Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

28 July 2023

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: phased withdrawal from ROI, cost-controlling measures, the creation of the C&I franchise and the progression towards working as One Bank across NatWest Group to serve customers); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine); changes in interest rates and foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led strategy; future acquisitions and divestments; the phased withdrawal from ROI and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; liquidity and funding risks; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions; changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; the transition of LIBOR other IBOR rates to replacement risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6K Interim Results 2023	2

Climate and ESG disclosures

Climate and ESG disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and ESG related metrics. As a result, we expect that certain climate and ESG disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2022 Climate-related Disclosures Report.

Cautionary and forward looking statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or are alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures and APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

Disclaimer

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the period ended 30 June 2023 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliation where appropriate, please refer to appendix ‘Non-IFRS financial measures’ on page 113.

NatWest Group – Form 6K Interim Results 2023	3

NatWest Group – Form 6K Interim Results 2023	4

NatWest Group plc

Interim results for the period ended 30 June 2023

Chief Financial Officer, Katie Murray, commented

“NatWest Group’s strong performance for the first half of the year is underpinned by our robust balance sheet, with a high-quality deposit base, high levels of liquidity and a well-diversified loan book. As a result, we are able to continue lending to our customers and delivering sustainable returns and distributions to our shareholders, even in the current uncertain economic environment.

Although arrears remain low, we know that people, families and businesses are anxious about their finances and many are really struggling. We are being proactive in our support for those who are hardest hit, helping to build the financial resilience of the customers and communities we serve.”

Group Chief Executive Officer

On 25 July 2023, Alison Rose stepped down as Chief Executive Officer and as a Director of NatWest Group plc. Paul Thwaite was appointed as Chief Executive Officer and as a Director of NatWest Group plc for an initial period of 12 months, subject to regulatory approval.

Strong H1 2023 performance

-	H1 2023 attributable profit of £2,299 million, a return on equity of 12.6% and a return on tangible equity of 18.2%.
-	Total income of £7,727 million increased by £1,508 million, or 24.2% compared with H1 2022. Total income, excluding notable items(1), increased by £1,485 million, or 25.2%, compared with H1 2022 principally reflecting the impact of lending growth and yield curve movements.
-	Net interest margin (NIM) of 2.20% in H1 2023 compared with 1.60% in H1 2022. Q2 2023 NIM of 2.20% was 5 basis points lower than Q1 2023. Bank NIM of 3.20% in H1 2023 compared with 2.58% in H1 2022 with the increase reflecting favourable yield curve movements. Q2 2023 Bank NIM of 3.13% was 14 basis points lower than Q1 2023 principally reflecting asset margin pressure and changes in deposit mix from non-interest bearing to interest bearing balances.
-	Operating expenses of £3,915 million were £262 million, or 7.2%, higher compared with H1 2022. Other operating expenses were £323 million, or 9.3%, higher than H1 2022. The cost:income ratio was 50.7% for the first half of the year compared with 58.7% in H1 2022. The cost:income ratio (excl. litigation and conduct) was 49.3% for the first half of the year compared with 56.0% in H1 2022.
-	A net impairment charge of £223 million in H1 2023, or 12 basis points of gross customer loans, principally reflects an increase in post model adjustments driven by increased economic uncertainty notwithstanding a £98 million modelled release. Defaults remain stable and at low levels across the portfolio.

Robust balance sheet underpinning growth

-	Net loans to customers increased by £7.6 billion to £373.9 billion during H1 2023. Net loans to customers excluding central items increased by £6.0 billion to £352.7 billion during H1 2023 primarily reflecting £5.9 billion of mortgage growth in Retail Banking.
-	Up to 30 June 2023 we have provided £48.6 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
-	Customer deposit balances were stable in the second quarter following the outflows in the first quarter. Customer deposits excluding central items decreased by £11.8 billion to £421.1 billion during H1 2023.
-	The loan:deposit ratio (LDR) was 86%. The LDR (excl. repos and reverse repos) was 83%, with customer deposits exceeding net loans to customers by around £71 billion.
-	The liquidity coverage ratio (LCR) of 141%, representing £45.3 billion headroom above 100% minimum requirement, increased by 2 percentage points compared with Q1 2023 primarily due to increased wholesale funding and UBIDAC asset sale offset by capital distributions.

Shareholder return supported by strong capital generation

-	We are pleased to announce an interim dividend of 5.5 pence per share and intend to commence an on-market buyback programme of up to £500 million in the second half of 2023 in addition to the £1.3 billion directed buyback completed in Q2 2023 bringing total distributions deducted from capital to £2.5 billion for H1 2023.
-	Common Equity Tier (CET1) ratio of 13.5% was 70 basis points lower than at 31 December 2022 principally reflecting distributions deducted from capital of c.140 basis points and an increase in RWAs, partially offset by the attributable profit.
-	RWAs increased by £1.4 billion during the first half of the year to £177.5 billion.

Outlook(2)

We retain the guidance provided in the 2022 Annual Report on Form 20-F, with the exception of full year 2023 Bank NIM which is now expected to be less than 3.20%, with a current view of around 3.15%. This remains subject to market conditions including the assumption of a Bank of England base rate of 5.50% from Q3 2023 through to the end of the year.

(1)	Refer to the Non-IFRS financial measures appendix for details of notable items.
(2)	The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2022 Annual Report on Form 20-F and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Form 6K Interim Results 2023	5

Our Purpose in action

We champion potential, helping people, families, and businesses to thrive. By working to benefit our customers, colleagues, and communities, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements in H1 2023 include:

People and families

-	We announced a new ambition to support 10 million people with their financial wellbeing every year by the end of 2027; starting with 6.5 million people in 2023 and increasing on an annual basis between 2024 and 2027, to reach 10 million a year by 2027. In H1 2023, we carried out c.341,000 financial health checks and extended our free Know Your Credit Score tool to everyone in the UK.
-	From the end of April 2023, we stopped all fees and charges for personal mortgage customers in persistent financial difficulty who are receiving help from our specialist Financial Health and Support teams.
-	We announced our collaboration with Places for People, British Gas Centrica and Schneider Electric – coordinated by Pineapple Sustainable Partnerships – to show that retrofitting homes at scale can be an achievable and affordable goal.

Businesses

-	We announced our aim to provide an additional £1 billion of lending to the UK manufacturing sector by the end of 2030, aiming to stimulate growth and help manufacturers invest in cleaner, more efficient forms of energy generation and use(1).
-	We announced strategic partnerships with WWF-UK to mobilise investment in climate and nature-friendly farming, and with food manufacturer McCain to reduce financial barriers for farmers transitioning to sustainable agricultural practices.
-	As part of our ambition to remove the barriers for women in business, in March 2023 we became the first bank in Europe to issue a bond with the intention to use the net proceeds to lend to businesses identified as women-led. The nominal amount of the bond is €500 million (£446 million), as at 7 March 2023.

Colleagues

-	With the National Youth Agency, we announced a new employee volunteering programme, which will enable our colleagues to deliver NatWest Thrive in their local youth clubs.
-	We launched our new Women in Entrepreneurship learning programme, open to all colleagues across the bank, to help them offer practical advice and support to women entrepreneurs.
-	We were included in The Times 2023 Top 50 Employers for Gender Equality list, run by business network, Business in the Community.

Communities

-	We announced £5.7 million in cost of living donations to charities and strategic partners, including £1 million to the Trussell Trust to further support the Help through Hardship scheme and over £1.6 million to the debt advice sector.
-	With the University of Edinburgh, we launched the Centre for Purpose-Driven Innovation in Banking, which will use business insights from NatWest Group to improve how data is used to benefit customers, researchers and policymakers.
-	We launched the Royal Bank Regenerate Fund with giving platform, Neighbourly, to support schools, charities and community groups based in Scotland to deliver sustainability projects.

Driving targeted growth

We’re driving our strategy forward through three areas of growth:

Delivering personalised solutions throughout our customers’ lifecycle

-	We’re focused on customer lifetime value to deliver growth: c.20% of youth accounts are held with NatWest Group(2) and in H1 2023 we attracted c.93,000 new NatWest Rooster card holders.
-	According to a survey by Savanta, we have a 17.7% share of the start-up market, up from 13.0% at the same time last year, with c.55,000 new accounts opened in H1 2023(3).
(1)	The £1 billion manufacturing fund lending package will be deployed through a variety of routes, including loans, asset finance and increased overdrafts.
(2)	As at April 2023. Source: CACI – UK youth flow share max age 18, cash card and no overdraft and Rooster 11+ overlay (12 months rolling).
(3)	Based on the % of 771 businesses, less than 2 years old, that name a NatWest Group brand as their main bank. Compared to other banks with a presence on the high street. Source: MarketVue Business Banking from Savanta at Q2 2023. Excludes those using personal bank accounts.

NatWest Group – Form 6K Interim Results 2023	6

Supporting our customers’ sustainability transitions

-	During H1 2023 we provided £16.0 billion climate and sustainable funding and financing, bringing the cumulative contribution to £48.6 billion at 30 June 2023 against our target to provide £100 billion between 1 July 2021 and the end of 2025(4).
-	As part of this, we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During H1 2023, we provided £2.3 billion in lending for residential properties with EPC ratings A and B.

Embedding our services in our customers’ digital lives

-	We’re scaling up digital and payment offerings for our business customers: Mettle has grown its customer base to almost 100,000 with c.17,000 new accounts opened in H1 2023; £2.2 billion transactions were processed by Tyl by NatWest, a 64% year-on-year increase, and c.8,000 new merchants onboarded.
-	We launched a whole-of-market(5) credit card offering: our credit card share is 9.6%(6), up from 5.7% this time last year, with c.309,000 cards issued in the year to date and c.76,000 new-to-bank customers.

(4)	NatWest Group uses its climate and sustainable funding and financing inclusion criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing targets. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(5)	Whole-of-market primarily comprises retail customers who do not currently hold a current account with NatWest Group.
(6)	Source: eBenchmarkers 3 month rolling average to end May.

NatWest Group – Form 6K Interim Results 2023	7

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	5,726	4,334	2,824	2,902	2,307
Non-interest income	2,001	1,885	1,027	974	904
Total income	7,727	6,219	3,851	3,876	3,211
Litigation and conduct costs	(108)	(169)	(52)	(56)	(67)
Other operating expenses	(3,807)	(3,484)	(1,875)	(1,932)	(1,766)
Operating expenses	(3,915)	(3,653)	(1,927)	(1,988)	(1,833)
Profit before impairment losses/releases	3,812	2,566	1,924	1,888	1,378
Impairment (losses)/releases	(223)	54	(153)	(70)	18
Operating profit before tax	3,589	2,620	1,771	1,818	1,396
Tax charge	(1,061)	(795)	(549)	(512)	(409)
Profit from continuing operations	2,528	1,825	1,222	1,306	987
(Loss)/profit from discontinued operations, net of tax	(108)	190	(143)	35	127
Profit for the period	2,420	2,015	1,079	1,341	1,114
Performance key metrics and ratios
Notable items within total income (1)	£344m	£321m	£288m	£56m	£97m
Total income excluding notable items (1)	£7,383m	£5,898m	£3,563m	£3,820m	£3,114m
Bank net interest margin (1)	3.20%	2.58%	3.13%	3.27%	2.71%
Bank average interest earning assets (1)	£361bn	£338bn	£362bn	£360bn	£342bn
Cost:income ratio (excl. litigation and conduct) (1)	49.3%	56.0%	48.7%	49.8%	55.0%
Loan impairment rate (1)	12bps	(3bps)	16bps	7bps	(2bps)
Profit attributable to ordinary shareholders	£2,299m	£1,891m	£1,020m	£1,279m	£1,050m
Total earnings per share attributable to ordinary shareholders - basic (2)	24.3p	18.7p	11.0p	13.2p	10.8p
Return on tangible equity (RoTE) (1)	18.2%	13.1%	16.4%	19.8%	15.2%
Climate and sustainable funding and financing (3)	£16.0bn	£11.9bn	£8.4bn	£7.6bn	£6.4bn

NatWest Group – Form 6K Interim Results 2023	8

	As at
	30 June	31 March	31 December
	2023	2023	2022
Balance sheet	£bn	£bn	£bn
Total assets	702.6	695.6	720.1
Net loans to customers - amortised cost	373.9	374.2	366.3
Net loans to customers excluding central items (1)	352.7	352.4	346.7
Loans to customers and banks - amortised cost and FVOCI	385.2	385.8	377.1
Total impairment provisions (4)	3.4	3.4	3.4
Expected credit loss (ECL) coverage ratio	0.9%	0.9%	0.9%
Assets under management and administration (AUMAs) (1)	37.9	35.2	33.4
Customer deposits	432.5	430.5	450.3
Customer deposits excluding central items (1,5)	421.1	421.8	432.9
Liquidity and funding
Liquidity coverage ratio (LCR)	141%	139%	145%
Liquidity portfolio	227	210	226
Net stable funding ratio (NSFR)	138%	141%	145%
Loan:deposit ratio (excl. repos and reverse repos) (1)	83%	83%	79%
Total wholesale funding	81	79	74
Short-term wholesale funding	28	25	21
Capital and leverage
Common Equity Tier (CET1) ratio (6)	13.5%	14.4%	14.2%
Total capital ratio (6)	18.8%	19.6%	19.3%
Pro forma CET1 ratio (excl. foreseeable items) (7)	14.2%	15.7%	15.4%
Risk-weighted assets (RWAs)	177.5	178.1	176.1
UK leverage ratio	5.0%	5.4%	5.4%
Tangible net asset value (TNAV) per ordinary share (1,8)	262p	278p	264p
Number of ordinary shares in issue (millions) (8)	8,929	9,581	9,659

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)

On 30 August 2022 issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.

(3)

NatWest Group uses its climate and sustainable funding and financing inclusion criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing targets. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Up to 30 June 2023 we have provided £48.6 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025 During H1 2023 we provided £16.0 billion climate and sustainable funding and financing, which included £2.3 billion in lending for residential properties with EPC ratings A and B.

(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 March 2023 - £0.1 billion; 31 December 2022 - £0.1 billion).
(5)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)

The pro forma CET1 ratio at 30 June 2023 excludes foreseeable items of £1.280 million: £780 million for ordinary dividends and £500 million foreseeable charges. (31 March 2023 excludes foreseeable items of £2,351 million: £1,479 million for ordinary dividends and £872 million foreseeable charges. 31 December 2022 excludes foreseeable charges of £2,132 million: £967 million for ordinary dividends and £1,165 million foreseeable charges).

(8)

The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 2 above.

NatWest Group – Form 6K Interim Results 2023	9

Business performance summary

Chief Financial Officer review

We delivered a strong operating performance in the first half of the year with a return on equity of 12.6% and a RoTE of 18.2%. Total income of £7.7 billion was up by 24.2% on prior year levels. Total income excluding notable items of £7.4 billion was up by 25.2% on prior year and levels of default remain low across our portfolio.

The strength of our balance sheet has allowed us to continue to lend to our personal and business customers and we have seen customer deposit balances stabilise in the second quarter following the reduction in quarter one. We remain in a strong liquidity position, with an LCR of 141%, representing £45.3 billion headroom above 100% minimum requirement, and an LDR of 83%.

Our CET1 ratio remains strong at 13.5% with total distributions from capital of £2.5 billion.

We are pleased to announce an interim dividend of 5.5 pence per share and intend to commence an on-market buyback programme of up to £500 million in the second half of 2023. We have announced distributions of £2.3 billion to shareholders in the first half of the year and accrued a further £0.3 billion towards the final dividend payment in Q2 2023, bringing total distributions deducted from capital to £2.5 billion for H1 2023.

Financial performance

Total income increased by 24.2% to £7,727 million compared with H1 2022. Total income, excluding notable items, was 25.2% higher than H1 2022 principally driven by lending growth and favourable yield curve movements partially offset by the change in mix of deposits from non-interest bearing to interest bearing and lower deposit balances. These factors continued to impact in the quarter where net interest income fell by 2.7% compared with Q1 2023 driven by the ongoing change in mix of customer deposits, lower average balances and the impact of higher pass-through rates coupled with mortgage income reductions. We expect these factors to continue to be a feature of our results largely offsetting the positive gains of interest rate rises throughout 2023.

Net interest margin (NIM) of 2.20% in H1 2023 compared with 1.60% in H1 2022. NIM of 2.20% was 5 basis points lower than Q1 2023. Bank NIM of 3.20% in H1 2023 compared with 2.58% in H1 2022 with the increase reflecting favourable yield curve movements. Q2 2023 Bank NIM of 3.13% was 14 basis points lower than Q1 2023 principally reflecting asset margin pressure of 9 basis points, changes in deposit mix from non-interest bearing to interest bearing balances and the impact and timing of pass-through of rate rises on deposits, 5 basis points.

In line with our expectations, operating expenses of £3,915 million were £262 million or 7.2% higher than H1 2023. Other operating expenses were £323 million, or 9.3%, higher than H1 2022 principally reflecting increased staff costs due to inflation and a one-off cost of living payment, increased strategic investment costs, such as Financial Crime and Data, and a property impairment. We remain committed to delivering on our full year cost guidance.

A net impairment charge of £223 million principally reflects an increase in post model adjustments driven by increased economic uncertainty notwithstanding a £98 million modelled release. Defaults remain stable and at low levels across the portfolio. Compared with Q1 2023, our ECL provision increased by £0.1 billion to £3.6 billion and our ECL coverage ratio has increased from 0.89% to 0.92%. We retain post model adjustments of £0.5 billion related to economic uncertainty, or 13% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.

As a result, we are pleased to report an attributable profit for H1 2023 of £2,299 million, with earnings per share of 24.3 pence a return on equity of 12.6% and a RoTE of 18.2%.

Net loans to customers of £373.9 billion increased by £7.6 million. Net loans to customers excluding central items increased by £6.0 billion over the first half of the year. Retail Banking mortgage lending increased by £5.9 billion and unsecured lending increased by £1.0 billion due to strong customer demand. Gross new mortgage lending was £17.1 billion in H1 2023 compared with £18.9 billion in H1 2022 and £22.5 billion in H2 2022. Commercial & Institutional net loans to customers decreased by £0.7 billion which was primarily driven by UK Government scheme repayments of £1.4 billion and subdued activity in funds lending, partially offset by an increase in term loan facilities.

Up to 30 June 2023 we have provided £48.6 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During H1 2023 we provided £16.0 billion climate and sustainable funding and financing, which included £2.3 billion in lending for residential properties with EPC ratings A and B.

During Q2 2023 customer deposits were stable following the outflows experienced in the first quarter. Customer deposits excluding central items reduced by £11.8 billion during H1 2023 reflecting customer tax payments which were significantly higher than previous years, competition for deposits and an overall market liquidity contraction.

TNAV per share reduced by 2 pence in H1 2023 to 262 pence primarily reflecting the full year ordinary dividend payment, movements in cash flow hedging reserves and other reserves partially offset by the attributable profit for the period.

NatWest Group – Form 6K Interim Results 2023	10

Business performance summary

Chief Financial Officer review continued

Capital

The CET1 ratio remains strong at 13.5%, or 13.4% excluding IFRS 9 transitional relief. The 70 basis points reduction compared with Q4 2022 principally reflects total distributions deducted from capital of £2.5 billion and increased RWAs of £1.4 billion, partially offset by the attributable profit. NatWest Group’s minimum requirement for own funds and eligible liabilities (MREL) ratio was 31.2%.

We have completed the £800 million share buyback programme announced as part of our 2022 annual results. In Q2 2023 we completed a £1.3 billion directed buyback and we intend to commence an on-market buyback programme of up to £500 million in the remainder of the year which, including the ordinary dividend accrual, brings total distributions deducted from capital to £2.5 billion for H1 2023.

We have continued to make good progress with our withdrawal from the Republic of Ireland with a €800 million dividend from Ulster Bank Ireland DAC declared in Q2 2023.

RWAs increased by £1.4 billion in H1 2023 to £177.5 billion largely reflecting lending growth and a £1.1 billion increase associated with the annual update to operational risk balances partially offset by reductions associated with our exit from the Republic of Ireland.

Funding and liquidity

The LCR increased by 2 percentage points to 141% in the quarter, representing £45.3 billion headroom above 100% minimum requirement, primarily due to increased wholesale funding and UBIDAC asset sale offset by capital distributions. Our primary liquidity as at 30 June 2023 was £147.5 billion and £119.6 billion or 81% of this was cash at central banks. Total wholesale funding increased by £1.8 billion in the quarter to £81.2 billion.

NatWest Group – Form 6K Interim Results 2023	11

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Total income	3,120	2,554	1,516	1,604	1,337
Operating expenses	(1,367)	(1,242)	(671)	(696)	(597)
of which: Other operating expenses	(1,343)	(1,184)	(650)	(693)	(593)
Impairment losses	(193)	(26)	(79)	(114)	(21)
Operating profit	1,560	1,286	766	794	719

Return on equity (1)	29.1%	26.3%	28.2%	30.0%	29.5%
Net interest margin (1)	2.88%	2.53%	2.78%	2.99%	2.62%
Cost:income ratio (excl. litigation and conduct) (1)	43.0%	46.4%	42.9%	43.2%	44.4%
Loan impairment rate (1)	19bps	3bps	15bps	22bps	4bps

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	204.4	201.7	197.6
Customer deposits	183.1	184.0	188.4
RWAs	57.3	55.6	54.7

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2023, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 29.1% and an operating profit of £1,560 million.

Retail Banking provided £2.2 billion of climate and sustainable funding and financing in H1 2023.

H1 2023 performance

-	Total income was £566 million, or 22.2%, higher than H1 2022 reflecting continued strong loan growth and higher deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins, lower deposit balances with mix shift from non-interest bearing to interest bearing balances, as well as increased capital issuance and funding costs.
-	Net interest margin was 35 basis points higher than H1 2022 reflecting higher deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins, lower deposit balances with mix shift from non-interest bearing to interest bearing balances, as well as higher treasury funding costs.
-	Operating expenses of £1,367 million were £125 million or 10.1% higher than H1 2022. Other operating expenses were £159 million, or 13.4%, higher than H1 2022 reflecting continued investment in the business and higher pay awards to support our colleagues with cost of living challenges, increased data costs and increased restructuring costs. This was partly offset by a 3.0% headcount reduction as a result of continued digitalisation, automation and improvement of end-to-end customer journeys.
-	A net impairment charge of £193 million in H1 2023 largely reflects Stage 3 defaults, which remain stable, as well as good book charges driven by strong unsecured lending growth, partly offset by the benefits from the updated economic outlook.
-	Net loans to customers increased by £6.8]billion, or 3.4%, in H1 2023 mainly reflecting continued mortgage growth of £5.9 billion, or 3.2%, with gross new mortgage lending of £17.1 billion, representing flow share of around 16%. Cards balances increased by £0.7 billion, or 15.9%, and personal advances increased by £0.3 billion, or 3.9%, in H1 2023 with strong customer demand.
-	Customer deposits decreased by £5.3 billion, or 2.8%, in H1 2023 reflecting the impact of customer tax payments which were higher than previous years, lower household liquidity and increased competition for savings balances. Personal current account balances decreased by £5.5 billion, partially offset by an increase in personal savings of £0.2 billion in H1 2023. We have seen strong growth in our fixed term savings products in H1 2023.
-	RWAs increased by £2.6 billion, or 4.8%, primarily reflecting lending volume growth.

NatWest Group – Form 6K Interim Results 2023	12

Business performance summary

Retail Banking continued

Q2 2023 performance

-	Total income was £88 million, or 5.5%, lower than Q1 2023 reflecting a reduction in mortgage margins and lower deposit balances with mix shift from non-interest bearing to interest bearing balances, partly offset by lending growth and benefit of higher rates on deposit income.
-	Net interest margin was 21 basis points lower than Q1 2023 reflecting lower mortgage margins and lower deposit balances with mix shift from non-interest bearing to interest bearing balances, partly offset by the impact of rate rises on deposit income.
-	Operating expenses of £671 million were £25 million, or 3.6%, lower compared with Q1 2023. Other operating expenses were £43 million, or 6.2%, lower than Q1 2023 reflecting non repeat of Q1 2023 one-off cost of living payment, and lower restructuring costs, partially offset by the impact of April 2023 pay award and timing of investment and other non-staff costs.
-	A net impairment charge of £79 million in Q2 2023 largely reflects Stage 3 defaults, which remain stable, as well as good book charges driven by strong unsecured lending growth, partly offset by benefits from the updated economic outlook.
-	Net loans to customers increased by £2.7 billion, or 1.3%, in Q2 2023 mainly reflecting continued mortgage growth of £2.0 billion, or 1.0%, with gross new mortgage lending of £7.6 billion, representing flow share of around 15%. Cards balances increased by £0.5 billion, or 10.9%, and personal advances increased by £0.2 billion, or 2.6%, reflecting strong customer demand.
-	Customer deposits decreased by £0.9 billion, or 0.5%, in Q2 2023 as growth in fixed term savings deposits was offset by lower instant access savings and current accounts.
-	RWAs increased by £1.7 billion, or 3.1%, in Q2 2023 primarily reflecting strong lending volume growth and a small increase in risk parameters.

NatWest Group – Form 6K Interim Results 2023	13

Business performance summary

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Total income	567	461	271	296	245
Operating expenses	(322)	(285)	(167)	(155)	(146)
of which: Other operating expenses	(311)	(284)	(159)	(152)	(146)
Impairment (losses)/releases	(11)	11	(3)	(8)	6
Operating profit	234	187	101	133	105

Return on equity (1)	24.7%	20.9%	20.8%	28.5%	23.5%
Net interest margin (1)	4.50%	3.34%	4.17%	4.83%	3.60%
Cost:income ratio (excl. litigation and conduct) (1)	54.9%	61.6%	58.7%	51.4%	59.6%
Loan impairment rate (1)	11bps	(12)bps	6bps	17bps	(13)bps
Net new money (£bn) (1)	1.0	1.4	0.4	0.6	0.6

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	19.1	19.2	19.2
Customer deposits	36.5	37.3	41.2
RWAs	11.5	11.4	11.2
Assets under management (AUMs) (1)	30.0	29.6	28.3
Assets under administration (AUAs) (1)	7.9	5.6	5.1
Total assets under management and administration (AUMAs) (1)	37.9	35.2	33.4

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2023, Private Banking delivered a strong return on equity of 24.7%, and an operating profit of £234 million.

NatWest Group completed the acquisition of a majority shareholding in Cushon on 1 June 2023. The acquisition of the workplace savings and pensions fintech resulted in a £1.9 billion increase to the NatWest Group AUMAs on the date of acquisition.

Private Banking provided £0.1 billion of climate and sustainable funding and financing in H1 2023.

H1 2023 performance

-	Total income was £106 million, or 23.0%, higher than H1 2022 reflecting increased deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins.
-	Net interest margin was 116 basis points higher than H1 2022 reflecting higher deposit income, supported by interest rate rises, partially offset by a reduction in lending margins, lower deposit balances, as well as increased capital issuance and funding costs.
-	Operating expenses of £322 million were £37 million or 13.0% higher than H1 2022. Other operating expenses were £27 million, or 9.5% higher than H1 2022 due to the impact of pay awards to support colleagues with cost of living challenges and the impact of one-offs including a £7 million property revaluation and an £8 million technology cost.
-	A net impairment charge of £11 million in H1 2023 reflected higher good book charges and a small level of Stage 3 defaults.
-	Net loans to customers decreased by £0.1 billion in H1 2023 as gross new lending of £1.4 billion, of which £0.9 billion related to mortgages, was offset by higher repayments.
-	Customer deposits decreased by £4.7 billion, or 11.4% in H1 2023 reflecting the impact of customer tax payments which were higher than previous years, as well as increased competition for savings balances. Current account and instant access savings account balances decreased by £7.0 billion partially offset by an increase in term savings products.
-	AUMAs increased by £4.5 billion, or 13.5%, in H1 2023 primarily reflecting AUM net new money of £1.0 billion, which represents 6.0% of opening AUMA balances, positive market movements, and acquisition of Cushon which contributes £2.0 billion(1).

Q2 2023 performance

-	Total income was £25 million, or 8.4%, lower than Q1 2023 reflecting lower deposit balances and higher pass-through of rate rises on customer deposits partially offset by the benefit of higher interest rates.
-	Net interest margin was 66 basis points lower than Q1 2023 reflecting lower deposit volumes, changes in deposit mix from non-interest bearing to interest bearing balances and increased funding costs.
-	A net impairment charge of £3 million in Q2 2023 reflected benefits from the updated economic outlook with Stage 3 defaults remaining stable.
-	Customer deposits decreased by £0.8 billion, or 2.1% in Q2 2023 as growth in fixed term savings deposits was offset by lower instant access savings and current accounts combined with repayment of debt.
-	AUMAs increased by £2.7 billion, or 7.7%, in Q2 2023 primarily reflecting AUM net new money of £0.4 billion and positive investment market movements. The acquisition of Cushon contributes £2.0 billion(1) to the increase in AUMAs.

(1)Cushon AUMAs at 30 June 2023 were £2.0 billion and £1.9 billion as at date of acquisition. AUMAs are reported within the Private Banking segment as the Investment Centre of Expertise, and the financials are within Central items & other.

NatWest Group – Form 6K Interim Results 2023	14

Business performance summary

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Net interest income	2,504	1,764	1,243	1,261	961
Non-interest income	1,244	1,173	552	692	601
Total income	3,748	2,937	1,795	1,953	1,562

Operating expenses	(1,987)	(1,820)	(984)	(1,003)	(898)
of which: Other operating expenses	(1,893)	(1,734)	(934)	(959)	(854)
Impairment (losses)/releases	(20)	59	(64)	44	48
Operating profit	1,741	1,176	747	994	712

Return on equity (1)	16.9%	11.4%	14.3%	19.5%	14.0%
Net interest margin (1)	3.84%	2.84%	3.79%	3.90%	3.09%
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	59.0%	52.0%	49.1%	54.7%
Loan impairment rate (1)	3bps	(9)bps	20bps	(13)bps	(15)bps

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	129.2	131.5	129.9
Customer deposits	201.5	200.5	203.3
Funded assets (1)	320.6	320.4	306.3
RWAs	103.6	104.8	103.2

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2023, Commercial & Institutional delivered a strong performance with a return on equity of 16.9% and operating profit of £1,741 million. Commercial & Institutional provided £13.8 billion of climate and sustainable funding and financing in H1 2023.

H1 2023 performance

-	Total income was £811 million, or 27.6%, higher than H1 2022 primarily reflecting higher deposit returns from an improved interest rate environment, credit and debit card fees and higher markets income(1).
-	Net interest margin was 100 basis points higher than H1 2022 reflecting higher deposit returns supported by interest rate rises, partly offset by lower deposits balances, evolving deposit and lending mix impacts and higher treasury funding costs.
-	Operating expenses of £1,987 million were £167 million or 9.2% higher than H1 2022. Other operating expenses were £159 million, or 9.2%, higher than H1 2022 due to higher pay awards to support our colleagues with cost of living challenges and continued investment in the business.
-	An impairment charge of £20 million in H1 2023 compared with an impairment release of £59 million in H1 2022 driven by an increase in post model adjustments to reflect increased inflationary and liquidity risk impacts to our customers offset by benefits of modelled releases to reflect benefits from the revised economic outlook. Stage 3 charges remain low.
-	Net loans to customers decreased by £0.7 billion, or 0.5%, in H1 2023 due to UK Government scheme repayments of £1.4 billion and subdued activity within funds lending, partly offset by an increase in term loan facilities including revolving credit facilities and asset finance.
-	Customer deposits decreased by £1.8 billion, or 0.9%, in H1 2023 primarily due to overall market liquidity contraction, particularly sight deposits with strong growth in term deposit balances.
-	RWAs increased by £0.4 billion, or 0.4%, in H1 2023 primarily reflecting an evolving book mix of lending growth and UK Government scheme repayments, partially offset by foreign exchange benefits and lower market risk.

NatWest Group – Form 6K Interim Results 2023	15

Business performance summary

Commercial & Institutional continued

Q2 2023 performance

-	Total income was £158 million, or 8.1%, lower than Q1 2023 largely reflecting lower markets income(1) mainly driven by challenging market conditions and additional treasury costs.
-	Net interest margin was 11 basis points lower than Q1 2023 reflecting increased treasury costs and lower deposit balances, partly offset by higher deposit margins.
-	Operating expenses of £984 million were £19 million, or 1.9%, lower compared with Q1 2023. Other operating expenses were £25 million, or 2.6%, lower than Q1 2023 reflecting non-repeat of the Q1 2023 one-off cost of living payments partly offset by continued investment in the business.
-	A net impairment charge of £64 million in Q2 2023 reflected an increase in post model adjustments to reflect inflationary and liquidity risk impacts to our customers offset by benefits of modelled releases to reflect benefits from the revised economic outlook. Stage 3 charges remain low.
-	Net loans to customers decreased by £2.3 billion, or 1.7%, in Q2 2023 largely due to lower funds activity and UK Government scheme repayments of £0.7 billion.
-	Customer deposits increased by £1.0 billion, or 0.5%, in Q2 2023 primarily due to growth in the Corporate & Institutions business. We have seen continued strong growth in term deposit balances.
-	RWAs decreased by £1.2 billion, or 1.1%, in Q2 2023 primarily reflecting foreign exchange benefits and lower lending balances.

(1)Markets income excludes own credit risk adjustments and central items.

Business performance summary

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	292	267	269	23	67
Operating expenses (1)	(239)	(306)	(105)	(134)	(192)
of which: Other operating expenses	(260)	(282)	(132)	(128)	(173)
of which: Ulster Bank RoI direct expenses	(163)	(145)	(63)	(100)	(81)
Impairment releases/(losses)	1	10	(7)	8	(15)
Operating profit/(loss)	54	(29)	157	(103)	(140)
of which: Ulster Bank RoI	(295)	(213)	(136)	(159)	(150)

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost) (2)	21.2	21.8	19.6
Customer deposits	11.4	8.7	17.4
RWAs	5.1	6.3	7.0

(1)	Includes withdrawal-related direct program costs of £64 million for the half year ended 30 June 2023 (30 June 2022 - £26 million) and £15 million for the quarter ended 30 June 2023 (31 March 2023 - £49 million; 30 June 2022 - £16 million).
(2)	Excludes £0.4 billion of loans to customers held at fair value through profit or loss (31 March 2023 - £0.5 billion; 31 December 2022 - £0.5 billion).

H1 2023 performance

-	Total income was £25 million higher than H1 2022 reflecting one-off items that broadly offset including foreign exchange recycling gains, partially offset by lower gains on interest and foreign exchange risk management derivatives not in hedge accounting relationships, gains on liquidity asset bond sales in the prior year and the effect of the continued withdrawal of our operations from the Republic of Ireland.
-	Customer deposits decreased by £6.0 billion in H1 2023 primarily reflecting the continued withdrawal of our operations from the Republic of Ireland. Ulster Bank RoI customer deposit balances were £0.4 billion as at H1 2023.
-	Net loans to customers increased £1.6 billion in H1 2023 mainly due to reverse repo activity in Treasury.

Q2 2023 performance

-	Customer deposits increased by £2.7 billion during Q2 2023 primarily reflecting repo activity in Treasury partially offset by the continued withdrawal of our operations from the Republic of Ireland.

NatWest Group – Form 6K Interim Results 2023	16

Segment performance

	Half year ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,908	428	2,504	(114)	5,726
Own credit adjustments	—	—	9	—	9
Other non-interest income	212	139	1,235	406	1,992
Total income	3,120	567	3,748	292	7,727
Direct expenses	(394)	(109)	(737)	(2,567)	(3,807)
Indirect expenses	(949)	(202)	(1,156)	2,307	—
Other operating expenses	(1,343)	(311)	(1,893)	(260)	(3,807)
Litigation and conduct costs	(24)	(11)	(94)	21	(108)
Operating expenses	(1,367)	(322)	(1,987)	(239)	(3,915)
Operating profit before impairment losses/releases (1)	1,753	245	1,761	53	3,812
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit (1)	1,560	234	1,741	54	3,589

Income excluding notable items (1)	3,120	567	3,739	(43)	7,383

Additional information
Return on tangible equity (1)	na	na	na	na	18.2%
Return on equity (1)	29.1%	24.7%	16.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.0%	54.9%	50.5%	nm	49.3%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	19bps	11bps	3bps	nm	12bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.5	2.2	12.5	33.3	61.5
Third party customer asset rate (1)	3.03%	4.24%	5.61%	nm	nm
Third party customer funding rate (1)	(1.02%)	(1.43%)	(1.03%)	nm	nm
Bank average interest earning assets (£bn) (1)	203.4	19.2	131.4	na	361.1
Bank net interest margin (1)	2.88%	4.50%	3.84%	na	3.20%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6K Interim Results 2023	17

Segment performance

	Half year ended 30 June 2022
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,340	315	1,764	(85)	4,334
Own credit adjustments	—	—	52	—	52
Other non-interest income	214	146	1,121	352	1,833
Total income	2,554	461	2,937	267	6,219
Direct expenses	(320)	(102)	(736)	(2,326)	(3,484)
Indirect expenses	(864)	(182)	(998)	2,044	—
Other operating expenses	(1,184)	(284)	(1,734)	(282)	(3,484)
Litigation and conduct costs	(58)	(1)	(86)	(24)	(169)
Operating expenses	(1,242)	(285)	(1,820)	(306)	(3,653)
Operating profit/(loss) before
impairment losses/releases (1)	1,312	176	1,117	(39)	2,566
Impairment (losses)/releases	(26)	11	59	10	54
Operating profit/(loss) (1)	1,286	187	1,176	(29)	2,620

Income excluding notable items (1)	2,554	461	2,930	(47)	5,898

Additional information
Return on tangible equity (1)	na	na	na	na	13.1%
Return on equity (1)	26.3%	20.9%	11.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.4%	61.6%	59.0%	nm	56.0%
Total assets (£bn)	216.2	30.0	451.5	108.8	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	107.5	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	27.8	362.6
Loan impairment rate (1)	3bps	(12)bps	(9)bps	nm	(3)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	36.8	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	12.5	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	13.0	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	31.2	58.9
Third party customer asset rate (1)	2.59%	2.65%	3.01%	nm	nm
Third party customer funding rate (1)	(0.07%)	(0.07%)	(0.06%)	nm	nm
Bank average interest earning assets (£bn) (1)	186.8	19.0	125.2	na	338.5
Bank net interest margin (1)	2.53%	3.34%	2.84%	na	2.58%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6K Interim Results 2023	18

Segment performance

	Quarter ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,416	199	1,243	(34)	2,824
Own credit adjustments	—	—	3	—	3
Other non-interest income	100	72	549	303	1,024
Total income	1,516	271	1,795	269	3,851
Direct expenses	(185)	(53)	(379)	(1,258)	(1,875)
Indirect expenses	(465)	(106)	(555)	1,126	-
Other operating expenses	(650)	(159)	(934)	(132)	(1,875)
Litigation and conduct costs	(21)	(8)	(50)	27	(52)
Operating expenses	(671)	(167)	(984)	(105)	(1,927)
Operating profit before impairment losses/releases (1)	845	104	811	164	1,924
Impairment (losses)	(79)	(3)	(64)	(7)	(153)
Operating profit (1)	766	101	747	157	1,771

Income excluding notable items (1)	1,516	271	1,792	(16)	3,563

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	28.2%	20.8%	14.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.9%	58.7%	52.0%	nm	48.7%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	15bps	6bps	20bps	nm	16bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.5	2.2	12.5	33.3	61.5
Third party customer asset rate (1)	3.11%	4.41%	5.84%	nm	nm
Third party customer funding rate (1)	(1.20%)	(1.71%)	(1.18%)	nm	nm
Bank average interest earning assets (£bn) (1)	204.6	19.2	131.4	na	362.3
Bank net interest margin (1)	2.78%	4.17%	3.79%	na	3.13%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6K Interim Results 2023	19

Segment performance

	Quarter ended 31 March 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,492	229	1,261	(80)	2,902
Own credit adjustments	—	—	6	—	6
Other non-interest income	112	67	686	103	968
Total income	1,604	296	1,953	23	3,876
Direct expenses	(209)	(56)	(358)	(1,309)	(1,932)
Indirect expenses	(484)	(96)	(601)	1,181	—
Other operating expenses	(693)	(152)	(959)	(128)	(1,932)
Litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Operating expenses	(696)	(155)	(1,003)	(134)	(1,988)
Operating profit/(loss) before
impairment losses/releases (1)	908	141	950	(111)	1,888
Impairment (losses)/releases	(114)	(8)	44	8	(70)
Operating profit/(loss) (1)	794	133	994	(103)	1,818

Income excluding notable items (1)	1,604	296	1,947	(27)	3,820

Additional information
Return on tangible equity (1)	na	na	na	na	19.8%
Return on equity (1)	30.0%	28.5%	19.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.2%	51.4%	49.1%	nm	49.8%
Total assets (£bn)	227.2	28.1	399.0	41.3	695.6
Funded assets (£bn) (1)	227.2	28.1	320.4	40.5	616.2
Net loans to customers - amortised cost (£bn)	201.7	19.2	131.5	21.8	374.2
Loan impairment rate (1)	22bps	17bps	(13)bps	nm	7bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.7)	(0.1)	(1.8)
Customer deposits (£bn)	184.0	37.3	200.5	8.7	430.5
Risk-weighted assets (RWAs) (£bn)	55.6	11.4	104.8	6.3	178.1
RWA equivalent (RWAe) (£bn)	56.4	11.4	106.2	6.9	180.9
Employee numbers (FTEs - thousands)	13.9	2.2	12.4	33.3	61.8
Third party customer asset rate (1)	2.94%	4.07%	5.38%	nm	nm
Third party customer funding rate (1)	(0.83%)	(1.15%)	(0.87%)	nm	nm
Bank average interest earning assets (£bn) (1)	202.1	19.2	131.3	na	360.0
Bank net interest margin (1)	2.99%	4.83%	3.90%	na	3.27%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6K Interim Results 2023	20

Segment performance

	Quarter ended 30 June 2022
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,228	172	961	(54)	2,307
Own credit adjustments	—	—	34	—	34
Other non-interest income	109	73	567	121	870
Total income	1,337	245	1,562	67	3,211
Direct expenses	(159)	(53)	(329)	(1,225)	(1,766)
Indirect expenses	(434)	(93)	(525)	1,052	—
Other operating expenses	(593)	(146)	(854)	(173)	(1,766)
Litigation and conduct costs	(4)	-	(44)	(19)	(67)
Operating expenses	(597)	(146)	(898)	(192)	(1,833)
Operating profit/(loss) before impairment losses/releases (1)	740	99	664	(125)	1,378
Impairment (losses)/releases	(21)	6	48	(15)	18
Operating profit/(loss) (1)	719	105	712	(140)	1,396

Income excluding notable items (1)	1,337	245	1,573	(41)	3,114

Additional information
Return on tangible equity (1)	na	na	na	na	15.2%
Return on equity (1)	29.5%	23.5%	14.0%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.4%	59.6%	54.7%	nm	55.0%
Total assets (£bn)	216.2	30.0	451.5	108.8	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	107.5	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	27.8	362.6
Loan impairment rate (1)	4bps	(13)bps	(15)bps	nm	(2)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	36.8	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	12.5	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	13.0	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	31.2	58.9
Third party customer asset rate (1)	2.59%	2.77%	3.19%	nm	nm
Third party customer funding rate (1)	(0.10%)	(0.13%)	(0.09%)	nm	nm
Bank average interest earning assets (£bn) (1)	188.1	19.1	124.9	na	341.5
Bank net interest margin (1)	2.62%	3.60%	3.09%	na	2.71%

nm - not meaningful, na - not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measurements and performance metrics.

NatWest Group – Form 6K Interim Results 2023	21

Risk and capital management

NatWest Group – Form 6K Interim Results 2023	22

Risk and capital management

Credit risk

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and, where relevant, industry sector and region) are based on a selected, small number of economic variables (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for the most material portfolios are shown in the table below:

Portfolio	Economic loss drivers
UK Personal mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income
UK Personal unsecured	UK unemployment rate, sterling swap rate, UK household debt to income
UK corporates	UK stock price index, UK gross domestic product (GDP), Bank of England base rate
UK commercial real estate	UK stock price index, UK commercial property price index, UK GDP, Bank of England base rate

Economic scenarios

At 30 June 2023, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly related to persistently high inflation and interest rate environment, resulting in a fall in real household income, economic slowdown, a rise in unemployment and asset price declines.

For 30 June 2023, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside – This scenario assumes robust growth as inflation falls sharply and rates are lowered. Consumer spending is supported by savings built up since COVID-19 and further helped by fiscal support and strong business investment. The labour market remains resilient, with the unemployment rate remaining below pre-COVID-19 levels. The housing market slows down compared to the previous year but remains robust.

Base case – In the midst of high inflation and significant monetary policy tightening, the economic growth remains muted. However, recession is avoided as only a small proportion of households are directly affected by the rise in the mortgage costs. The unemployment rate rises modestly but job losses are contained. Inflation moderates over the medium-term and falls to target level of 2%. The housing market experiences price decline and lower activity but the extent of the decline is lower than that experienced during prior stresses.

Since 31 December 2022, the economic outlook has improved as energy prices fell sharply and the labour market remained resilient. However, the inflation outlook remains elevated due to higher core inflation pressure. As a result, interest rates need to rise higher than assumed previously. The base case now assumes muted growth in 2023 as opposed to a mild recession assumed previously. The unemployment rate still rises but the peak is lower, reflecting the labour market’s recent resilience. The peak to trough house price correction remains broadly similar to the previous assumption.

Downside – Inflation remains persistently high. The economy experiences a recession as consumer confidence weakens due to a fall in real income. Interest rates are raised higher than the base case and remain elevated for longer. High rates are assumed to have a more significant impact on the labour market. Unemployment is higher than the base case scenario while house prices experience declines comparable to previous episodes of stress.

The previous year’s downside scenario also included a deep recession, labour market deterioration and asset price falls, but the current downside scenario explores these risks in a persistently high inflation, high rates environment.

Extreme downside – This scenario assumes high and persistent inflation. Households see the highest recorded decline in real income. Interest rates rise to levels last observed in early 2000. Resulting economic recession is deep and leads to widespread job losses. House prices lose approximately a third of their value while the unemployment rate rises to a level above that observed during the 2008 financial crisis.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

NatWest Group – Form 6K Interim Results 2023	23

Risk and capital management

Credit risk continued

Economic loss drivers

Main macroeconomic variables	30 June 2023					31 December 2022
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	1.8	0.9	0.4	(0.2)	0.8	2.2	1.3	0.8	0.4	1.2
Unemployment	3.5	4.2	4.9	6.6	4.6	3.9	4.5	4.9	6.7	4.8
House price index	3.8	0.3	(0.8)	(6.0)	—	5.1	0.8	(0.7)	(4.4)	0.6
Commercial real estate price	3.3	0.2	(2.7)	(7.6)	(0.7)	1.2	(1.9)	(2.8)	(9.1)	(2.5)
Consumer price index	1.7	2.3	4.2	3.7	2.8	3.6	4.2	4.4	8.2	4.8
Bank of England base rate	2.6	4.2	5.0	5.1	4.2	2.4	3.1	1.5	4.5	2.8
UK stock price index	5.8	4.3	1.8	0.1	3.5	3.0	1.4	(1.1)	(3.7)	0.5
World GDP	3.7	3.1	2.7	1.0	2.8	3.7	3.3	1.7	1.1	2.7
Probability weight	19.5	45.0	21.5	14.0		18.6	45.0	20.8	15.6

(1)	The five-year summary runs from 2023-2027 for 30 June 2023.
(2)	The table shows five calendar year CAGR for GDP, average for unemployment and Bank of England base rate and 20-quarter CAGR for other parameters.
(3)	Comparatives have been aligned with the current calculation approach.

Probability weightings of scenarios

NatWest Group’s quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2023.

The approach involves comparing UK GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2022. Since then, the outlook has improved across key areas of the economy. However, the risks still remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 19.5% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 21.5% weighting applied to the downside scenario and a 14.0% weighting applied to the extreme downside scenario.

NatWest Group – Form 6K Interim Results 2023	24

Risk and capital management

Credit risk continued

Climate transition

During 2023, NatWest Group continued to align its financial planning process with the climate transition planning process. This included adding climate policy and technology related transition assumptions into NatWest Group’s base case macroeconomic scenario used for financial planning and assessment of ECL in this IFRS 9 reporting period. This resulted in an increase in ECL of £4 million.

As in the initial iteration of the Climate transition plan, included in NatWest Group’s 2022 Climate-related Disclosures Report, NatWest Group assesses the effects of climate transition policies within the base case macroeconomic scenario, using the UK Climate Change Committee (CCC) Balanced Net Zero (BNZ) scenario, aligned with the UK CCC sixth carbon budget, as a starting point. In addition, NatWest Group included estimated average policy delay into the climate economic assumptions for IFRS 9 purposes, based on the credibility ratings for sectoral policies provided by the UK CCC 2022 Progress Report to Parliament, to reflect estimated time delays based on credibility ratings as follows:

-	Credible policies – estimated zero years of delayed adjustment to the BNZ pathway for the associated policy.
-	Policies with some or significant risk – estimated three and five years of delay respectively for the associated policy.
-	Policies with insufficient plans – estimated ten years of delay for the associated policy.

The base case macroeconomic scenario now explicitly includes assumptions about the changes in transition policy expressed as an additional implicit carbon price. Implicit carbon price is an additional cost related to greenhouse gas emissions as a result of climate transition policy. NatWest Group assumes that between now and 2028, the transition policy will change slowly, and the implicit carbon price will increase modestly by £10.5/tCO2e, which is consistent with the UK CCC BNZ scenario. The base case macroeconomic scenario also included assumptions about abatement technology development and specific sectors’ transition, for example, the switch from fossil fuels to renewable energy sources. NatWest Group will continue to enhance this analysis, including updates in the UK CCC 2023 Progress Report to Parliament published in June 2023.

While previous NatWest Group IFRS 9 base case scenarios included some climate transition considerations, they were based on all enacted policies and available technologies. The new approach described here applies to explicitly identifying the effect of additional climate transition policy.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK’s successful transition to net zero. Policy delays and risks outlined in the UK CCC 2022 and 2023 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK’s net zero transition and in turn that of NatWest Group and its customers.

For this first iteration of climate economic assumptions included within the base case macroeconomic scenario, NatWest Group focused on policy and technology related transition risks. It is assumed that in more extreme scenarios it is likely that climate policy changes would offset adverse/benign economic conditions. NatWest Group’s tools, methodologies and assessment of climate risks will continue to evolve to further align financial planning and climate transition planning processes.

NatWest Group – Form 6K Interim Results 2023	25

Risk and capital management

Credit risk continued

Economic loss drivers

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2023	1.4	0.3	—	(0.3)	0.3
2024	3.8	0.8	(1.4)	(4.1)	0.3
2025	1.4	1.0	1.0	0.9	1.1
2026	1.2	1.3	1.2	1.2	1.2
2027	1.2	1.4	1.3	1.2	1.3
2028	1.2	1.4	1.3	1.2	1.3

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Unemployment rate - annual average	%	%	%	%	%
2023	3.9	3.9	4.1	4.3	4.0
2024	3.3	4.2	5.1	7.3	4.7
2025	3.3	4.4	5.3	7.7	4.8
2026	3.4	4.3	5.1	7.1	4.7
2027	3.4	4.3	4.9	6.5	4.6
2028	3.4	4.3	4.7	6.0	4.4

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
House price index - four quarter change	%	%	%	%	%
2023	(3.3)	(6.9)	(6.2)	(8.2)	(6.2)
2024	10.4	(1.0)	(13.2)	(14.1)	(3.1)
2025	6.1	2.9	0.9	(16.4)	0.9
2026	3.1	3.4	8.5	4.3	4.4
2027	3.5	3.4	7.9	6.8	4.7
2028	3.4	3.4	5.5	5.0	4.0

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Commercial real estate price - four quarter change	%	%	%	%	%
2023	1.1	(5.8)	(7.8)	(10.7)	(5.6)
2024	5.5	0.5	(13.4)	(35.3)	(6.1)
2025	4.6	2.5	2.5	2.5	3.0
2026	3.8	2.5	3.6	6.3	3.4
2027	1.8	1.3	3.0	6.9	2.3
2028	1.5	1.3	2.2	4.2	1.8

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Consumer price index - four quarter change	%	%	%	%	%
2023	1.6	3.4	5.5	7.0	4.0
2024	1.1	2.3	4.3	6.8	3.2
2025	1.8	1.9	3.9	1.7	2.3
2026	1.9	1.9	3.8	1.2	2.2
2027	1.9	1.9	3.7	2.1	2.3
2028	1.9	1.9	3.2	2.1	2.2

NatWest Group – Form 6K Interim Results 2023	26

Risk and capital management

Credit risk continued

Economic loss drivers

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Bank of England base rate - annual average	%	%	%	%	%
2023	4.3	4.8	4.7	4.8	4.7
2024	3.0	5.0	5.5	6.0	4.9
2025	2.3	4.2	5.0	5.7	4.2
2026	2.0	3.7	4.9	4.9	3.8
2027	1.6	3.3	4.7	4.1	3.4
2028	1.5	3.2	4.5	3.4	3.2

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
UK stock price index - four quarter change	%	%	%	%	%
2023	13.0	9.1	(9.2)	(26.6)	0.9
2024	5.7	3.1	(1.9)	(9.4)	1.4
2025	4.1	3.1	9.7	21.2	6.2
2026	3.6	3.1	6.5	12.9	4.9
2027	3.2	3.1	5.3	10.2	4.3
2028	3.0	3.1	5.3	6.4	3.9

Worst points	30 June 2023					31 December 2022
			Extreme		Weighted			Extreme		Weighted
	Downside		downside		average	Downside		downside		average
	%	Quarter	%	Quarter	%	%	Quarter	%	Quarter	%
GDP	(1.7)	Q2 2024	(4.9)	Q2 2024	0.1	(3.2)	Q4 2023	(4.7)	Q4 2023	(0.8)
Unemployment rate - peak	5.4	Q1 2025	8.0	Q4 2024	4.9	6.0	Q1 2024	8.5	Q3 2024	5.4
House price index	(18.9)	Q1 2025	(34.3)	Q1 2026	(9.2)	(15.0)	Q1 2025	(26.2)	Q3 2025	(3.4)
Commercial real estate price	(20.1)	Q4 2024	(42.6)	Q1 2025	(11.3)	(21.8)	Q4 2023	(46.8)	Q3 2024	(16.4)
Consumer price index
- highest four quarter change	10.1	Q1 2023	10.1	Q1 2023	10.1	15.7	Q1 2023	17.0	Q4 2023	11.7
Bank of England base rate
- extreme level	5.8	Q1 2024	6.0	Q1 2024	5.3	4.0	Q1 2023	6.0	Q1 2024	4.1
UK stock price index	(15.5)	Q2 2024	(40.9)	Q2 2024	(1.1)	(26.0)	Q4 2023	(48.7)	Q4 2023	(14.1)

(1)	Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2022 for 30 June 2023 scenarios.
(2)	Comparatives have been aligned with the current calculation approach.

Use of the scenarios in Personal lending

Personal lending follows a discrete scenario approach. The probability of default (PD), exposure at default (EAD), loss given default (LGD) and resultant ECL for each discrete scenario is calculated using product specific economic response models. Probability weighted averages across the suite of economic scenarios are then calculated for each of the model outputs, with the weighted PD being used for staging purposes.

Business Banking utilises the Personal lending methodology rather than the Wholesale lending methodology.

Use of the scenarios in Wholesale lending

The Wholesale lending scenario methodology is based on the concept of credit cycle indices (CCIs). The CCIs represent, similar to the exogenous component in Personal, all relevant economic drivers for a region/industry segment aggregated into a single index value that describes the credit conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to credit conditions at long-run average levels, a positive CCI value corresponds to credit conditions below long run average levels and a negative CCI value corresponds to credit conditions above long-run average levels.

The individual economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then extended with an additional mean reversion assumption to gradually revert to the long-run average CCI value of zero in the outer years of the projection horizon.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

NatWest Group – Form 6K Interim Results 2023	27

Risk and capital management

Credit risk continued

UK economic uncertainty

The high inflation environment alongside rapidly rising interest rates and supply chain disruption are presenting significant headwinds for some businesses and consumers. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2024. NatWest Group has considered where these are most likely to affect the customer base, with the rising cost of borrowing during 2023 for both businesses and consumers presenting an additional affordability challenge for many borrowers in recent months.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Governance and post model adjustments

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):

-	Deferred model calibrations – ECL adjustments where model monitoring and similar analyses indicates that model adjustments will be required to ensure ECL adequacy. As a consequence, an estimate of the ECL impact is recorded on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.
-	Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with high inflation and rapidly rising interest rates as well as supply chain disruption, along with the residual effects from COVID-19 Government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the observable effects of these issues crystallise.
-	Other adjustments – ECL adjustments where it was judged that the modelled ECL required amendment.

Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, rapidly rising interest rates and supply chain disruption.

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
30 June 2023	£m	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	22	—	23
Economic uncertainty	116	43	12	289	2	462
Other adjustments	7	—	—	12	36	55
Total	123	43	13	323	38	540

Of which:
- Stage 1	74	19	6	113	20	232
- Stage 2	34	24	7	206	17	288
- Stage 3	15	—	—	4	1	20

31 December 2022
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	—	16	15	59
Total	110	71	6	207	17	411

Of which:
- Stage 1	62	27	3	63	—	155
- Stage 2	32	44	3	139	16	234
- Stage 3	16	—	—	5	1	22

NatWest Group – Form 6K Interim Results 2023	28

Risk and capital management

Credit risk continued

UK economic uncertainty

Post model adjustments increased since 31 December 2022, with a notable shift in economic uncertainty reflecting rapidly rising interest rates and high inflation.

-

Retail Banking – The post model adjustment for economic uncertainty increased from £153 million at 31 December 2022 to £159 million at 30 June 2023, with recent interest rate rises resulting in higher levels of mortgage customers at risk of financial difficulties and prompting an uplift in the cost of living post model adjustment (up from £127 million to £134 million). The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises, focusing on key affordability lenses, including customers with lower incomes in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock effect on their affordability.

-	The £20 million other judgemental overlay for EAD modelling dynamics in credit cards was no longer required.
-

Commercial & Institutional – The post model adjustment for economic uncertainty increased from £191 million at 31 December 2022 to £289 million at 30 June 2023. It still includes an overlay of £79 million to cover the residual risks from COVID-19, including the risk that government support schemes could affect future recoveries and concerns surrounding associated debt, to customers that have utilised government support schemes. The inflation and supply chain post model adjustment has been maintained with a mechanistic adjustment, via a sector-level downgrade, being applied to the sectors that were considered most at risk from these headwinds. A number of additional sectors have been included in the sector-level downgrade reflecting the pressures from inflation plus broader concerns around liquidity and reducing cash reserves across many sectors. The impact of the sector-level downgrades is a post model adjustment increase from £83 million at 31 December 2022 to £210 million at 30 June 2023, reflecting the significant headwinds for a number of sectors which are not fully captured in the models.

-	The £22 million judgemental overlay for deferred model calibrations relates to refinance risk with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.
-	Other adjustments includes an overlay of £10 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.
-

Other – The post model adjustments in Central items & other increased from £17 million at 31 December 2022 to £38 million at 30 June 2023 with the rise attributable to the divestment risk of the phased withdrawal of Ulster Bank RoI from the Republic of Ireland.

NatWest Group – Form 6K Interim Results 2023	29

Risk and capital management

Credit risk continued

Wholesale support schemes

The table below shows the sector split for the Bounce Back Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	864	173	40	1,077	805	225	71	1,101	9	17	25
Financial institutions	20	3	—	23	8	2	—	10	—	—	—
Sovereign	4	1	—	5	1	—	—	1	—	—	—
Corporate	2,638	550	334	3,522	2,169	879	153	3,201	26	56	91
Of which:
Agriculture	184	68	4	256	762	338	21	1,121	6	15	9
Airlines and aerospace	3	1	—	4	2	1	—	3	—	—	—
Automotive	185	30	8	223	103	29	7	139	2	3	4
Chemicals	5	1	—	6	8	1	—	9	—	—	—
Health	139	20	4	163	255	84	14	353	2	4	6
Industrials	109	18	5	132	72	23	5	100	1	1	3
Land transport and logistics	101	22	6	129	43	24	4	71	1	2	3
Leisure	386	94	24	504	322	143	23	488	5	12	16
Mining and metals	4	1	—	5	6	—	—	6	—	—	—
Oil and gas	5	1	—	6	4	1	—	5	—	—	—
Power utilities	3	1	—	4	3	3	1	7	—	—	—
Retail	460	88	22	570	256	104	17	377	4	8	12
Shipping	2	—	—	2	1	—	—	1	—	—	—
Water and waste	12	2	1	15	9	2	2	13	—	—	1
Total	3,526	727	374	4,627	2,983	1,106	224	4,313	35	73	116

31 December 2022
Wholesale
Property	1,029	197	51	1,277	908	217	61	1,186	10	15	27
Financial institutions	24	4	—	28	9	2	—	11	—	—	1
Sovereign	5	1	1	7	2	—	—	2	—	—	—
Corporate	3,165	629	338	4,132	2,302	872	116	3,290	26	56	69
Of which:
Agriculture	221	74	4	299	819	297	22	1,138	6	14	11
Airlines and aerospace	3	1	—	4	—	1	—	1	—	—	—
Automotive	221	34	10	265	100	37	5	142	1	2	3
Chemicals	6	1	—	7	9	1	—	10	—	—	—
Health	165	23	4	192	271	92	9	372	2	4	4
Industrials	131	21	5	157	77	20	4	101	1	2	2
Land transport and logistics	122	25	8	155	51	16	4	71	1	2	3
Leisure	471	108	28	607	336	161	27	524	5	12	16
Mining and metals	5	1	—	6	5	1	—	6	—	—	—
Oil and gas	6	1	—	7	2	2	—	4	—	—	—
Power utilities	3	1	—	4	3	4	—	7	—	—	—
Retail	554	102	26	682	283	94	14	391	4	7	10
Shipping	2	—	—	2	1	3	—	4	—	—	—
Water and waste	15	2	1	18	10	3	—	13	—	—	—
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

NatWest Group – Form 6K Interim Results 2023	30

Risk and capital management

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2023. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

NatWest Group – Form 6K Interim Results 2023	31

Risk and capital management

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2023	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	168,723	168,198	169,272	168,676	160,339
Retail Banking - unsecured	8,256	8,296	8,562	8,102	7,393
Wholesale - property	27,157	27,445	27,594	26,830	17,541
Wholesale - non-property	110,583	112,316	113,020	109,447	84,290
	314,719	316,255	318,448	313,055	269,563
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	85	84	81	87	83
Retail Banking - unsecured	191	193	192	191	169
Wholesale - property	98	76	60	128	131
Wholesale - non-property	250	220	193	305	310
	624	573	526	711	693
Stage 2 modelled loans (£m)
Retail Banking - mortgages	19,653	20,178	19,104	19,700	28,037
Retail Banking - unsecured	3,400	3,360	3,094	3,554	4,263
Wholesale - property	3,942	3,654	3,505	4,269	13,558
Wholesale - non-property	16,854	15,121	14,417	17,990	43,147
	43,849	42,313	40,120	45,513	89,005
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	64	64	44	64	114
Retail Banking - unsecured	376	369	304	404	515
Wholesale - property	113	92	74	134	584
Wholesale - non-property	405	336	279	483	1,234
	958	861	701	1,085	2,447
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	188,376	188,376	188,376	188,376	188,376
Retail Banking - unsecured	11,656	11,656	11,656	11,656	11,656
Wholesale - property	31,099	31,099	31,099	31,099	31,099
Wholesale - non-property	127,437	127,437	127,437	127,437	127,437
	358,568	358,568	358,568	358,568	358,568
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	149	148	125	151	197
Retail Banking - unsecured	567	562	496	595	684
Wholesale - property	211	168	134	262	715
Wholesale - non-property	655	556	472	788	1,544
	1,582	1,434	1,227	1,796	3,140
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.08	0.08	0.07	0.08	0.10
Retail Banking - unsecured	4.86	4.82	4.26	5.10	5.87
Wholesale - property	0.68	0.54	0.43	0.84	2.30
Wholesale - non-property	0.51	0.44	0.37	0.62	1.21
	0.44	0.40	0.34	0.50	0.88
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	1,582	1,434	1,227	1,796	3,140
ECL on UBIDAC modelled exposures	32	32	32	32	32
ECL on non-modelled exposures	38	38	38	38	38

Total Stage 1 and Stage 2 ECL	1,652	1,504	1,297	1,866	3,210
Variance to actual total Stage 1 and Stage 2 ECL		(148)	(355)	214	1,558

NatWest Group – Form 6K Interim Results 2023	32

Risk and capital management

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2023	Actual	scenario	scenario	scenario	scenario
Reconciliation to Stage 1 and Stage 2 flow exposure (£m)
Modelled loans	358,568	358,568	358,568	358,568	358,568
UBIDAC loans	565	565	565	565	565
Non-modelled loans	20,993	20,993	20,993	20,993	20,993
Other asset classes	145,405	145,405	145,405	145,405	145,405

(1)	Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 30 June 2023 and therefore does not include variation in future undrawn exposure values.
(2)	Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios.
(3)	Exposures related to Ulster Bank RoI continuing operations have not been included in the simulations. The current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.
(4)	All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2023. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5)	Refer to the Economic loss drivers section for details of economic scenarios.
(6)	Refer to the NatWest Group 2022 Annual Report on Form 20-F for 31 December 2022 comparatives.

Measurement uncertainty and ECL adequacy

-	During H1 2023, overall modelled ECL remained stable reflecting portfolio growth coupled with stable portfolio performance offset by the H1 2023 economics update ECL reduction at 30 June 2023. Judgemental ECL post model adjustments, increased from 31 December 2022, reflecting the increased economic uncertainty and the expectation of increased defaults in H2 2023 and beyond, and represented 15% of total ECL (31 December 2022 – 12%).
-	If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.6 billion (approximately 94%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
-	In the Wholesale portfolio, there was a significant increase in ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase was mainly due to commercial real estate prices which show negative growth until 2024 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.
-	The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 30 June 2023 resulted in a decrease in modelled ECL. Given that continued uncertainty remains due to high inflation, rapidly rising interest rates and supply chain disruption, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage, including economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.
-	As the effects of high inflation, rapidly rising interest rates and supply chain disruption evolve during 2023 and into 2024, there is a risk of credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2023.
-	There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates.

Movement in ECL provision

The table below shows the main ECL provision movements during H1 2023.

ECL provision
£m
At 1 January 2023	3,434
Changes in economic forecasts	(98)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(48)
Changes in risk metrics and exposure: Stage 3	263
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	129
Write-offs and other	(123)
At 30 June 2023	3,557

-	ECL increased during H1 2023, reflecting a stable level of good book ECL alongside increases in Stage 3 ECL levels.
-	Stage 3 default flows in the Personal portfolios remained stable, although there were modest increases in line with growth and post-COVID-19 lending strategy. For the Wholesale portfolios, with the exception of BBLS, default levels were lower than historic trends as the effects of high inflation, rapidly rising interest rates and supply chain disruption has to date not led to a significant change in defaults.
-	Stage 3 balances increased due to default flows, as described above, alongside reduced write-off activity in H1 2023.
-	The update to the economic scenarios at 30 June 2023 resulted in a modelled decrease in ECL of £98 million. While broader portfolio performance continued to be stable, the additional uncertainty due to high inflation and rapidly rising interest rates led to an increase in post model adjustments being required to ensure provision adequacy.

NatWest Group – Form 6K Interim Results 2023	33

Risk and capital management

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 8 for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal groups of £0.6 billion (31 December 2022 – £1.5 billion).

Financial assets

	30 June 2023			31 December 2022
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	554.3	—	—	554.3	—	—

In scope of IFRS 9 ECL framework	541.7	—	—	550.3	—	—
% in scope	98%	—	—	99%	—	—

Loans to customers - in scope - amortised cost	377.9	3.5	374.4	370.1	3.3	366.8
Loans to customers - in scope - FVOCI	0.1	—	0.1	0.1	—	0.1
Loans to banks - in scope - amortised cost	7.2	—	7.2	6.9	—	6.9
Total loans - in scope	385.2	3.5	381.7	377.1	3.3	373.8
Stage 1	336.4	0.6	335.8	325.2	0.6	324.6
Stage 2	43.4	1.0	42.4	46.8	0.9	45.9
Stage 3	5.4	1.9	3.5	5.1	1.8	3.3

Other financial assets - in scope - amortised cost	138.5	—	138.5	156.4	—	156.4
Other financial assets - in scope - FVOCI	18.0	—	18.0	16.8	—	16.8
Total other financial assets - in scope	156.5	—	156.5	173.2	—	173.2
Stage 1	156.4	—	156.4	172.4	—	172.4
Stage 2	0.1	—	0.1	0.8	—	0.8

Out of scope of IFRS 9 ECL framework	12.6	na	12.6	4.0	na	4.0
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.1	na	0.1	0.2	na	0.2
Other financial assets - out of scope - amortised cost	13.0	na	13.0	4.1	na	4.1
Other financial assets - out of scope - FVOCI	0.1	na	0.1	0.1	na	0.1

na = not applicable

The assets outside the IFRS 9 ECL framework were as follows:

-	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £12.5 billion (31 December 2022 – £4.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
-	Equity shares of £0.3 billion (31 December 2022 – £0.4 billion) as not within the IFRS 9 ECL framework by definition.
-	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £0.9 billion (31 December 2022 – £(0.6) billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 13, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £0.1 billion (31 December 2022 – £(0.1) billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £136.2 billion (31 December 2022 – £137.2 billion) comprised Stage 1 £123.1 billion (31 December 2022 – £119.2 billion); Stage 2 £12.5 billion (31 December 2022 – £17.3 billion); and Stage 3 £0.7 billion (31 December 2022 – £0.7 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2022 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (31 December 2022 – £3.4 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

NatWest Group – Form 6K Interim Results 2023	34

Risk and capital management

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	180,293	18,075	112,341	25,653	336,362
Stage 2	22,686	988	19,676	90	43,440
Stage 3	2,826	254	2,246	124	5,450
Of which: individual	—	203	1,017	27	1,247
Of which: collective	2,826	51	1,229	97	4,203
Subtotal excluding disposal group loans	205,805	19,317	134,263	25,867	385,252
Disposal group loans				573	573
Total				26,440	385,825
ECL provisions (2)
Stage 1	282	23	333	23	661
Stage 2	439	17	507	28	991
Stage 3	1,038	31	765	71	1,905
Of which: individual	—	31	260	4	295
Of which: collective	1,038	—	505	67	1,610
Subtotal excluding ECL provisions on disposal group loans	1,759	71	1,605	122	3,557
ECL provisions on disposal group loans				31	31
Total				153	3,588
ECL provisions coverage (3)
Stage 1 (%)	0.16	0.13	0.30	0.09	0.20
Stage 2 (%)	1.94	1.72	2.58	31.11	2.28
Stage 3 (%)	36.73	12.20	34.06	57.26	34.95
ECL provisions coverage excluding disposal group loans	0.85	0.37	1.20	0.47	0.92
ECL provisions coverage on disposal group loans				5.41	5.41
Total				0.58	0.93
Impairment (releases)/losses (4)
ECL (release)/charge	193	11	20	(1)	223
Stage 1	(88)	(1)	(124)	4	(209)
Stage 2	188	8	98	2	296
Stage 3	93	4	46	(7)	136
Of which: individual	—	4	13	(4)	13
Of which: collective	93	—	33	(3)	123
Continuing operations	193	11	20	(1)	223
Discontinued operations	—	—	—	(1)	(1)
Total	—	—	—	(2)	222

Amounts written-off	63	1	50	8	122
Of which: individual	—	1	19	2	22
Of which: collective	63	—	31	6	100

For the notes to this table refer to the following page.

NatWest Group – Form 6K Interim Results 2023	35

Risk and capital management

Credit risk – Banking activities continued

Segment analysis – portfolio summary

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
31 December 2022	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	—	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (2)
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	—	26	251	10	287
Of which: collective	917	—	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL provisions on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (3)
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92

Half year ended 30 June 2022
Impairment (releases)/losses (4)
ECL (release)/charge	26	(11)	(59)	(10)	(54)
Stage 1	(125)	(6)	(204)	(7)	(342)
Stage 2	86	(7)	108	18	205
Stage 3	65	2	37	(21)	83
Of which: individual	—	2	—	(3)	(1)
Of which: collective	65	—	37	(18)	84
Continuing operations	26	(11)	(59)	(10)	(54)
Discontinued operations				(62)	(62)
Total				(70)	(116)

Amounts written-off	106	1	94	14	215
Of which: individual	—	1	57	—	58
Of which: collective	106	—	37	14	157

(1)	Includes loans to customers and banks.
(2)	Includes £4 million (31 December 2022 – £3 million) related to assets classified as FVOCI and £0.1 billion (31 December 2022 – £0.1 billion) related to off-balance sheet exposures.
(3)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4)	Includes a £5 million release (30 June 2022 – £2 million release) related to other financial assets, of which £1 million (30 June 2022 – nil) related to assets classified as FVOCI; and £3 million release (30 June 2022 – £3 million release) related to contingent liabilities.
(5)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £121.9 billion (31 December 2022 – £143.3 billion) and debt securities of £34.7 billion (31 December 2022 – £29.9 billion).
-	Stage 1 and Stage 2 modelled ECL remained broadly unchanged with stable portfolio performance and latest MES scenario update modelled ECL reduction being offset by increased post model adjustments to reflect growing economic uncertainty due to high inflation and rapidly rising interest rates.
-	Stage 2 loans decreased during H1 2023, primarily within Wholesale portfolios, in line with the modelled ECL reduction, linked to the update of MES forward-looking economics at H1 2023. The latest MES scenario update captures a lower unemployment peak and better GDP outlook, offset by higher inflation and interest rates.
-	Stage 3 loans increased, primarily due to reduced write-off activity in H1 2023.
-	As previously mentioned, in Personal, the flows into default remained relatively stable and broadly in-line with post-COVID-19 lending strategy expectations and for Wholesale portfolios, with the exception of BBLS, default levels were lower than historic trends. However, it is expected that defaults will increase as growing inflationary pressures on businesses, consumers and the broader economy continue to evolve, particularly given the rapid rise in interest rates.

NatWest Group – Form 6K Interim Results 2023	36

Risk and capital management

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

	Loans - amortised cost				Off-balance sheet
	and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	—	—	—	—	—	—	—	—	—	—
Wholesale	517	49	7	573	87	10	17	9	5	31
Total	517	49	7	573	87	10	17	9	5	31

31 December 2022
Personal	—	—	—	—	—	—	—	—	—	—
Wholesale	1,269	193	40	1,502	413	19	17	19	17	53
Total	1,269	193	40	1,502	413	19	17	19	17	53

Segment loans and impairment metrics

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not							Not
		past	1-30	>30					past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	180,293	21,610	709	367	22,686	2,826	205,805	282	394	14	31	439	1,038	1,759
Private Banking	18,075	913	46	29	988	254	19,317	23	17	—	—	17	31	71
Personal	14,929	118	43	16	177	198	15,304	7	2	—	—	2	19	28
Wholesale	3,146	795	3	13	811	56	4,013	16	15	—	—	15	12	43
Commercial & Institutional	112,341	17,808	957	911	19,676	2,246	134,263	333	456	33	18	507	765	1,605
Personal	2,374	16	16	10	42	46	2,462	3	—	—	1	1	13	17
Wholesale	109,967	17,792	941	901	19,634	2,200	131,801	330	456	33	17	506	752	1,588
Central items & other	25,653	80	4	6	90	124	25,867	23	24	2	2	28	71	122
Personal	10	57	2	5	64	19	93	1	11	—	2	13	16	30
Wholesale	25,643	23	2	1	26	105	25,774	22	13	2	—	15	55	92
Total loans	336,362	40,411	1,716	1,313	43,440	5,450	385,252	661	891	49	51	991	1,905	3,557
Of which:
Personal	197,606	21,801	770	398	22,969	3,089	223,664	293	407	14	34	455	1,086	1,834
Wholesale	138,756	18,610	946	915	20,471	2,361	161,588	368	484	35	17	536	819	1,723

31 December 2022
Retail Banking	174,727	20,653	605	303	21,561	2,565	198,853	251	406	14	30	450	917	1,618
Private Banking	18,367	730	39	32	801	242	19,410	21	14	—	—	14	26	61
Personal	15,182	122	35	16	173	207	15,562	5	1	—	—	1	17	23
Wholesale	3,185	608	4	16	628	35	3,848	16	13	—	—	13	9	38
Commercial & Institutional	108,791	22,520	956	750	24,226	2,166	135,183	342	491	26	17	534	747	1,623
Personal	2,475	17	17	7	41	46	2,562	3	1	—	—	1	12	16
Wholesale	106,316	22,503	939	743	24,185	2,120	132,621	339	490	26	17	533	735	1,607
Central items & other	23,339	234	4	7	245	123	23,707	18	42	1	2	45	69	132
Personal	54	70	3	6	79	13	146	1	11	1	2	14	11	26
Wholesale	23,285	164	1	1	166	110	23,561	17	31	—	—	31	58	106
Total loans	325,224	44,137	1,604	1,092	46,833	5,096	377,153	632	953	41	49	1,043	1,759	3,434
Of which:
Personal	192,438	20,862	660	332	21,854	2,831	217,123	260	419	15	32	466	957	1,683
Wholesale	132,786	23,275	944	760	24,979	2,265	160,030	372	534	26	17	577	802	1,751

For the notes to this table refer to the following page.

NatWest Group – Form 6K Interim Results 2023	37

Risk and capital management

Credit risk – Banking activities continued

Segment loans and impairment metrics

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							Half year ended 30 June 2023
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
30 June 2023%		%	%	%	%	%	%	£m	£m
Retail Banking	0.16	1.82	1.97	8.45	1.94	36.73	0.85	193	63
Private Banking	0.13	1.86	—	—	1.72	12.20	0.37	11	1
Personal	0.05	1.69	—	—	1.13	9.60	0.18	4	1
Wholesale	0.51	1.89	—	—	1.85	21.43	1.07	7	—
Commercial & Institutional	0.30	2.56	3.45	1.98	2.58	34.06	1.20	20	50
Personal	0.13	—	—	10.00	2.38	28.26	0.69	1	1
Wholesale	0.30	2.56	3.51	1.89	2.58	34.18	1.20	19	49
Central items & other	0.09	30.00	50.00	33.33	31.11	57.26	0.47	(1)	8
Personal	10.00	19.30	—	40.00	20.31	84.21	32.26	5	1
Wholesale	0.09	56.52	100.00	—	57.69	52.38	0.36	(6)	7
Total loans	0.20	2.20	2.86	3.88	2.28	34.95	0.92	223	122
Of which:
Personal	0.15	1.87	1.82	8.54	1.98	35.16	0.82	203	66
Wholesale	0.27	2.60	3.70	1.86	2.62	34.69	1.07	20	56

31 December 2022
Retail Banking	0.14	1.97	2.31	9.90	2.09	35.75	0.81	26	106
Private Banking	0.11	1.92	—	—	1.75	10.74	0.31	(11)	1
Personal	0.03	0.82	—	—	0.58	8.21	0.15	(2)	1
Wholesale	0.50	2.14	—	—	2.07	25.71	0.99	(9)	—
Commercial & Institutional	0.31	2.18	2.72	2.27	2.20	34.49	1.20	(59)	94
Personal	0.12	5.88	—	—	2.44	26.09	0.62	1	1
Wholesale	0.32	2.18	2.77	2.29	2.20	34.67	1.21	(60)	93
Central items & other	0.08	17.95	25.00	28.57	18.37	56.10	0.56	(10)	14
Personal	1.85	15.71	33.33	33.33	17.72	84.62	17.81	(7)	6
Wholesale	0.07	18.90	—	—	18.67	52.73	0.45	(3)	8
Total loans	0.19	2.16	2.56	4.49	2.23	34.52	0.91	(54)	215
Of which:
Personal	0.14	2.01	2.27	9.64	2.13	33.80	0.78	18	116
Wholesale	0.28	2.29	2.75	2.24	2.31	35.41	1.09	(72)	99

(1)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2)	ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.
-	Retail Banking – Balance sheet growth during H1 2023 mainly reflected continued mortgage growth. Unsecured balances growth, primarily in credit cards, was mainly a result of strong customer demand alongside disciplined credit risk appetite. Total ECL coverage increased. The increase in coverage was reflective of increased Stage 3 ECL on unsecured portfolios, mainly due to reduced write-off activity. Stable good book coverage reflected continued stable portfolio performance alongside the ECL release from the H1 2023 MES update. This was counterbalanced by an increased level of post model adjustments to capture increased affordability pressures on customers due to high inflation and rapidly rising interest rates. Stage 2 balances increased during H1 2023 as a result of the forecast rise in unemployment, therefore increasing IFRS 9 probability of defaults on a forward-looking basis during H1 2023. The expected peak in unemployment rate reduced as a result of the latest MES update at 30 June 2023, dampening the levels of PD SICR deterioration, but Stage 2 balance levels were maintained through three month PD persistence rules.

Commercial & Institutional – The balance sheet was broadly stable. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to cost of living, supply chain or inflationary pressures, or deemed to represent a heightened risk. Total coverage remained broadly stable with reductions in ECL and exposure. Stage 1 and Stage 2 ECL decreased due to improvements in forward-looking economics and some positive portfolio performance more than offsetting increases in post model adjustments.

-	Central items & other – The balance sheet increase in H1 2023 was due to an increase in central items held in the course of treasury related management activities.

NatWest Group – Form 6K Interim Results 2023	38

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- UK	208,689	5,134	9,748	223,571	32,482	62,026	33,498	4,105	132,111	355,682
- RoI	—	16	77	93	32	1,009	48	—	1,089	1,182
- Other Europe	—	—	—	—	269	4,907	6,433	473	12,082	12,082
- RoW	—	—	—	—	142	6,033	9,220	911	16,306	16,306
Loans by stage	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- Stage 1	186,983	3,526	7,097	197,606	28,183	56,770	48,468	5,335	138,756	336,362
- Stage 2	19,653	1,501	1,815	22,969	3,990	15,660	695	126	20,471	43,440
- Stage 3	2,053	123	913	3,089	752	1,545	36	28	2,361	5,450
- Of which: individual	177	—	15	192	398	606	24	27	1,055	1,247
- Of which: collective	1,876	123	898	2,897	354	939	12	1	1,306	4,203
Loans - past due analysis (2)	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- Not past due	206,026	5,014	8,838	219,878	31,818	70,389	48,516	5,416	156,139	376,017
- Past due 1-30 days	1,091	31	91	1,213	404	2,370	620	71	3,465	4,678
- Past due 31-90 days	633	35	106	774	361	572	35	2	970	1,744
- Past due 90-180 days	376	27	96	499	56	47	3	—	106	605
- Past due >180 days	563	43	694	1,300	286	597	25	—	908	2,208
Loans - Stage 2	19,653	1,501	1,815	22,969	3,990	15,660	695	126	20,471	43,440
- Not past due	18,648	1,460	1,693	21,801	3,541	14,292	653	124	18,610	40,411
- Past due 1-30 days	694	19	57	770	112	827	7	—	946	1,716
- Past due 31-90 days	311	22	65	398	337	541	35	2	915	1,313
Weighted average life(4)
- ECL measurement (years)	9	3	6	6	5	6	2	2	5	6
Weighted average 12 months PDs(4)
- IFRS 9 (%)	0.50	3.09	4.96	0.74	1.46	1.67	0.20	0.20	1.13	0.90
- Basel (%)	0.66	3.29	3.24	0.82	1.02	1.33	0.18	0.20	0.87	0.84
ECL provisions by geography	413	293	1,128	1,834	445	1,200	60	18	1,723	3,557
- UK	413	288	1,103	1,804	415	988	32	11	1,446	3,250
- RoI	—	5	25	30	14	57	1	—	72	102
- Other Europe	—	—	—	—	9	95	8	2	114	114
- RoW	—	—	—	—	7	60	19	5	91	91
ECL provisions by stage	413	293	1,128	1,834	445	1,200	60	18	1,723	3,557
- Stage 1	92	60	141	293	99	220	36	13	368	661
- Stage 2	65	148	242	455	115	410	10	1	536	991
- Stage 3	256	85	745	1,086	231	570	14	4	819	1,905
- Of which: individual	23	—	10	33	79	169	10	4	262	295
- Of which: collective	233	85	735	1,053	152	401	4	—	557	1,610
ECL provisions coverage (%)	0.20	5.69	11.48	0.82	1.35	1.62	0.12	0.33	1.07	0.92
- Stage 1 (%)	0.05	1.70	1.99	0.15	0.35	0.39	0.07	0.24	0.27	0.20
- Stage 2 (%)	0.33	9.86	13.33	1.98	2.88	2.62	1.44	0.79	2.62	2.28
- Stage 3 (%)	12.47	69.11	81.60	35.16	30.72	36.89	38.89	14.29	34.69	34.95
ECL (release)/charge	23	70	110	203	29	(2)	(6)	(1)	20	223
- UK	23	68	107	198	29	28	(11)	(1)	45	243
- RoI	—	2	3	5	5	(5)	—	—	—	5
- Other Europe	—	—	—	—	(5)	16	1	—	12	12
- RoW	—	—	—	—	—	(41)	4	—	(37)	(37)

Amounts written-off	8	34	24	66	20	36	—	—	56	122

For the notes to this table refer to page 39.

NatWest Group – Form 6K Interim Results 2023	39

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- <1 year	3,349	2,867	3,261	9,477	7,359	23,585	37,554	2,898	71,396	80,873
- 1-5 year	10,383	2,283	5,534	18,200	17,164	31,815	9,927	1,670	60,576	78,776
- 5 year	194,957	—	1,030	195,987	8,402	18,575	1,718	921	29,616	225,603
Other financial assets by
asset quality (3)	—	—	—	—	39	90	16,985	139,464	156,578	156,578
- AQ1-AQ4	—	—	—	—	—	12	16,452	139,464	155,928	155,928
- AQ5-AQ8	—	—	—	—	39	78	533	—	650	650
Off-balance sheet	15,474	16,572	8,688	40,734	16,048	58,800	19,898	724	95,470	136,204
- Loan commitments	15,474	16,572	8,643	40,689	15,604	56,181	18,610	570	90,965	131,654
- Financial guarantees	—	—	45	45	444	2,619	1,288	154	4,505	4,550
Off-balance sheet by
asset quality (3)	15,474	16,572	8,688	40,734	16,048	58,800	19,898	724	95,470	136,204
- AQ1-AQ4	14,791	536	7,403	22,730	12,486	36,034	18,318	644	67,482	90,212
- AQ5-AQ8	666	15,732	1,255	17,653	3,532	22,475	1,580	63	27,650	45,303
- AQ9	1	6	6	13	5	9	—	—	14	27
- AQ10	16	298	24	338	25	282	—	17	324	662

For the notes to this table refer to page 39.

NatWest Group – Form 6K Interim Results 2023	40

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- UK	202,957	4,420	9,602	216,979	31,452	62,318	32,480	4,285	130,535	347,514
- RoI	—	40	104	144	34	1,102	74	—	1,210	1,354
- Other Europe	—	—	—	—	623	4,670	6,967	475	12,735	12,735
- RoW	—	—	—	—	465	5,587	8,617	881	15,550	15,550
Loans by stage	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Stage 1	182,245	3,275	6,918	192,438	27,542	53,048	46,738	5,458	132,786	325,224
- Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Stage 3	1,925	109	797	2,831	716	1,476	47	26	2,265	5,096
- Of which: individual	172	—	13	185	314	564	33	25	936	1,121
- Of which: collective	1,753	109	784	2,646	402	912	14	1	1,329	3,975
Loans - past due analysis (2)	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Not past due	200,634	4,335	8,825	213,794	31,366	70,034	47,824	5,633	154,857	368,651
- Past due 1-30 days	916	33	86	1,035	608	2,490	278	1	3,377	4,412
- Past due 31-90 days	510	29	104	643	302	551	5	7	865	1,508
- Past due 90-180 days	380	24	79	483	49	34	24	—	107	590
- Past due >180 days	517	39	612	1,168	249	568	7	—	824	1,992
Loans - Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Not past due	17,951	1,039	1,872	20,862	3,866	17,915	1,344	150	23,275	44,137
- Past due 1-30 days	588	19	53	660	185	754	5	—	944	1,604
- Past due 31-90 days	248	18	66	332	265	484	4	7	760	1,092
Weighted average life (4)
- ECL measurement (years)	8	2	6	5	4	6	3	1	5	5
Weighted average 12 months PDs (4)
- IFRS 9 (%)	0.50	2.62	4.78	0.71	1.88	2.11	0.23	0.19	1.41	1.01
- Basel (%)	0.65	2.97	3.11	0.79	1.03	1.44	0.16	0.19	0.92	0.85
ECL provisions by geography	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- UK	376	254	1,027	1,657	404	985	42	14	1,445	3,102
- RoI	—	3	23	26	13	66	1	—	80	106
- Other Europe	—	—	—	—	16	72	7	1	96	96
- RoW	—	—	—	—	8	105	13	4	130	130
ECL provisions by stage	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- Stage 1	81	62	117	260	107	218	32	15	372	632
- Stage 2	62	122	282	466	105	457	14	1	577	1,043
- Stage 3	233	73	651	957	229	553	17	3	802	1,759
- Of which: individual	18	—	10	28	80	163	13	3	259	287
- Of which: collective	215	73	641	929	149	390	4	—	543	1,472
ECL provisions coverage (%)	0.19	5.76	10.82	0.78	1.35	1.67	0.13	0.34	1.09	0.91
- Stage 1 (%)	0.04	1.89	1.69	0.14	0.39	0.41	0.07	0.27	0.28	0.19
- Stage 2 (%)	0.33	11.34	14.16	2.13	2.43	2.39	1.03	0.64	2.31	2.23
- Stage 3 (%)	12.10	66.97	81.68	33.80	31.98	37.47	36.17	11.54	35.41	34.52
Half year ended 30 June 2022
ECL (release)/charge	(80)	20	78	18	21	(61)	(31)	(1)	(72)	(54)
- UK	(75)	20	78	23	30	(66)	(34)	(1)	(71)	(48)
- RoI	(5)	—	—	(5)	2	(7)	(3)	—	(8)	(13)
- Other Europe	—	—	—	—	(12)	10	1	—	(1)	(1)
- RoW	—	—	—	—	1	2	5	—	8	8
Amounts written-off	27	33	54	114	17	84	—	—	101	215
Loans by residual maturity	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- <1 year	3,347	2,655	3,368	9,370	6,740	24,297	36,192	2,958	70,187	79,557
- 1-5 year	10,968	1,805	5,387	18,160	17,523	32,127	10,380	1,819	61,849	80,009
- 5 year	188,642	—	951	189,593	8,311	17,253	1,566	864	27,994	217,587
Other financial assets by asset quality (3)	—	—	—	—	49	25	14,704	158,416	173,194	173,194
- AQ1-AQ4	—	—	—	—	—	11	14,156	158,416	172,583	172,583
- AQ5-AQ8	—	—	—	—	49	14	548	—	611	611
Off-balance sheet	18,782	15,848	8,547	43,177	15,793	57,791	19,555	710	93,849	137,026
- Loan commitments	18,782	15,848	8,496	43,126	15,302	54,651	18,223	710	88,886	132,012
- Financial guarantees	—	—	51	51	491	3,140	1,332	—	4,963	5,014
Off-balance sheet by asset quality (3)	18,782	15,848	8,547	43,177	15,793	57,791	19,555	710	93,849	137,026
- AQ1-AQ4	17,676	436	7,353	25,465	12,477	35,960	17,899	606	66,942	92,407
- AQ5-AQ8	1,089	15,048	1,170	17,307	3,282	21,496	1,655	84	26,517	43,824
- AQ9	2	74	4	80	5	24	—	—	29	109
- AQ10	15	290	20	325	29	311	1	20	361	686

(1)

Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK reflecting the country of lending origination, and includes crown dependencies.

(2)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(3)	AQ bandings are based on Basel PDs and the mapping is as follows:

NatWest Group – Form 6K Interim Results 2023	41

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

£0.3 billion (31 December 2022 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(4)	Not within the scope of EY’s review report.

NatWest Group – Form 6K Interim Results 2023	42

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolios and selected sectors of the Wholesale portfolios.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	197,606	22,969	3,089	223,664	40,689	45	293	455	1,086	1,834
Mortgages (1)	186,983	19,653	2,053	208,689	15,474	—	92	65	256	413
Credit cards	3,526	1,501	123	5,150	16,572	—	60	148	85	293
Other personal	7,097	1,815	913	9,825	8,643	45	141	242	745	1,128
Wholesale	138,756	20,471	2,361	161,588	90,965	4,505	368	536	819	1,723
Property	28,183	3,990	752	32,925	15,604	444	99	115	231	445
Financial institutions	48,468	695	36	49,199	18,610	1,288	36	10	14	60
Sovereigns	5,335	126	28	5,489	570	154.0	13	1	4	18
Corporate	56,770	15,660	1,545	73,975	56,181	2,619	220	410	570	1,200
Of which:
Agriculture	3,707	1,169	112	4,988	922	23	16	35	43	94
Airlines and aerospace	1,262	596	13	1,871	1,609	251	4	11	7	22
Automotive	6,642	837	30	7,509	4,120	86	21	18	12	51
Chemicals	390	55	1	446	806	12	2	1	1	4
Health	3,831	995	138	4,964	528	10	17	33	48	98
Industrials	2,407	811	79	3,297	3,080	182	9	20	21	50
Land transport and logistics	4,163	942	68	5,173	3,299	182	12	19	19	50
Leisure	3,973	3,145	240	7,358	2,021	171	30	109	91	230
Mining and metals	433	39	5	477	404	5	1	—	4	5
Oil and gas	915	94	29	1,038	1,912	258	3	2	28	33
Power utilities	4,597	355	46	4,998	8,979	528	11	14	7	32
Retail	5,505	1,797	232	7,533	4,515	358	22	39	87	148
Shipping	181	93	3	277	78	28	—	3	3	6
Water and waste	3,425	406	15	3,846	2,012	96	4	5	4	13
Total	336,362	43,440	5,450	385,252	131,654	4,550	661	991	1,905	3,557

31 December 2022
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages (1)	182,245	18,787	1,925	202,957	18,782	—	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	—	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property	27,542	4,316	716	32,574	15,302	491	107	105	229	441
Financial institutions	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereigns	5,458	157	26	5,641	710	—	15	1	3	19
Corporate	53,048	19,153	1,476	73,677	54,651	3,140	218	457	553	1,228
Of which:
Agriculture	3,646	1,034	93	4,773	968	24	21	31	43	95
Airlines and aerospace	483	1,232	19	1,734	1,715	174	2	40	8	50
Automotive	5,776	1,498	30	7,304	4,009	99	18	18	11	47
Chemicals	384	117	1	502	650	12	1	2	1	4
Health	3,974	1,008	141	5,123	475	8	19	30	48	97
Industrials	2,148	1,037	82	3,267	3,135	195	10	16	24	50
Land transport and logistics	3,788	1,288	66	5,142	3,367	190	13	33	17	63
Leisure	3,416	3,787	260	7,463	1,907	102	27	147	115	289
Mining and metals	173	230	5	408	545	5	—	1	5	6
Oil and gas	953	159	60	1,172	2,157	248	3	3	31	37
Power utilities	4,228	406	6	4,640	6,960	1,182	9	11	1	21
Retail	6,497	1,746	150	8,393	4,682	416	21	29	68	118
Shipping	161	151	14	326	110	22	—	7	6	13
Water and waste	3,026	335	7	3,368	2,143	101	4	4	4	12
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434

(1)

As at 30 June 2023, £143.5 billion, 69%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2022 – £138.8 billion, 68%). Of which, 43% were rated as EPC A to C (31 December 2022 – 42%).

NatWest Group – Form 6K Interim Results 2023	43

Risk and capital management

Credit risk – Banking activities continued

Wholesale forbearance

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

		Financial		Other
	Property	institution	Sovereign	corporate	Total
30 June 2023	£m	£m	£m	£m	£m
Forbearance (flow)	843	82	24	1,614	2,563
Forbearance (stock)	1,077	122	24	3,704	4,927
Heightened Monitoring and Risk of Credit Loss	1,198	304	—	4,183	5,685

31 December 2022
Forbearance (flow)	746	105	—	2,575	3,426
Forbearance (stock)	933	107	—	4,709	5,749
Heightened Monitoring and Risk of Credit Loss	976	112	—	3,445	4,533

-	Loans by geography – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK. Exposure to the Republic of Ireland continued to reduce during H1 2023 as part of the phased withdrawal of Ulster Bank RoI.
-	Loans by stage – There was an increase in Stage 1 exposure due to mortgage growth in Personal. An improvement in forward-looking economics meant a smaller proportion of Wholesale accounts exhibited a SICR compared to 2022, resulting in a migration of exposures from Stage 2 into Stage 1 during H1 2023.
-	Loans – Past due analysis – In Personal, the value of arrears increased during H1 2023 as expected with portfolio growth and subsequent adjustments to lending criteria following the COVID-19 pandemic. In Wholesale, overall the past due profile remained broadly stable.
-	Weighted average 12 months PDs – Basel II PDs remained relatively unchanged during H1 2023, reflecting stable credit performance in the portfolios. IFRS 9 PDs also remained broadly stable overall, with some modest increases in Personal portfolios, most notably in credit cards which had a PD model update. In Wholesale, some reductions were observed in PDs in corporate and property portfolios, linked to the economic scenario update at 30 June 2023.
-	ECL provision by geography – In line with loans by geography, the vast majority of ECL related to exposures in the UK.
-	ECL provisions by stage – Stage 2 provisions reduced during H1 2023, reflecting continued strong credit performance of the portfolios and the effect of H1 2023 MES scenario updates. Book growth was the key driver behind an increase in Stage 1 provisions. As outlined above, Stage 3 provisions have yet to be materially affected by the customer affordability risks linked to the current economic uncertainty prevalent in the UK. However, there has been an increase in Stage 3 linked to a modest rise in default levels and reduced write-off activity.
-	ECL provisions coverage – Overall provisions coverage remained broadly consistent with 31 December 2022, mainly a result of continued stable portfolio performance and MES economics-driven modelled ECL releases contrasted with increased economic uncertainty, captured in ECL through post model adjustments.
-	The ECL charge and loss rate – The impairment charge for H1 2023 of £223 million primarily reflected the underlying Stage 3 charges as good book ECL levels remaining broadly stable since 31 December 2022. The annualised loss rate at 30 June 2023 was 12bps with the expectation that this will rise in H2 2023 due to increased customer defaults.

NatWest Group – Form 6K Interim Results 2023	44

Risk and capital management

Credit risk – Banking activities continued

-	Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, financial institutions and sovereigns lending was concentrated in less than one year. For the rest of Wholesale, most of the lending was residual maturity of one to five years.
-	Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
-	Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value decreased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, growth was primarily loan commitments to corporates in the AQ5-AQ8 bands.
-	Wholesale forbearance – Forbearance flow and stock decreased in H1 2023. The retail and leisure, property and services sectors continued to represent the largest share of forbearance. The high inflation environment, cost of living, and supply chain issues continue to weigh on these sectors. Payment holidays and covenant waivers were the most common forms of forbearance granted.
-	Heightened Monitoring and Risk of Credit Loss – Economic headwinds continued to drive an uncertain outlook. Heightened Monitoring and Risk of Credit Loss stock increased in H1 2023. The sector breakdown of exposures within the framework remained consistent with prior periods.

NatWest Group – Form 6K Interim Results 2023	45

Risk and capital management

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2023					31 December 2022
				Central					Central
	Retail	Private	Commercial &	items		Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	192,924	13,542	2,281	—	208,747	186,891	13,709	2,357	—	202,957
Of which:
Owner occupied	174,247	11,948	1,504	—	187,699	168,790	12,096	1,541	—	182,427
Buy-to-let	18,677	1,594	777	—	21,048	18,101	1,613	816	—	20,530
Interest only - variable	3,534	3,508	239	—	7,281	3,515	3,286	258	—	7,059
Interest only - fixed	18,217	8,404	249	—	26,870	17,954	8,591	261	—	26,806
Mixed (1)	10,160	1	12	—	10,173	9,768	1	16	—	9,785
ECL provisions (2)	388	8	8	—	404	355	9	6	—	370
Other personal lending (3)	12,915	1,761	251	93	15,020	11,935	1,853	267	143	14,198
ECL provisions (2)	1,365	21	2	30	1,418	1,257	15	3	26	1,301
Total personal lending	205,839	15,303	2,532	93	223,767	198,826	15,562	2,624	143	217,155
Mortgage LTV ratios
Total portfolio	55%	59%	56%	—	55%	52%	59%	56%	—	53%
- Stage 1	55%	59%	55%	—	55%	52%	59%	56%	—	53%
- Stage 2	56%	61%	59%	—	56%	52%	61%	60%	—	52%
- Stage 3	48%	60%	72%	—	49%	45%	59%	74%	—	47%
Buy-to-let	53%	59%	53%	—	53%	50%	59%	53%	—	51%
- Stage 1	53%	59%	52%	—	53%	51%	59%	53%	—	52%
- Stage 2	52%	56%	50%	—	52%	49%	53%	48%	—	49%
- Stage 3	49%	55%	56%	—	51%	47%	55%	57%	—	50%
Gross new mortgage lending	17,348	812	89	—	18,249	41,227	2,968	327	—	44,522
Of which:
Owner occupied	16,171	738	66	—	16,975	36,305	2,701	221	—	39,227
Weighted average LTV (4)	69%	64%	68%	—	69%	69%	65%	65%	—	69%
Buy-to-let	1,177	74	23	—	1,274	4,922	267	106	—	5,295
Weighted average LTV (4)	58%	65%	55%	—	58%	64%	66%	60%	—	64%
Interest only - variable rate	130	335	7	—	472	24	329	11	—	364
Interest only - fixed rate	1,334	366	7	—	1,707	5,299	2,335	51	—	7,685
Mixed (1)	912	—	—	—	912	2,309	—	2	—	2,311
Mortgage forbearance
Forbearance flow (5)	111	11	6	—	128	182	7	4	—	193
Forbearance stock	1,032	17	13	—	1,062	1,015	16	8	—	1,039
Current	623	6	7	—	636	649	8	6	—	663
1-3 months in arrears	171	8	3	—	182	133	—	2	—	135
> 3 months in arrears	238	4	3	—	245	233	8	—	—	241

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.
-	Overall, mortgage portfolio growth continued in H1 2023, although new business volumes fluctuated in line with uncertainty regarding interest rate environment and product availability across the market.
-	Portfolio LTV increased, partly due to the higher relative proportion of new business from recent years’ strong lending performance, but also, specifically in H1 2023, easing of house prices reflected in house price indices.
-	Credit quality of new business was maintained. Lending criteria and affordability calculations and assumptions for new lending were adjusted during H1 2023, considering inflationary pressure and interest rate rises, to maintain credit quality in line with appetite and ensure customers are assessed fairly.
-	The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality.
-	Other personal lending balances increased in H1 2023 mainly a result of credit card new business. Lending criteria were carefully managed and the credit quality (based on new business PD) of the new business written in H1 2023 improved.
-	Flows into forbearance increased gradually in H1 2023 as NatWest Group continues to support customers, with portfolio growth also being a driver of increased forbearance flows overall.
-	As noted previously, ECL increased. For further details on the movements in ECL provisions at product level, refer to the Flow statements section.

NatWest Group – Form 6K Interim Results 2023	46

Risk and capital management

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio. Mortgage lending not within the scope of Governance and post-model adjustments reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
Retail banking				Not		Of
				within		which:
	Stage	Stage	Stage	IFRS 9		gross new	Stage	Stage	Stage		Stage	Stage	Stage
	1	2	3	ECL scope	Total	lending	1	2	3	Total (1)	1	2	3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,183	7,523	1,019	53	74,778	2,809	26	18	122	166	0.0	0.2	12.0	0.2
>50% and ≤70%	66,810	7,816	704	7	75,337	4,854	35	28	81	144	0.1	0.4	11.5	0.2
>70% and ≤80%	22,503	2,181	105	—	24,789	4,018	12	8	15	35	0.1	0.4	14.3	0.1
>80% and ≤90%	11,464	1,448	31	1	12,944	3,199	9	7	6	22	0.1	0.5	19.4	0.2
>90% and ≤100%	4,434	513	12	—	4,959	2,461	5	3	3	11	0.1	0.6	25.0	0.2
>100%	45	7	13	—	65	7	2	—	6	8	4.4	—	46.2	12.3
Total with LTVs	171,439	19,488	1,884	61	192,872	17,348	89	64	233	386	0.1	0.3	12.4	0.2
Other	110	1	1	—	112	—	2	—	1	3	1.8	—	100.0	2.7
Total	171,549	19,489	1,885	61	192,984	17,348	91	64	234	389	0.1	0.3	12.4	0.2

31 December 2022
≤50%	71,321	8,257	1,036	61	80,675	7,467	26	20	121	167	—	0.2	11.7	0.2
>50% and ≤70%	68,178	7,792	616	7	76,593	14,088	32	30	71	133	—	0.4	11.5	0.2
>70% and ≤80%	17,602	1,602	62	1	19,267	11,154	7	6	11	24	—	0.4	17.7	0.1
>80% and ≤90%	7,918	944	17	1	8,880	7,127	6	5	5	16	0.1	0.5	29.4	0.2
>90% and ≤100%	1,409	18	6	—	1,433	1,389	3	—	2	5	0.2	—	33.3	0.3
>100%	35	7	10	—	52	2	2	—	4	6	5.7	—	40.0	11.5
Total with LTVs	166,463	18,620	1,747	70	186,900	41,227	76	61	214	351	—	0.3	12.3	0.2
Other	59	1	1	—	61	—	3	—	1	4	5.1	—	100.0	6.6
Total	166,522	18,621	1,748	70	186,961	41,227	79	61	215	355	—	0.3	12.3	0.2

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by mortgages.
(3)	LTVs used in this table reflect the LTV at the reporting date, including changes in LTV after the date of new business due to repayments and indexation of property.
-	Overall LTV for the portfolio increased during H1 2023, reflecting the easing of UK house prices, which was reflected in the increased exposure in the higher LTV bands. ECL coverage levels were maintained across the LTV bands.

NatWest Group – Form 6K Interim Results 2023	47

Risk and capital management

Credit risk – Banking activities continued

Commercial real estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector).

	30 June 2023				31 December 2022
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub-sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,698	4	6	4,708	4,583	2	13	4,598
Office (3)	2,682	4	—	2,686	2,781	10	—	2,791
Retail (4)	3,582	1	—	3,583	3,754	—	—	3,754
Industrial (5)	3,137	—	128	3,265	2,939	—	184	3,123
Mixed/other (6)	919	7	44	970	876	7	46	929
	15,018	16	178	15,212	14,933	19	243	15,195
Development
Residential (2)	1,752	2	—	1,754	1,693	7	—	1,700
Office (3)	46	—	—	46	81	—	—	81
Retail (4)	58	—	—	58	56	—	—	56
Industrial (5)	56	—	—	56	90	—	—	90
Mixed/other (6)	12	1	—	13	14	1	—	15
	1,924	3	—	1,927	1,934	8	—	1,942
Total	16,942	19	178	17,139	16,867	27	243	17,137

(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

NatWest Group – Form 6K Interim Results 2023	48

Risk and capital management

Credit risk – Banking activities continued

Commercial real estate

CRE LTV distribution by stage

The table below shows CRE current exposure and related ECL by LTV band.

	Gross loans					ECL provisions				ECL provisions coverage (2)
				Not within
				IFRS 9
	Stage	Stage	Stage	ECL		Stage	Stage	Stage		Stage	Stage	Stage
	1	2	3	scope (1)	Total	1	2	3	Total	1	2	3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,136	951	61	3	8,151	34	14	12	60	0.5	1.5	19.7	0.7
>50% and ≤70%	3,399	582	66	2	4,049	20	26	18	64	0.6	4.5	27.3	1.6
>70% and ≤100%	182	114	200	2	498	2	3	31	36	1.1	2.6	15.5	7.2
>100%	216	17	41	—	274	1	1	14	16	0.5	5.9	34.1	5.8
Total with LTVs	10,933	1,664	368	7	12,972	57	44	75	176	0.5	2.6	20.4	1.4
Total portfolio
average LTV%	47%	50%	80%	50%	48%
Other (3)	1,703	493	51	64	2,311	7	18	22	47	0.4	3.7	43.1	2.0
Development (4)	1,733	141	53	3	1,930	14	4	24	42	0.8	2.8	45.3	2.2
Total	14,369	2,298	472	74	17,213	78	66	121	265	0.5	2.9	25.6	1.5

31 December 2022
≤50%	7,010	658	57	67	7,792	36	12	16	64	0.5	1.8	28.1	0.8
>50% and ≤70%	3,515	798	43	19	4,375	23	18	12	53	0.7	2.3	27.9	1.2
>70% and ≤100%	259	82	156	7	504	1	3	42	46	0.4	3.7	26.9	9.1
>100%	102	10	23	1	136	1	1	14	16	1.0	10.0	60.9	11.8
Total with LTVs	10,886	1,548	279	94	12,807	61	34	84	179	0.6	2.2	30.1	1.4
Total portfolio
average LTV%	45%	52%	75%	44%	47%
Other (3)	1,800	627	55	86	2,568	9	15	27	51	0.5	2.4	49.1	2.0
Development (4)	1,553	332	57	7	1,949	13	8	28	49	0.8	2.4	49.1	2.5
Total	14,239	2,507	391	187	17,324	83	57	139	279	0.6	2.3	35.6	1.6

(1)	Includes exposures relating to non-modelled portfolios and other exposures carried at fair value.
(2)	ECL provisions coverage is ECL provisions divided by gross loans.
(3)	Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(4)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.
-	Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy is aligned across NatWest Group.
-	2023 trends – H1 commenced with a fairly positive outlook as commercial property markets had observed a relatively quick repricing in late 2022 with investors keen to commence purchase and sale activity. However, as the economic outlook deteriorated over Q1 with higher interest rates, investor sentiment weakened. This resulted in very limited market activity, with residential build-to-rent being the exception.
-	Credit quality – The CRE portfolio has been resilient to date despite the fall in capital values and increase in rates, with no significant increase to movements onto the Risk of Credit Loss framework.
-	Risk appetite – Lending appetite is subject to regular review and is adjusted to prevailing and projected market conditions. Following recent market re-pricing, appetite increased for certain specific sub-sectors. As a cashflow lender in the current interest rate environment, leverage is typically capped by interest cover considerations.

NatWest Group – Form 6K Interim Results 2023	49

Risk and capital management

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

-	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
-	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
-	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
-	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
-	Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
-	There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events.
-	The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.

All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
Currency translation and other adjustments	(3,085)	4	(259)	(4)	52	67	(3,292)	67
Transfers from Stage 1 to Stage 2	(25,420)	(161)	25,420	161	—	—	—	—
Transfers from Stage 2 to Stage 1	23,485	380	(23,485)	(380)	—	—	—	—
Transfers to Stage 3	(156)	(3)	(1,723)	(146)	1,879	149	—	—
Transfers from Stage 3	185	18	320	27	(505)	(45)	—	—
Net re-measurement of ECL on stage transfer		(277)		406	—	129		258
Changes in risk parameters (model inputs)		(33)		(14)	—	123		76
Other changes in net exposure	(21,643)	101	(4,134)	(96)	(1,003)	(94)	(26,780)	(89)
Other (P&L only items)		—		—	—	(22)		(22)
Income statement (releases)/charges		(209)		296		136		223
Transfers to disposal groups	11	—	(4)	(4)	11	4	18	—
Amounts written-off	—	—	(2)	(2)	(120)	(120)	(122)	(122)
Unwinding of discount	—	—		—		(67)		(67)
At 30 June 2023	480,916	661	44,615	991	5,545	1,905	531,076	3,557
Net carrying amount	480,255		43,624		3,640		527,519
At 1 January 2022	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
2022 movements	(2,063)	106	(6,017)	(356)	769	(41)	(7,311)	(291)
At 30 June 2022	544,115	408	29,540	1,122	6,007	1,985	579,662	3,515
Net carrying amount	543,707	—	28,418	—	4,022	—	576,147	—

NatWest Group – Form 6K Interim Results 2023	50

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
Currency translation and other adjustments	—	—	—	—	34	34	34	34
Transfers from Stage 1 to Stage 2	(9,502)	(7)	9,502	7	—	—	—	—
Transfers from Stage 2 to Stage 1	7,105	15	(7,105)	(15)	—	—	—	—
Transfers to Stage 3	(20)	—	(467)	(3)	487	3	—	—
Transfers from Stage 3	22	1	149	3	(171)	(4)	—	—
Net re-measurement of ECL on stage transfer		(10)		14		3		7
Changes in risk parameters (model inputs)		18		(1)		36		53
Other changes in net exposure	6,922	(5)	(1,245)	(2)	(258)	(24)	5,419	(31)
Other (P&L only items)		—		(1)		(7)		(8)
Income statement (releases)/charges		3		10		8		21
Amounts written-off	—	—	—	—	(7)	(7)	(7)	(7)
Unwinding of discount		—		—		(22)		(22)
At 30 June 2023	169,791	91	19,665	64	1,847	234	191,303	389
Net carrying amount	169,700		19,601		1,613		190,914
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
2022 movements	6,169	33	(1,763)	(79)	501	(38)	4,907	(84)
At 30 June 2022	166,135	57	8,985	76	1,768	212	176,888	345
Net carrying amount	166,078	—	8,909	—	1,556	—	176,543	—

-	ECL levels for mortgages increased during H1 2023, reflecting continued strong growth. While portfolio performance remained stable, increased economic uncertainty is captured through ECL post model adjustments (reflected in changes in risk parameters).
-	There were net flows into Stage 2 from Stage 1 as PDs increased due to moving closer to the forecasted unemployment peak, noting the latest MES update reduction in unemployment peak will not result in exits from Stage 2 until Q3 2023 (due to the three month PD persistence rule in stage allocation).
-	The increase in the cost of living post model adjustment at 30 June 2023 proportionately allocated more ECL to Stage 1 given the forward-looking nature of the cost of living and inflation threat. Refer to the Governance and post model adjustments section for more information.
-	The Stage 3 inflows remained broadly stable but there was a modest increase in Stage 3 ECL overall, partly linked to recent house price index deterioration. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.
-	Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer. Given repossession activity remains subdued relative to pre-COVID-19 levels, write-offs remained at a lower level.

NatWest Group – Form 6K Interim Results 2023	51

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
Currency translation and other adjustments	—	—	—	—	2	3	2	3
Transfers from Stage 1 to Stage 2	(862)	(21)	862	21	—	—	—	—
Transfers from Stage 2 to Stage 1	330	24	(330)	(24)	—	—	—	—
Transfers to Stage 3	(11)	—	(54)	(23)	65	23	—	—
Transfers from Stage 3	1	1	3	1	(4)	(2)	—	—
Net re-measurement of ECL on stage transfer		(15)		77		17		79
Changes in risk parameters (model inputs)		6		(2)		8		12
Other changes in net exposure	660	3	(59)	(25)	(17)	(1)	584	(23)
Other (P&L only items)		—		1		(1)		—
Income statement (releases)/charges		(6)		51		23		68
Amounts written-off	—	—	—	—	(33)	(33)	(33)	(33)
Unwinding of discount		—		—		(3)		(3)
At 30 June 2023	3,180	59	1,520	145	126	83	4,826	287
Net carrying amount	3,121		1,375		43		4,539
At 1 January 2022	2,740	58	947	141	91	60	3,778	259
2022 movements	64	6	77	(28)	17	8	158	(14)
At 30 June 2022	2,804	64	1,024	113	108	68	3,936	245
Net carrying amount	2,740	—	911	—	40	—	3,691	—

-	The overall increase in ECL was mainly due to the increase in Stage 2 ECL.
-	While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 is observed as PDs increase as the forecasted unemployment peak moves closer and PD modelling updates capture more economic downside.
-	Credit card balances have continued to grow since the 2022 year end, in line with industry trends in the UK, reflecting strong customer demand, while sustaining robust risk appetite.
-	Reflecting the strong credit performance observed during H1 2023, Stage 3 inflows remained stable and therefore Stage 3 ECL movement was modest in H1 2023.
-	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group – Form 6K Interim Results 2023	52

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
Currency translation and other adjustments	—	(1)	—	—	12	12	12	11
Transfers from Stage 1 to Stage 2	(1,450)	(59)	1,450	59	—	—	—	—
Transfers from Stage 2 to Stage 1	1,178	165	(1,178)	(165)	—	—	—	—
Transfers to Stage 3	(25)	(1)	(162)	(64)	187	65	—	—
Transfers from Stage 3	3	2	11	4	(14)	(6)	—	—
Net re-measurement of ECL on stage transfer		(118)		165		26		73
Changes in risk parameters (model inputs)		(22)		(10)		49		17
Other changes in net exposure	586	55	(268)	(28)	(51)	(18)	267	9
Other (P&L only items)		—		—		5		5
Income statement (releases)/charges		(85)		127		62		104
Amounts written-off	—	—	—	—	(23)	(23)	(23)	(23)
Unwinding of discount		—		—		(15)		(15)
At 30 June 2023	5,076	132	1,881	230	890	721	7,847	1,083
Net carrying amount	4,944		1,651		169		6,764
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
2022 movements	272	11	(194)	(64)	104	75	182	22
At 30 June 2022	4,820	63	1,773	230	733	615	7,326	908
Net carrying amount	4,757	—	1,543	—	118	—	6,418	—

-	Total ECL increased mainly in Stage 3. While default levels were stable, they were higher than in 2022 in absolute terms. This increase was in line with post-COVID-19 portfolio growth alongside robust risk appetite and, given write-off levels are lower during 2023 so far, ECL levels have also risen.
-	While portfolio performance remains stable, a net flow into Stage 2 from Stage 1 is observed as PDs increase as the forecasted unemployment peak moves closer. The lower forecast unemployment peak in the latest MES economics dampened the net effect of stage migrations on ECL, primarily through reducing PDs on existing Stage 2 cases.
-	Unsecured retail balances have grown since the 2022 year end, in line with industry trends in the UK, as unsecured borrowing demand continues.
-	Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group – Form 6K Interim Results 2023	53

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	160,352	342	24,711	534	2,198	747	187,261	1,623
Currency translation and other adjustments	(2,069)	2	(249)	(2)	9	18	(2,309)	18
Inter-group transfers	—	—	—	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(12,526)	(69)	12,526	69	—	—	—	—
Transfers from Stage 2 to Stage 1	13,546	167	(13,546)	(167)	—	—	—	—
Transfers to Stage 3	(45)	(1)	(900)	(40)	945	41	—	—
Transfers from Stage 3	111	16	147	16	(258)	(32)	—	—
Net re-measurement of ECL on stage transfer		(128)		136		76		84
Changes in risk parameters (model inputs)		(41)		(11)		31		(21)
Other changes in net exposure	2,802	45	(2,345)	(27)	(572)	(43)	(115)	(25)
Other (P&L only items)		—		—		(18)		(18)
Income statement releases		(124)		98		46		20
Amounts written-off	—	—	(1)	(1)	(49)	(49)	(50)	(50)
Unwinding of discount		—		—		(24)		(24)
At 30 June 2023	162,171	333	20,343	507	2,273	765	184,787	1,605
Net carrying amount	161,838		19,836		1,508		183,182
At 1 January 2022	152,224	129	19,731	785	2,155	750	174,110	1,664
2022 movements	10,103	56	(2,962)	(154)	199	(44)	7,340	(142)
At 30 June 2022	162,327	185	16,769	631	2,354	706	181,450	1,522
Net carrying amount	162,142	—	16,138	—	1,648	—	179,928	—

-	There was a modest decrease in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics offset by increases in post model adjustments to capture increased economic uncertainty.
-	Stage 2 exposure and ECL reduced, reflecting improving economic variables and risk metrics which lowered PDs and led to significant transfers of exposure and ECL from Stage 2 into Stage 1. The ECL reduction was partially offset by charges, the majority of which were from increases in post model adjustments, with the PD downgrade adjustment resulting in transfers from Stage 1 into Stage 2 and increased ECL on stage transfer, from moving from a 12 month ECL to a lifetime ECL.
-	Stage 3 inflows remained stable. There was a modest increase in Stage 3 ECL overall with increases from transfers and charges largely offset by write-offs.

NatWest Group – Form 6K Interim Results 2023	54

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional- corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	49,288	210	18,779	423	1,397	497	69,464	1,130
Currency translation and other adjustments	(455)	3	(198)	(3)	11	10	(642)	10
Inter-group transfers	3	—	(17)	—	(7)	(1)	(21)	(1)
Transfers from Stage 1 to Stage 2	(9,015)	(52)	9,015	52	—	—	—	—
Transfers from Stage 2 to Stage 1	9,322	127	(9,322)	(127)	—	—	—	—
Transfers to Stage 3	(35)	(1)	(642)	(31)	677	32	—	—
Transfers from Stage 3	74	12	112	12	(186)	(24)	—	—
Net re-measurement of ECL on stage transfer		(99)		98		58		57
Changes in risk parameters (model inputs)		(21)		(20)		22		(19)
Other changes in net exposure	5,386	32	(2,179)	(18)	(433)	(35)	2,774	(21)
Other (P&L only items)		—		(1)		(18)		(19)
Income statement (releases)/charges		(88)		59		27		(2)
Amounts written-off	—	—	(1)	(1)	(26)	(26)	(27)	(27)
Unwinding of discount		—		—		(18)		(18)
At 30 June 2023	54,568	211	15,547	385	1,433	515	71,548	1,111
Net carrying amount	54,357		15,162		918		70,437

-	There was a modest decrease in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics offset by increases in post model adjustments to capture increased economic uncertainty.
-	Stage 2 exposure and ECL reduced, reflecting improving economic variables and risk metrics which lowered PDs, with the net effect of stage transfers leading to a reduction in ECL. The ECL reduction was partially offset by charges, the majority of which, were from increases in post model adjustments.
-	Stage 3 inflows remained stable with the small increase in exposure largely attributable to government scheme lending. There was a modest increase in Stage 3 ECL overall with increases from transfers and charges partially offset by write-offs.

NatWest Group – Form 6K Interim Results 2023	55

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	26,134	100	4,301	96	642	220	31,077	416
Currency translation and other adjustments	(8)	—	(10)	—	—	7	(18)	7
Inter-group transfers	2	—	12	—	7	1	21	1
Transfers from Stage 1 to Stage 2	(2,567)	(15)	2,567	15	—	—	—	—
Transfers from Stage 2 to Stage 1	2,290	30	(2,290)	(30)	—	—	—	—
Transfers to Stage 3	(9)	(1)	(248)	(9)	257	10	—	—
Transfers from Stage 3	27	3	32	4	(59)	(7)	—	—
Net re-measurement of ECL on stage transfer		(21)		33		17		29
Changes in risk parameters (model inputs)		(16)		9		3		(4)
Other changes in net exposure	440	11	(454)	(7)	(97)	(7)	(111)	(3)
Other (P&L only items)		—		-		1		1
Income statement (releases)/charges		(26)		35		14		23
Amounts written-off	—	—	—	—	(19)	(19)	(19)	(19)
Unwinding of discount		—		—		(5)		(5)
At 30 June 2023	26,309	91	3,910	111	731	220	30,950	422
Net carrying amount	26,218		3,799		511		30,528

-	There was a modest increase in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics offset by increases in post model adjustments to capture increased economic uncertainty.
-	Stage 2 exposure reduced reflecting improving economic variables and risk metrics which lowered PDs, with the net effect of stage transfers leading to a reduction in ECL.
-	Stage 2 ECL increased due to economic uncertainty post model adjustments which more than offset reductions from stage transfers.
-	Stage 3 inflows increased due to an uptick in defaults but this did not lead to a change in ECL with increases from transfers and charges offset by write-offs.

NatWest Group – Form 6K Interim Results 2023	56

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	84,930	32	1,631	15	159	30	86,720	77
Currency translation and other adjustments	(1,606)	—	(40)	—	(2)	2	(1,648)	2
Inter-group transfers	(5)	—	5	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(944)	(2)	944	2	—	—	—	—
Transfers from Stage 2 to Stage 1	1,934	10	(1,934)	(10)	—	—	—	—
Transfers to Stage 3	—	—	(11)	—	11	—	—	—
Transfers from Stage 3	10	1	3	—	(13)	(1)	—	—
Net re-measurement of ECL on stage transfer		(9)		5		1		(3)
Changes in risk parameters (model inputs)		(3)		—		5		2
Other changes in net exposure	(3,025)	2	288	(1)	(41)	(1)	(2,778)	—
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(10)		4		5		(1)
Amounts written-off	—	—	—	—	(5)	(5)	(5)	(5)
Unwinding of discount		—		—		(1)		(1)
At 30 June 2023	81,294	31	886	11	109	30	82,289	72
Net carrying amount	81,263		875		79		82,217

-	There was a modest decrease in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics partially offset by increases in post model adjustments to capture increased economic uncertainty.
-	Stage 2 exposure and ECL reduced, reflecting improving economic variables and risk metrics which lowered PDs and led to significant transfers of exposure and ECL from Stage 2 into Stage 1.

NatWest Group – Form 6K Interim Results 2023	57

Risk and capital management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

The tables that follow show decomposition for the Personal and Wholesale portfolios.

	UK mortgages		Credit cards		Other		Total
30 June 2023	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	9,799	49.9	1,163	77.4	937	51.6	11,899	51.8
PD persistence	8,349	42.5	265	17.7	417	23.0	9,031	39.3
Adverse credit bureau recorded with
credit reference agency	935	4.8	49	3.3	89	4.9	1,073	4.7
Forbearance support provided	98	0.5	1	0.1	12	0.7	111	0.5
Customers in collections	185	0.9	2	0.1	6	0.3	193	0.8
Collective SICR and other reasons (2)	183	0.9	21	1.4	337	18.6	541	2.4
Days past due >30	104	0.5	—	—	17	0.9	121	0.5
	19,653	100	1,501	100	1,815	100	22,969	100

31 December 2022
Personal trigger (1)
PD movement	16,477	87.7	814	75.7	1,129	56.7	18,420	84.3
PD persistence	866	4.6	200	18.6	186	9.3	1,252	5.7
Adverse credit bureau recorded with
credit reference agency	929	4.9	52	4.8	96	4.8	1,077	4.9
Forbearance support provided	101	0.5	1	0.1	17	0.9	119	0.5
Customers in collections	153	0.8	2	0.2	4	0.2	159	0.7
Collective SICR and other reasons (2)	195	1.0	7	0.7	546	27.4	748	3.4
Days past due >30	66	0.4	—	—	13	0.7	79	0.4
	18,787	100	1,076	100	1,991	100	21,854	100

For the notes to the table refer to the following page.

-	The levels of PD driven deterioration decreased in H1 2023, mainly in the mortgage portfolio. The economic scenario update at H1 2023 resulted in a reduction in lifetime PDs for the mortgage and personal loan portfolios, which has driven a segment of lower risk cases out of PD SICR deterioration (and now captured in three month PD persistence).
-	The PD modelling update on the credit card portfolio resulted in more downside risk captured through modelled ECL and lead to more PD SICR deterioration being captured at 30 June 2023.

NatWest Group – Form 6K Interim Results 2023	58

Risk and capital management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		Financial institutions		Sovereign		Total
30 June 2023	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	2,633	65.9	11,733	74.9	406	58.4	1	0.8	14,773	72.3
PD persistence	119	3.0	329	2.1	5	0.7	—	—	453	2.2
Risk of credit loss	722	18.1	2,016	12.9	146	21.0	104	82.5	2,988	14.6
Forbearance support provided	40	1.0	418	2.7	—	—	—	—	458	2.2
Customers in collections	8	0.2	35	0.2	—	—	—	—	43	0.2
Collective SICR and other reasons (2)	198	5.0	751	4.8	84	12.1	19	15.1	1,052	5.1
Days past due >30	270	6.8	378	2.4	54	7.8	2	1.6	704	3.4
	3,990	100	15,660	100	695	100	126	100	20,471	100

31 December 2022
Wholesale trigger (1)
PD movement	2,807	65.0	15,645	81.7	1,231	91.0	79	50.3	19,762	79.2
PD persistence	88	2.0	263	1.4	5	0.4	—	—	356	1.4
Risk of credit loss	618	14.4	1,587	8.3	32	2.4	55	35.0	2,292	9.2
Forbearance support provided	44	1.0	473	2.5	19	1.4	—	—	536	2.1
Customers in collections	13	0.3	44	0.2	—	—	—	—	57	0.2
Collective SICR and other reasons (2)	575	13.3	946	4.9	64	4.7	16	10.2	1,601	6.4
Days past due >30	171	4.0	195	1.0	2	0.1	7	4.5	375	1.5
	4,316	100	19,153	100	1,353	100	157	100	24,979	100

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)	Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.
-	PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was a reduction in cases triggering PD deterioration reflecting the economic scenario update at H1 2023 and positive portfolio performance which lowered PDs. Customers that triggered SICR due to post model adjustments for sector-level downgrades were also captured in the PD movement category.
-	Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework increased over the period reflecting economic headwinds and the lower capture in PD deterioration category.
-	There was an increase in customers meeting the >30 days past due trigger where since the regulatory definition of default changes all customer borrowing was categorised as past due.

NatWest Group – Form 6K Interim Results 2023	59

Risk and capital management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	116,722	8,845	—	125,567	54	24	—	78	0.05	0.27	—	0.06
AQ5-AQ8	70,112	10,114	—	80,226	38	37	—	75	0.05	0.37	—	0.09
AQ9	149	694	—	843	—	4	—	4	—	0.58	—	0.47
AQ10	—	—	2,053	2,053	—	—	256	256	—	—	12.47	12.47
	186,983	19,653	2,053	208,689	92	65	256	413	0.05	0.33	12.47	0.20
Credit cards
AQ1-AQ4	143	—	—	143	1	—	—	1	0.70	—	—	0.70
AQ5-AQ8	3,375	1,454	—	4,829	58	137	—	195	1.72	9.42	—	4.04
AQ9	8	47	—	55	1	11	—	12	12.50	23.40	—	21.82
AQ10	—	—	123	123	—	—	85	85	—	—	69.11	69.11
	3,526	1,501	123	5,150	60	148	85	293	1.70	9.86	69.11	5.69
Other personal
AQ1-AQ4	966	118	—	1,084	12	17	—	29	1.24	14.41	—	2.68
AQ5-AQ8	6,090	1,564	—	7,654	125	185	—	310	2.05	11.83	—	4.05
AQ9	41	133	—	174	4	40	—	44	9.76	30.08	—	25.29
AQ10	—	—	913	913	—	—	745	745	—	—	81.60	81.60
	7,097	1,815	913	9,825	141	242	745	1,128	1.99	13.33	81.60	11.48
Total
AQ1-AQ4	117,831	8,963	—	126,794	67	41	—	108	0.06	0.46	—	0.09
AQ5-AQ8	79,577	13,132	—	92,709	221	359	—	580	0.28	2.73	—	0.63
AQ9	198	874	—	1,072	5	55	—	60	2.53	6.29	—	5.60
AQ10	—	—	3,089	3,089	—	—	1,086	1,086	—	—	35.16	35.16
	197,606	22,969	3,089	223,664	293	455	1,086	1,834	0.15	1.98	35.16	0.82

NatWest Group – Form 6K Interim Results 2023	60

Risk and capital management

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	116,559	9,208	—	125,767	45	24	—	69	0.04	0.26	—	0.05
AQ5-AQ8	65,510	8,962	—	74,472	36	34	—	70	0.05	0.38	—	0.09
AQ9	176	617	—	793	—	4	—	4	—	0.65	—	0.50
AQ10	—	—	1,925	1,925	—	—	233	233	—	—	12.10	12.10
	182,245	18,787	1,925	202,957	81	62	233	376	0.04	0.33	12.10	0.19
Credit cards
AQ1-AQ4	98	—	—	98	—	—	—	—	—	—	—	—
AQ5-AQ8	3,172	1,036	—	4,208	61	112	—	173	1.92	10.81	—	4.11
AQ9	5	40	—	45	1	10	—	11	20.00	25.00	—	24.44
AQ10	—	—	109	109	—	—	73	73	—	—	66.97	66.97
	3,275	1,076	109	4,460	62	122	73	257	1.89	11.34	66.97	5.76
Other personal
AQ1-AQ4	1,047	128	—	1,175	11	17	—	28	1.05	13.28	—	2.38
AQ5-AQ8	5,843	1,732	—	7,575	104	224	—	328	1.78	12.93	—	4.33
AQ9	28	131	—	159	2	41	—	43	7.14	31.30	—	27.04
AQ10	—	—	797	797	—	—	651	651	—	—	81.68	81.68
	6,918	1,991	797	9,706	117	282	651	1,050	1.69	14.16	81.68	10.82
Total
AQ1-AQ4	117,704	9,336	—	127,040	56	41	—	97	0.05	0.44	—	0.08
AQ5-AQ8	74,525	11,730	—	86,255	201	370	—	571	0.27	3.15	—	0.66
AQ9	209	788	—	997	3	55	—	58	1.44	6.98	—	5.82
AQ10	—	—	2,831	2,831	—	—	957	957	—	—	33.80	33.80
	192,438	21,854	2,831	217,123	260	466	957	1,683	0.14	2.13	33.80	0.78

-	In the Personal portfolio, the majority of exposures were in AQ4 and AQ5 within mortgages. The higher proportion of UK mortgage loans in bands AQ5-AQ8 was reflected in the overall average Basel PD for mortgages marginally increasing from 0.65% to 0.66%. AQ band distributions for unsecured lending remained stable.
-	In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years after default.

NatWest Group – Form 6K Interim Results 2023	61

Risk and capital management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,402	655	—	15,057	13	6	—	19	0.09	0.92	—	0.13
AQ5-AQ8	13,770	3,223	—	16,993	86	100	—	186	0.62	3.10	—	1.09
AQ9	11	112	—	123	—	9	—	9	—	8.04	—	7.32
AQ10	—	—	752	752	—	—	231	231	—	—	30.72	30.72
	28,183	3,990	752	32,925	99	115	231	445	0.35	2.88	30.72	1.35
Corporate
AQ1-AQ4	20,919	2,963	—	23,882	26	24	—	50	0.12	0.81	—	0.21
AQ5-AQ8	35,818	12,450	—	48,268	194	368	—	562	0.54	2.96	—	1.16
AQ9	33	247	—	280	—	18	—	18	—	7.29	—	6.43
AQ10	—	—	1,545	1,545	—	—	570	570	—	—	36.89	36.89
	56,770	15,660	1,545	73,975	220	410	570	1,200	0.39	2.62	36.89	1.62
Financial institutions
AQ1-AQ4	45,714	332	—	46,046	23	1	—	24	0.05	0.30	—	0.05
AQ5-AQ8	2,746	353	—	3,099	13	9	—	22	0.47	2.55	—	0.71
AQ9	8	10	—	18	—	—	—	—	—	—	—	—
AQ10	—	—	36	36	—	—	14	14	—	—	38.89	38.89
	48,468	695	36	49,199	36	10	14	60	0.07	1.44	38.89	0.12
Sovereign
AQ1-AQ4	5,115	123	—	5,238	13	1	—	14	0.25	0.81	—	0.27
AQ5-AQ8	220	3	—	223	—	—	—	—	—	—	—	—
AQ 9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	28	28	—	—	4	4	—	—	14.29	14.29
	5,335	126	28	5,489	13	1	4	18	0.24	0.79	14.29	0.33
Total
AQ1-AQ4	86,150	4,073	—	90,223	75	32	—	107	0.09	0.79	—	0.12
AQ5-AQ8	52,554	16,029	—	68,583	293	477	—	770	0.56	2.98	—	1.12
AQ9	52	369	—	421	—	27	—	27	—	7.32	—	6.41
AQ10	—	—	2,361	2,361	—	—	819	819	—	—	34.69	34.69
	138,756	20,471	2,361	161,588	368	536	819	1,723	0.27	2.62	34.69	1.07

NatWest Group – Form 6K Interim Results 2023	62

Risk and capital management

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,818	600	—	15,418	17	4	—	21	0.11	0.67	—	0.14
AQ5-AQ8	12,712	3,618	—	16,330	90	95	—	185	0.71	2.63	—	1.13
AQ9	12	98	—	110	—	6	—	6	—	6.12	—	5.45
AQ10	—	—	716	716	—	—	229	229	—	—	31.98	31.98
	27,542	4,316	716	32,574	107	105	229	441	0.39	2.43	31.98	1.35
Corporate
AQ1-AQ4	17,447	5,184	—	22,631	23	37	—	60	0.13	0.71	—	0.27
AQ5-AQ8	35,567	13,643	—	49,210	195	398	—	593	0.55	2.92	—	1.21
AQ9	34	326	—	360	—	22	—	22	—	6.75	—	6.11
AQ10	—	—	1,476	1,476	—	—	553	553	—	—	37.47	37.47
	53,048	19,153	1,476	73,677	218	457	553	1,228	0.41	2.39	37.47	1.67
Financial institutions
AQ1-AQ4	44,257	914	—	45,171	18	5	—	23	0.04	0.55	—	0.05
AQ5-AQ8	2,479	429	—	2,908	14	9	—	23	0.56	2.10	—	0.79
AQ9	2	10	—	12	—	—	—	—	—	—	—	—
AQ10	—	—	47	47	—	—	17	17	—	—	36.17	36.17
	46,738	1,353	47	48,138	32	14	17	63	0.07	1.03	36.17	0.13
Sovereign
AQ1-AQ4	5,319	75	—	5,394	15	1	—	16	0.28	1.33	—	0.30
AQ5-AQ8	139	82	—	221	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	26	26	—	—	3	3	—	—	11.54	11.54
	5,458	157	26	5,641	15	1	3	19	0.27	0.64	11.54	0.34
Total
AQ1-AQ4	81,841	6,773	—	88,614	73	47	—	120	0.09	0.69	—	0.14
AQ5-AQ8	50,897	17,772	—	68,669	299	502	—	801	0.59	2.82	—	1.17
AQ9	48	434	—	482	—	28	—	28	—	6.45	—	5.81
AQ10	—	—	2,265	2,265	—	—	802	802	—	—	35.41	35.41
	132,786	24,979	2,265	160,030	372	577	802	1,751	0.28	2.31	35.41	1.09

-	Across the Wholesale portfolio, asset quality remained stable. The majority of the portfolio is within the AQ1-AQ4, and AQ5-AQ8 bands. Distribution differs across segments reflective of the underlying quality of counterparties, with financial institutions and sovereigns mostly in the AQ1-AQ4 bands, and property and corporates mostly in the AQ5-AQ8 bands.
-	Customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.
-	ECL provisions coverage showed the expected trend, with increased coverage in the weaker asset quality bands within Stage 2 compared to Stage 1, and again within Stage 3 compared to Stage 2.

NatWest Group – Form 6K Interim Results 2023	63

Risk and capital management

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral

The table below shows securities financing transactions in Commercial & Institutional and Central items & Other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside		Of which:	Outside
		can be	netting		can be	netting
	Total	offset	arrangements	Total	offset	arrangements
30 June 2023	£m	£m	£m	£m	£m	£m
Gross	76,144	75,855	289	72,458	71,945	513
IFRS offset	(33,097)	(33,097)	—	(33,097)	(33,097)	—
Carrying value	43,047	42,758	289	39,361	38,848	513

Master netting arrangements	(2,045)	(2,045)	—	(2,045)	(2,045)	—
Securities collateral	(39,091)	(39,091)	—	(36,803)	(36,803)	—
Potential for offset not recognised under IFRS	(41,136)	(41,136)	—	(38,848)	(38,848)	—
Net	1,911	1,622	289	513	—	513

31 December 2022
Gross	61,775	61,241	534	55,226	50,743	4,483
IFRS offset	(20,211)	(20,211)	—	(20,211)	(20,211)	—
Carrying value	41,564	41,030	534	35,015	30,532	4,483

Master netting arrangements	(2,445)	(2,445)	—	(2,445)	(2,445)	—
Securities collateral	(38,387)	(38,387)	—	(28,087)	(28,087)	—
Potential for offset not recognised under IFRS	(40,832)	(40,832)	—	(30,532)	(30,532)	—
Net	732	198	534	4,483	—	4,483

NatWest Group – Form 6K Interim Results 2023	64

Risk and capital management

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & Other.

	30 June 2023							31 December 2022
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						104,122	102,983		118,275	116,158
IFRS offset						(22,249)	(25,737)		(18,730)	(22,111)
Carrying value	3,194	3,728	5,773	1,121	13,816	81,873	77,246	13,925	99,545	94,047
Of which:
Interest rate (1)	2,900	2,373	5,277	261	10,811	50,730	46,895	10,742	53,480	48,535
Exchange rate	292	1,352	488	860	2,992	30,938	30,106	3,168	45,829	45,237
Credit	2	3	8	—	13	205	245	15	236	275
Carrying value					13,816	81,873	77,246	13,925	99,545	94,047

Counterparty mark-to-market netting						(62,547)	(62,547)		(77,365)	(77,365)
Cash collateral						(12,380)	(7,580)		(14,079)	(9,761)
Securities collateral						(4,465)	(1,540)		(4,571)	(1,185)
Net exposure						2,481	5,579		3,530	5,736

Banks (2)						263	806		648	711
Other financial institutions (3)						1,252	1,899		1,732	1,969
Corporate (4)						910	2,840		1,068	2,969
Government (5)						56	34		82	87
Net exposure						2,481	5,579		3,530	5,736

UK						1,111	3,150		1,271	2,878
Europe						672	1,690		1,196	2,015
US						592	546		753	626
RoW						106	193		310	217
Net exposure						2,481	5,579		3,530	5,736

Asset quality of uncollateralised derivative assets
AQ1-AQ4						2,056			3,014
AQ5-AQ8						422			500
AQ9-AQ10						3			16
Net exposure						2,481			3,530

(1)	The notional amount of interest rate derivatives included £8,006 billion (31 December 2022 – £8,065 billion) in respect of contracts cleared through central clearing counterparties
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group – Form 6K Interim Results 2023	65

Risk and capital management

Credit risk – Trading activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2023	£m	£m	£m	£m	£m	£m
AAA	—	—	1,452	936	—	2,388
AA to AA+	—	5,478	1,596	1,290	3	8,367
A to AA-	2,703	—	382	511	102	3,698
BBB- to A-	—	—	1,415	227	645	2,287
Non-investment grade	—	—	—	58	61	119
Unrated	—	—	—	1	—	1
Total	2,703	5,478	4,845	3,023	811	16,860

Short positions	(2,377)	(2,493)	(4,293)	(1,911)	(137)	(11,211)

31 December 2022
AAA	—	—	469	766	3	1,238
AA to AA+	—	2,345	1,042	1,114	21	4,522
A to AA-	2,205	—	372	77	29	2,683
BBB- to A-	—	—	916	149	296	1,361
Non-investment grade	—	—	—	65	49	114
Unrated	—	—	—	1	3	4
Total	2,205	2,345	2,799	2,172	401	9,922

Short positions	(2,313)	(1,293)	(3,936)	(1,875)	(107)	(9,524)

NatWest Group – Form 6K Interim Results 2023	66

Risk and capital management

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2022

CET1 ratio

The CET1 ratio decreased by 70 basis points to 13.5%. The decrease in CET1 ratio was due to a £1.0 billion decrease in CET1 capital and a £1.4 billion increase in RWAs.

The CET1 decrease is mainly driven by:

-
the directed buyback of £1.3 billion;
-
a foreseeable ordinary dividend accrual of £0.8 billion;
-
a foreseeable charge for the on-market ordinary share buyback programme of £0.5 billion;
-
a £0.1 billion decrease in the IFRS 9 transitional adjustment, primarily due to the annual update in the dynamic stage transition percentage and the end of transition on the static and historic stages;
-
an increase in the intangible assets deduction of £0.3 billion; and
-
other movements on reserves and regulatory adjustments of £0.3 billion.

These reductions were partially offset by the £2.3 billion attributable profit in the period.

MREL

MREL ratio as a percentage of risk-weighted assets decreased to 31.2% from 31.5% due to a £1.4 billion increase in RWAs and £0.2 billion decrease in MREL resources. The ratio remains well above the minimum of 22%, calculated as 2 x (Pillar 1 + Pillar 2A).

In the first half of 2023 there were new issues of $3.3 billion and €1.5 billion senior unsecured debt and €0.7 billion Tier 2 instruments. These were partially offset by redemptions of $2.6 billion senior unsecured debt and £0.2 billion Tier 2 instruments.

Total RWAs

Total RWAs increased by £1.4 billion to £177.5 billion during H1 2023 reflecting:

-
an increase in operational risk RWAs of £1.1 billion following the annual recalculation.
-
an increase in counterparty credit risk RWAs of £1.0 billion, primarily due to the removal of credit risk mitigation for a particular trade in Q2 2023.
-
an increase in credit risk RWAs of £0.7 billion, primarily due to increased exposures within Retail Banking and Commercial & Institutional, in addition to model adjustments applied as a result of new regulations applied to IRB models. This was partially offset by reduced exposures within Ulster Bank RoI as a result of the phased withdrawal from the Irish market.
-
a reduction in market risk RWAs of £1.3 billion, primarily due to lower volatility than in Q4 2022, and further reductions in the capital multiplier for NWM Plc in Q2, driven by a fall in the VaR back-testing exception count.

UK leverage ratio

The leverage ratio decreased by 40 basis points to 5.0%. The decrease was due to a £1.0 billion decrease in Tier 1 capital and an £18.0 billion increase in leverage exposure. The key driver of the increase in leverage exposure was an increase in other financial assets, central bank exposures and other off balance sheet items.

Liquidity portfolio

The liquidity portfolio increased by £1.4 billion to £226.9 billion. Primary liquidity decreased by £14.1 billion to £147.5 billion, driven by a reduction in customer deposits, increased lending and capital distributions, partially offset by increase in wholesale funding. Secondary liquidity increased £15.5 billion due to an increase in pre-positioned collateral at the Bank of England.

NatWest Group – Form 6K Interim Results 2023	67

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.0%
Minimum Capital Requirements	6.2%	8.3%	11.0%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1,2)	0.9%	0.9%	0.9%
MDA threshold (3)	9.6%	n/a	n/a
Overall capital requirement	9.6%	11.7%	14.4%
Capital ratios at 30 June 2023	13.5%	15.7%	18.8%
Headroom (4)	3.9%	4.0%	4.4%

(1)	The Financial Policy Committee announced an increase in the UK CCyB rate from 1% to 2% effective from 5 July 2023.
(2)	The Central Bank of Ireland (CBI) announced the CCyB on Irish exposures will increase from 0.5% to 1.0% from 24 November 2023. A further increase to 1.5% will be effective June 2024.
(3)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(4)	The headroom does not reflect excess distributable capital and may vary over time.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.3%	0.3%
Total	2.74%	3.55%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB. As noted above the UK CCyB will increase from 1% to 2% from 5 July 2023. Foreign exposure may be subject to different CCyB rates depending on the rates set in those jurisdictions.

NatWest Group – Form 6K Interim Results 2023	68

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore the capital and leverage ratios are presented under these frameworks on a transitional basis.

	30 June	31 December
	2023	2022
Capital adequacy ratios (1)%		%
CET1	13.5	14.2
Tier 1	15.7	16.4
Total	18.8	19.3

Capital	£m	£m
Tangible equity	23,415	25,482

Prudential valuation adjustment	(271)	(275)
Deferred tax assets	(742)	(912)
Own credit adjustments	(49)	(58)
Pension fund assets	(243)	(227)
Cash flow hedging reserve	3,344	2,771
Foreseeable ordinary dividends	(780)	(967)
Adjustment for trust assets (2)	(365)	(365)
Foreseeable charges - on-market ordinary share buyback programme	(500)	(800)
Adjustments under IFRS 9 transitional arrangements	223	361
Insufficient coverage for non-performing exposures	(19)	(18)
Total regulatory adjustments	598	(490)

CET1 capital	24,013	24,992

Additional AT1 capital	3,875	3,875
Tier 1 capital	27,888	28,867

End-point Tier 2 capital	5,364	4,978
Grandfathered instrument transitional arrangements	73	75
Tier 2 capital	5,437	5,053
Total regulatory capital	33,325	33,920

Risk-weighted assets
Credit risk	142,704	141,963
Counterparty credit risk	7,680	6,723
Market risk	6,962	8,300
Operational risk	20,198	19,115
Total RWAs	177,544	176,101

(1)	Includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 June 2023 was £0.2 billion for CET1 capital, £35 million for total capital and £37 million RWAs (31 December 2022 - £0.4 billion CET1 capital, £36 million total capital and £71 million RWAs). Excluding these adjustments, the CET1 ratio would be 13.4% (31 December 2022 14.0%). The transitional relief on grandfathered instruments at 30 June 2023 was £0.1 billion (31 December 2022 - £0.1 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 15.6% (31 December 2022 – 16.2%) and the end-point Total capital ratio would be 18.8% (31 December 2022 – 19.2%).
(2)	Prudent deduction in respect of agreement with the pension fund to establish new legal structure.

NatWest Group – Form 6K Interim Results 2023	69

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 June	31 December
	2023	2022
Leverage	£m	£m
Cash and balances at central banks	123,022	144,832
Trading assets	48,893	45,577
Derivatives	81,873	99,545
Financial assets	416,739	404,374
Other assets	27,499	18,864
Assets of disposal groups	4,575	6,861
Total assets	702,601	720,053
Derivatives
- netting and variation margin	(82,798)	(100,356)
- potential future exposures	16,654	18,327
Securities financing transactions gross up	2,013	4,147
Other off balance sheet items	48,668	46,144
Regulatory deductions and other adjustments	(15,663)	(7,114)
Claims on central banks	(114,253)	(141,144)
Exclusion of bounce back loans	(4,627)	(5,444)
UK leverage exposure	552,595	534,613
UK leverage ratio (%) (1)	5.0	5.4

(1)	Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (31 December 2022 – 5.3)%.

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2023. It is presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2022	24,992	3,875	5,053	33,920
Attributable profit for the period	2,299	—	—	2,299
Directed buyback	(1,259)	—	—	(1,259)
Foreseeable ordinary dividends	(780)	—	—	(780)
Foreseeable charges - on-market share buyback	(500)	—	—	(500)
Foreign exchange reserve	(492)	—	—	(492)
FVOCI reserve	60	—	—	60
Own credit	9	—	—	9
Share capital and reserve movements in respect of employee share schemes	62	—	—	62
Goodwill and intangibles deduction	(337)	—	—	(337)
Deferred tax assets	170	—	—	170
Prudential valuation adjustments	4	—	—	4
Net dated subordinated debt instruments	—	—	348	348
Foreign exchange movements	—	—	(121)	(121)
Adjustment under IFRS 9 transitional arrangements	(138)	—	—	(138)
Other movements	(77)	—	157	80
At 30 June 2023	24,013	3,875	5,437	33,325

-	The CET1 decrease is mainly driven by the directed buyback of £1.3 billion, a foreseeable ordinary dividend accrual of £0.8 billion, a foreseeable charge for additional on-market ordinary share buyback programme of £0.5 billion, a £0.1 billion decrease in the IFRS 9 transitional adjustment, an increase in the intangible assets deduction of £0.3 billion and other movements in reserves and regulatory adjustments of £0.3 billion, partially offset by an attributable profit in the period of £2.3 billion.
-	The Tier 2 movements include €700 million 5.763% Fixed to Fixed Reset Tier 2 Notes 2034 issued in February 2023, the derecognition of the £0.2 billion in respect of the cash tender offer for the outstanding 5.125% Subordinated Tier 2 Notes 2024 announced in March 2023 and maturity of Subordinated Notes with minimum regulatory value. Within Tier 2, there was also a £0.2 billion increase in the Tier 2 surplus provisions.

NatWest Group – Form 6K Interim Results 2023	70

Risk and capital management

Capital, liquidity and funding risk continued

Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	30 June	31 December
	2023	2022
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	34,758	36,488
Preference shares - equity	—	—
Other equity instruments	(3,890)	(3,890)
	30,868	32,598
Regulatory adjustments and deductions
Own credit	(49)	(58)
Defined benefit pension fund adjustment	(243)	(227)
Cash flow hedging reserve	3,344	2,771
Deferred tax assets	(742)	(912)
Prudential valuation adjustments	(271)	(275)
Goodwill and other intangible assets	(7,453)	(7,116)
Foreseeable ordinary dividends	(780)	(967)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges - on-market share buyback programme	(500)	(800)
Adjustment under IFRS 9 transitional arrangements	223	361
Insufficient coverage for non-performing exposures	(19)	(18)
	(6,855)	(7,606)

CET1 capital	24,013	24,992
Additional Tier (AT1) capital
Qualifying instruments and related share premium	3,875	3,875
Qualifying instruments and related share premium subject to phase out	—	—
AT1 capital	3,875	3,875
Tier 1 capital	27,888	28,867
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,189	4,953
Qualifying instruments issued by subsidiaries and held by third parties	73	82
Other regulatory adjustments	175	18
Tier 2 capital	5,437	5,053
Total regulatory capital	33,325	33,920

(1)	Prudent deduction in respect of agreement with the pension fund to establish new legal structure.

NatWest Group – Form 6K Interim Results 2023	71

Risk and capital management

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated Minimum requirements of own funds and eligible liabilities (MREL) in NatWest Group and operating subsidiaries and includes external issuances only.

	30 June 2023				31 December 2022
		Balance				Balance
	Par	sheet	Regulatory	MREL	Par	sheet	Regulatory	MREL
	value (1)	value	value (2,5)	value (3)	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	24.0	24.0	24.0	24.0	25.0	25.0	25.0	25.0

Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9

Tier 1 capital: end-point CRR non-compliant (6)
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—

Tier 2 capital: end-point CRR compliant
of which: holdco	5.7	5.2	5.1	5.1	6.0	5.5	4.9	5.4
of which: opcos	—	—	—	—	0.1	0.1	—	—
	5.7	5.2	5.1	5.1	6.1	5.6	4.9	5.4

Tier 2 capital: end-point CRR non-compliant (6)
of which: holdco	0.4	0.4	—	—	—	—	—	—
of which: opcos	0.2	0.3	0.1	—	0.3	0.5	0.1	—
	0.6	0.7	0.1	—	0.3	0.5	0.1	—

Senior unsecured debt securities
of which: holdco	23.0	21.8	—	22.1	23.4	22.3	—	21.2
of which: opcos	34.0	30.7	—	—	26.1	22.9	—	—
	57.0	52.5	—	22.1	49.5	45.2	—	21.2

Tier 2 capital
Other regulatory adjustments	—	—	0.2	0.2	—	—	—	—
	—	—	0.2	0.2	—	—	—	—

Total	91.3	86.4	33.3	55.3	84.9	80.3	33.9	55.5

RWAs				177.5				176.1
UK leverage exposure				552.6				534.6

MREL as a ratio of RWAs				31.2%				31.5%
MREL as a ratio of UK leverage exposure				10.0%				10.4%

(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments incudes grandfathered instruments as per the transitional provisions allowed under CRR2 (until 28 June 2025).
(3)	MREL value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4)	Corresponding shareholders’ equity was £34.8 billion (31 December 2022 - £36.5 billion).
(5)	Regulatory amount includes grandfathered instrument from operating companies as per the transitional provisions allowed under CRR2 (until 28 June 2025). On 30 June 2023, only 3 Tier 2 instruments from UBIDAC were classified as grandfathered.
(6)	CRR2 non-compliant instruments - From January 2022, All Tier 1 and Tier 2 instruments that were grandfathered under CRR2 compliance (until 28 June 2025) are reported under “Tier 1 capital: end-point CRR non-compliant” and “Tier 2 capital: end-point CRR non-compliant” category.

NatWest Group – Form 6K Interim Results 2023	72

Risk and capital management

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest					NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	UBI	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	DAC	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	3.9	—	0.1	—	—	—	—	—	—
Additional Tier 1	Internally issued	—	3.7	2.5	1.0	—	0.9	0.2	—	0.3
		3.9	3.7	2.6	1.0	—	0.9	0.2	—	0.3
Tier 2	Externally issued	5.6	—	—	—	0.1	—	0.2	—	—
Tier 2	Internally issued	—	5.1	3.4	1.4	—	1.0	0.1	0.3	—
		5.6	5.1	3.4	1.4	0.1	1.0	0.3	0.3	—
Senior unsecured	Externally issued	21.8	—	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	10.2	6.3	1.4	0.5	3.0	—	—	0.3
		21.8	10.2	6.3	1.4	0.5	3.0	—	—	0.3
Total outstanding issuance		31.3	19.0	12.3	3.8	0.6	4.9	0.5	0.3	0.6

(1)	The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)	Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4)	Senior unsecured debt does not include CP, CD and short/medium term notes issued from NatWest Group operating subsidiaries.
(5)	The above table does not include CET1 numbers.

NatWest Group – Form 6K Interim Results 2023	73

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	142.0	6.7	8.3	19.1	176.1
Foreign exchange movement	(1.0)	(0.1)	—	—	(1.1)
Business movement	3.7	0.2	(1.3)	1.1	3.7
Risk parameter changes	(2.2)	—	—	—	(2.2)
Methodology changes	0.5	—	—	—	0.5
Model updates	0.6	—	—	—	0.6
Other changes	—	0.9	—	—	0.9
Acquisitions and disposals	(1.0)	—	—	—	(1.0)
At 30 June 2023	142.6	7.7	7.0	20.2	177.5

The table below analyses segmental RWAs.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Foreign exchange movement	—	—	(1.0)	(0.1)	(1.1)
Business movement	2.1	0.3	2.1	(0.8)	3.7
Risk parameter changes	(0.3)	—	(1.9)	—	(2.2)
Methodology changes	0.2	—	0.3	—	0.5
Model updates	0.6	—	—	—	0.6
Other changes	—	—	0.9	—	0.9
Acquisitions and disposals	—	—	—	(1.0)	(1.0)
At 30 June 2023	57.3	11.5	103.6	5.1	177.5

Credit risk	49.7	10.1	78.5	4.3	142.6
Counterparty credit risk	0.2	—	7.5	—	7.7
Market risk	0.2	—	6.8	—	7.0
Operational risk	7.2	1.4	10.8	0.8	20.2
Total RWAs	57.3	11.5	103.6	5.1	177.5

(1)	£3.5 billion of Central items & other relates to Ulster Bank RoI.

Total RWAs increased by £1.4 billion to £177.5 billion during the period mainly reflecting:

-	Business movements totalling £3.7 billion, driven by increased credit risk exposures within Retail Banking and Commercial & Institutional and the impact of the operational risk recalculation.
-	An increase in other changes of £0.9 billion, driven by the early termination of portfolio credit default swap resulting in a decrease to the CRM benefit.
-	Model update increase of £0.6 billion, driven by model adjustments as a result of new regulations applied to IRB models within Retail Banking.
-	Methodology changes totalling £0.5 billion, driven by revised LGD approach for non UK covered bonds.
-	A decrease in risk parameters of £2.2 billion, primarily reflecting improved risk metrics within Commercial & Institutional in addition to changes in regulatory treatment for certain structured transactions.
-	Disposals relating to the phased withdrawal from the Republic of Ireland, reducing RWAs by £1.0 billion.

NatWest Group – Form 6K Interim Results 2023	74

Risk and capital management

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2023			31 December 2022
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	2,231	—	2,231	1,446	—	1,446
Other bank deposits (1)	6,181	13,309	19,490	6,353	12,642	18,995
	8,412	13,309	21,721	7,799	12,642	20,441
Customer deposits
Repos	9,083	239	9,322	9,575	254	9,829
Non-bank financial institutions	50,733	59	50,792	50,226	9	50,235
Personal	212,486	4,111	216,597	224,706	1,209	225,915
Corporate	155,735	86	155,821	164,314	25	164,339
	428,037	4,495	432,532	448,821	1,497	450,318
Trading liabilities (2)
Repos (3)	27,554	254	27,808	23,740	—	23,740
Derivative collateral	15,234	—	15,234	17,680	—	17,680
Other bank customer deposits	775	440	1,215	413	654	1,067
Debt securities in issue - Medium term notes	353	361	714	54	743	797
	43,916	1,055	44,971	41,887	1,397	43,284
Other financial liabilities
Customer deposits	144	940	1,084	253	797	1,050
Debt securities in issue:
Commercial paper and certificates of deposit	13,195	141	13,336	5,587	85	5,672
Medium term notes	5,170	33,258	38,428	6,934	31,750	38,684
Covered bonds	2,043	—	2,043	804	2,038	2,842
Securitisation (5)	—	857	857	—	859	859
	20,552	35,196	55,748	13,578	35,529	49,107
Subordinated liabilities	968	5,052	6,020	974	5,286	6,260
Total funding	501,885	59,107	560,992	513,059	56,351	569,410
Of which: available in resolution (4)			25,634			24,899

(1)	Includes £12.0 billion (31 December 2022 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £11.2 billion (31 December 2022 - £9.5 billion).
(3)	Comprises central & other bank repos of £2.5 billion (31 December 2022 - £1.6 billion), other financial institution repos of £22.7 billion (31 December 2022 - £19.4 billion) and other corporate repos of £2.6 billion (31 December 2022 - £2.7 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £21.0 billion (31 December 2022 - £20.0 billion) under debt securities in issue (senior MREL) and £4.6 billion (31 December 2022 - £4.9 billion) under subordinated liabilities.
(5)	NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a structured entity, whereby it enters credit derivative and financial guarantee contracts with consolidated structured entities and they in turn issue debt securities to investors. This funding is legally ringfenced in the structured entity and is restricted to specifically cover investor credit protection claim payments in respect of the associated loans and mortgages.

NatWest Group – Form 6K Interim Results 2023	75

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes. In addition, a reconciliation has been provided between the liquidity portfolio for internal stressed outflow coverage and high quality liquid assets on a regulatory LCR basis.

	Liquidity value
	30 June 2023			31 December 2022
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group	Group	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	119,612	79,423	78,916	140,820	106,869	103,708
AAA to AA- rated governments	23,813	15,872	15,872	18,589	9,843	9,843
A+ and lower rated governments	1,172	187	187	317	—	—
Government guaranteed issuers, public sector entities and government sponsored entities	229	229	208	134	120	100
International organisations and multilateral development banks	2,674	1,521	1,437	1,734	1,112	1,021
LCR level 1 bonds	27,888	17,809	17,704	20,774	11,075	10,964
LCR level 1 assets	147,500	97,232	96,620	161,594	117,944	114,672
LCR level 2 assets	—	—	—	—	—	—
Non-LCR eligible assets	—	—	—	—	—	—
Primary liquidity	147,500	97,232	96,620	161,594	117,944	114,672
Secondary liquidity (3)	79,424	79,389	79,388	63,917	63,849	63,849
Total liquidity value	226,924	176,621	176,008	225,511	181,793	178,521

	30 June 2023
	NatWest	NWH	UK DoL
Stressed outflow coverage (SOC) to liquidity	Group (1)	Group (2)	Sub
coverage ratio (LCR) reconciliation*	£m	£m	£m
SOC primary liquidity (from table above)	147,500	97,232	96,620
Level 1 assets excluded (4)	4,180	3,467	3,447
Level 2 assets excluded (5)	3,133	2,951	2,721
Methodology difference (6)	960	1,135	1,081
Total LCR high quality liquid assets	155,773	104,785	103,869

* Table not within the scope of EY’s review report.

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub, Ulster Bank Ireland DAC and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(4)	LCR level 1 assets include extremely high quality covered bonds, government guaranteed bonds, and other LCR level 1 assets, which are not included as primary liquidity, but included as inflows in stressed outflow coverage.
(5)	LCR level 2 assets include high quality covered bonds, asset backed securities and other level 2 assets which are not included as primary liquidity but included as inflows in stressed outflow coverage.
(6)	Methodology differences include cash in tills which is classified as LCR level 1 but not included in stressed outflow coverage, JPY bonds which are classified as level 1 for stressed outflow coverage but level 2 for LCR and weighting differences between stressed outflow coverage and LCR.
(7)	NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Company Announcement.

NatWest Group – Form 6K Interim Results 2023	76

Risk and capital management

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

-	In the UK, the base rate rose from 3.5% at 31 December 2022 to 5.0% at 30 June 2023 as inflation pressures persisted.
-	The five-year sterling swap rate increased to 5.09% at the end of June 2023 from 4.10% at the end of December 2022. The ten-year sterling swap rate also increased, to 4.36% from 3.75%.
-	The structural hedge notional decreased by £6 billion from £231 billion to £225 billion, due to lower current account and instant access savings deposits. The structural hedge yield rose over the same period to 1.38% from 1.14% as maturing hedges were replaced with new hedges at higher rates.
-	The sensitivity of net interest earnings to parallel shifts in the yield curve reduced in H1 2023. Sensitivity to an upward 25-basis-point parallel shift in all rates was £135 million at 30 June 2023 compared to £198 million at 31 December 2022.
-	The main driver was reduced sensitivity to managed margin products. This resulted from lower managed rate savings volumes - including the impact of migration from instant access accounts to term savings accounts - and from greater pass-through of future rate rises to depositors.
-	Sterling strengthened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.27 at 30 June 2023 compared to 1.21 at 31 December 2022. Against the euro, it was 1.17 at 30 June 2023 compared to 1.13 at 31 December 2022.
-	Net investments in foreign operations decreased by £1.4 billion over the period, mainly reflecting the UBIDAC wind-down. However, residual structural foreign currency exposures after hedging were broadly stable, decreasing, in sterling equivalent terms, by £0.2 billion over the period.

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2023				30 June 2022				31 December 2022
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	40.5	63.2	30.1	63.2	17.0	37.8	7.6	37.8	43.8	60.7	34.2	37.7
Credit spread	23.6	29.7	20.9	29.7	48.8	86.6	33.4	34.6	23.8	29.1	19.9	20.3
Structural foreign exchange rate	11.3	13.6	8.4	12.3	8.8	10.9	5.4	7.0	9.1	11.3	7.4	11.3
Equity	16.7	19.0	13.0	13.0	18.9	22.2	13.7	18.8	17.4	19.3	14.7	14.7
Pipeline risk (1)	3.1	4.4	1.4	3.4	1.0	2.9	0.3	2.9	1.9	4.5	0.6	2.4
Diversification (2)	(35.3)			(38.1)	(33.4)			(48.1)	(40.4)			(34.9)
Total	59.9	83.5	52.1	83.5	61.1	91.2	52.3	53.0	55.6	66.3	45.5	51.5

(1)	Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	On an average basis, total non-traded VaR for H1 2023 was broadly similar to H1 2022 and H2 2022.
-	Total non-traded VaR increased during H1 2023, driven by an increase in interest rate risk VaR. This reflects further interest rate volatility compared to H2 2022, particularly in sterling.
-	Credit spread VaR was slightly higher than in H2 2022, driven by an increase in the holding of bonds in the liquidity portfolio. However, the holding of bonds in this portfolio is still considerably lower than in H1 2022.

NatWest Group – Form 6K Interim Results 2023	77

Risk and capital management

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity, current accounts and instant access savings. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (usually fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution, particularly to products such as current accounts and instant access savings. The programme aims to track a time series of medium-term swap rates, so that at any point in time the total yield may be higher or lower than the current market yield. Additionally, the closeness of the yield to average swap rates in recent years is also affected by changes in the composition of the hedge caused by changes in product volumes or equity capital resources.

The table below shows the total income and total yield, incremental income relative to short-term cash rates, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group.

	Half year ended
	30 June 2023					30 June 2022					31 December 2022
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(246)	204	23	22	1.83	111	182	21	21	1.71	(48)	189	23	22	1.72
Product	(2,773)	1,362	202	205	1.33	61	662	204	188	0.70	(1,135)	1,118	208	206	1.08
Total	(3,019)	1,566	225	227	1.38	172	844	225	209	0.81	(1,183)	1,307	231	228	1.14

(1)	Incremental income represents the difference between total income (i.e. hedged income) and an unhedged return that is based on short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.
(2)	The basis of preparation of the table above has changed since December 2022. UBIDAC is no longer included. In addition, the ‘Other’ category is no longer used: hedges booked in Coutts & Co. have now been allocated between product hedges and equity hedges, while hedges booked in RBS International have been allocated to product hedges.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2023, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 77%/23% respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking.

At 30 June 2023, approximately 94% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2023	2022	2022
	£m	£m	£m
Retail Banking	(1,156)	12	(475)
Commercial & Institutional	(1,415)	39	(576)
Private Banking & Other	(202)	10	(84)
Total	(2,773)	61	(1,135)

-	The structural hedge notional fell, mainly due to lower deposit volume.
-	The five-year sterling swap rate rose to 5.09% at 30 June 2023 from 4.10% at 31 December 2022. The ten-year sterling swap rate also rose, to 4.36% from 3.75%. The structural hedge yield also rose to 1.38% in H1 2023 from 1.14% in H2 2022.
-	Despite the increase in total yield, incremental income fell. This highlights the relative stability of the total yield of the structural hedge compared to an unhedged portfolio that would earn short-term cash rates. Compared to the 24-basis-point increase in the structural hedge total yield, SONIA increased 150 basis points to 4.93% at 30 June 2023 from 3.43% at 31 December 2022.

NatWest Group – Form 6K Interim Results 2023	78

Risk and capital management

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2023 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2023	£m	£m	£m	£m	£m	£m
Structural hedges	49	151	249	(49)	(151)	(248)
Managed margin	86	76	157	(121)	(75)	(168)
Total	135	227	406	(170)	(226)	(416)

31 December 2022
Structural hedges	50	158	260	(50)	(158)	(260)
Managed margin	148	141	136	(170)	(140)	(129)
Total	198	299	396	(220)	(298)	(389)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and margin management, and excludes UBIDAC.

The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward and downward shift in all interest rates.

	Shifts in yield curve
	30 June 2023				31 December 2022
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	13	(15)	56	(57)	13	(12)	48	(50)
Sterling	108	(137)	431	(574)	172	(194)	698	(784)
US dollar	8	(13)	37	(47)	10	(11)	42	(53)
Other	6	(5)	23	(15)	3	(3)	13	(16)
Total	135	(170)	547	(693)	198	(220)	801	(903)

(1) The table excludes UBIDAC.

-	The overall reduction in net interest income sensitivity in all scenarios reflects lower managed rate deposit volumes. This includes changes to the deposit mix, where customers have moved balances into fixed-term savings from managed rate savings accounts.
-	Changes in pass-through assumptions for managed rate savings products also contributed to the lower sensitivity.

NatWest Group – Form 6K Interim Results 2023	79

Risk and capital management

Non-traded market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2023	£m	£m	£m	£m	£m
US dollar	1,215	(287)	928	(928)	—
Euro	4,913	(3,101)	1,812	—	1,812
Other non-sterling	938	(406)	532	—	532
Total	7,066	(3,794)	3,272	(928)	2,344

31 December 2022
US dollar	1,278	(303)	975	(975)	—
Euro	6,189	(4,164)	2,025	—	2,025
Other non-sterling	996	(431)	565	—	565
Total	8,463	(4,898)	3,565	(975)	2,590

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.
-	Euro net investments in foreign operations and euro net investment hedges fell in H1 2023, mainly due to the wind-down of UBIDAC. Overall, residual structural foreign currency exposures fell.
-	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

NatWest Group – Form 6K Interim Results 2023	80

Risk and capital management

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2023				30 June 2022				31 December 2022
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	9.0	19.3	4.3	16.5	7.4	12.6	4.1	6.0	7.3	12.5	4.5	9.0
Credit spread	5.9	6.9	4.9	6.1	8.5	12.0	6.5	6.9	7.2	8.6	6.0	6.4
Currency	2.1	4.9	1.0	1.5	2.8	8.0	1.2	2.3	3.3	6.9	1.5	1.5
Equity	—	0.1	—	—	0.1	0.3	—	—	—	0.3	—	—
Commodity	—	—	—	—	—	—	—	—	—	—	—	—
Diversification (1)	(6.8)			(6.3)	(8.3)			(6.0)	(7.0)			(6.8)
Total	10.2	17.8	6.6	17.8	10.5	15.1	7.2	9.2	10.8	13.7	8.3	10.1

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	On an average basis, total traded VaR remained at similar levels in H1 2023 compared to 2022.
-	The increase in average interest rate VaR, compared to 2022, reflected an increase in yield curve risk in sterling and euro flow trading.
-	The decrease in average credit spread VaR reflected lower credit spread volatility in H1 2023.

NatWest Group – Form 6K Interim Results 2023	81

Risk and capital management

Other risks

Operational risk

Risk management continued to focus on material risk areas. Key focus over the period has been the management of the large change portfolio, in particular the regulatory change initiatives relating to preparedness for Consumer Duty and ISO 20022, as well as addressing vulnerabilities in relation to the infrastructure requiring remediation. Linked to the focus on remediation, security, data and outsourcing remain key pillars for the ongoing management of the risk profile, operational integrity and continuity of service.

Compliance & conduct risk

The ring-fencing attestation was completed and submitted to the PRA on 31 March 2023. Implementation of Consumer Duty has been a key focus, with customer journeys being enhanced in line with the new standard which complements our purpose ‘to champion potential, helping people, families, and businesses to thrive’ and aligns with our strategy ‘supporting customers at every stage of their lives’. NatWest Markets has a program in place to review, remediate, and enhance certain areas of its business. Resources were agreed in February 2023. The results of this work will be shared with the Department of Justice Monitor and other regulators, with the ongoing work plan continuing to be assessed for potential impact.

The cost of living challenge continues to be a key priority for the conduct and regulatory compliance agenda as mortgage interest rates continue to increase in the UK. There has been continued oversight of delivery of the mandatory and regulatory change programmes, including the Mortgage Charter - a set of measures aimed at supporting residential mortgage customers concerned by rising interest rates.

Climate risk

NatWest Group continued to embed climate considerations in its risk management framework throughout the reporting period. This is focused on making iterative advancements in capabilities towards quantitative techniques in risk assessment. Particular attention continues to be paid to developing the next version of the NatWest Group Climate Transition Plan. Work is also underway to evolve NatWest Group’s customer-level climate risk assessments, including development of capability to assess customer climate plans. In-house modelling and scenario analysis capabilities continue to be developed to support the assessment of NatWest Group’s exposure to physical and transition risks.

NatWest Group – Form 6K Interim Results 2023	82

Condensed consolidated income statement for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June		30 June
	2023		2022
	£m		£m
Interest receivable	9,482		5,250
Interest payable	(3,756)		(916)
Net interest income	5,726		4,334
Fees and commissions receivable	1,459		1,424
Fees and commissions payable	(315)		(300)
Income from trading activities	418		709
Other operating income	439		52
Non-interest income	2,001		1,885
Total income	7,727		6,219
Staff costs	(2,005)		(1,808)
Premises and equipment	(570)		(534)
Other administrative expenses	(871)		(898)
Depreciation and amortisation	(469)		(413)
Operating expenses	(3,915)		(3,653)
Profit before impairment losses/releases	3,812		2,566
Impairment (losses)/releases	(223)		54
Operating profit before tax	3,589		2,620
Tax charge	(1,061)		(795)
Profit from continuing operations	2,528		1,825
(Loss)/profit from discontinued operations, net of tax (2)	(108)		190
Profit for the period	2,420		2,015
Attributable to:
Ordinary shareholders	2,299		1,891
Paid-in equity holders	121		121
Non-controlling interests	—		3
	2,420		2,015
Earnings per ordinary share - continuing operations	25.4	p	16.8	p
Earnings per ordinary share - discontinued operations	(1.1)	p	1.9	p
Total earnings per share attributable to ordinary shareholders - basic	24.3	p	18.7	p
Earnings per ordinary share - fully diluted continuing operations	25.2	p	16.7	p
Earnings per ordinary share - fully diluted discontinued operations	(1.1)	p	1.9	p
Total earnings per share attributable to ordinary shareholders - fully diluted	24.1	p	18.6	p

(1)	At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.
(2)	The results of discontinued operations, comprising the post-tax profit, is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 7 to the consolidated financial statements.

NatWest Group – Form 6K Interim Results 2023	83

Condensed consolidated statement of comprehensive income for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Profit for the period	2,420	2,015

Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(64)	(517)
Changes in fair value of credit in financial liabilities designated at FVTPL	(4)	91
FVOCI financial assets	30	3
Tax	7	123
	(31)	(300)
Items that do qualify for reclassification
FVOCI financial assets	53	(458)
Cash flow hedges (1)	(734)	(1,557)
Currency translation	(469)	185
Tax	127	566
	(1,023)	(1,264)
Other comprehensive losses after tax	(1,054)	(1,564)
Total comprehensive income for the period	1,366	451
Attributable to:
Ordinary shareholders	1,245	327
Paid-in equity holders	121	121
Non-controlling interests	—	3
	1,366	451

(1)	The unrealised losses on cash flow hedge reserves are mainly driven by deferral of losses on GBP net received fixed swaps as interest rates have increased.

NatWest Group – Form 6K Interim Results 2023	84

Condensed consolidated balance sheet as at 30 June 2023 (unaudited)

	30 June	31 December
	2023	2022
	£m	£m
Assets
Cash and balances at central banks	123,022	144,832
Trading assets	48,893	45,577
Derivatives	81,873	99,545
Settlement balances	11,298	2,572
Loans to banks - amortised cost	7,338	7,139
Loans to customers - amortised cost	373,885	366,340
Other financial assets	35,516	30,895
Intangible assets	7,453	7,116
Other assets	8,748	9,176
Assets of disposal groups	4,575	6,861
Total assets	702,601	720,053
Liabilities
Bank deposits	21,721	20,441
Customer deposits	432,532	450,318
Settlement balances	10,282	2,012
Trading liabilities	56,182	52,808
Derivatives	77,246	94,047
Other financial liabilities	55,748	49,107
Subordinated liabilities	6,020	6,260
Notes in circulation	3,159	3,218
Other liabilities	4,913	5,346
Total liabilities	667,803	683,557
Equity
Ordinary shareholders' interests	30,868	32,598
Other owners' interests	3,890	3,890
Owners’ equity	34,758	36,488
Non-controlling interests	40	8
Total equity	34,798	36,496

Total liabilities and equity	702,601	720,053

NatWest Group – Form 6K Interim Results 2023	85

Condensed consolidated statement of changes in equity for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Called-up share capital - at beginning of period	10,539	11,468
Share cancellation (1,2)	(687)	(885)
At end of period	9,852	10,583
Paid-in equity - at beginning and end of period	3,890	3,890
Share premium account - at beginning and end of period	1,161	1,161
Merger reserve - at beginning and end of period	10,881	10,881
FVOCI reserve - at beginning of period	(102)	269
Unrealised gains/(losses) (3)	60	(444)
Realised losses/(gains)	16	(17)
Tax	(16)	125
At end of period	(42)	(67)
Cash flow hedging reserve - at beginning of period	(2,771)	(395)
Amount recognised in equity (4)	(948)	(1,386)
Amount transferred from equity to earnings	214	(171)
Tax	161	426
At end of period	(3,344)	(1,526)
Foreign exchange reserve - at beginning of period	1,478	1,205
Retranslation of net assets	(308)	307
Foreign currency gains/(losses) on hedges of net assets	162	(122)
Tax	(23)	14
Recycled to profit or loss (6)	(323)	—
At end of period	986	1,404
Capital redemption reserve - at beginning of period	1,651	722
Share cancellation (1,2)	687	885
At end of period	2,338	1,607

Retained earnings - at beginning of period	10,019	12,966
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing	2,528	1,822
- discontinued	(108)	190
Paid-in equity dividends paid	(121)	(121)
Ordinary dividends paid	(965)	(841)
Shares repurchased (1,2)	(1,713)	(1,958)
Redemption of preference shares (5)	—	(750)
Tax on redemption/reclassification of paid-in equity	—	(21)
Realised gains in period on FVOCI equity shares
- gross	7	6
- tax	(3)	—
Remeasurement of the retirement benefit schemes
- gross	(64)	(517)
- tax	15	133
Changes in fair value of credit in financial liabilities designated at FVTPL
- gross	(4)	91
- tax	—	(9)
Employee share schemes	17	5
Share-based payments
- gross	(32)	(30)
- tax	—	(3)
At end of period	9,576	10,963

NatWest Group – Form 6K Interim Results 2023	86

Condensed consolidated statement of changes in equity for the period ended 30 June 2023 continued (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Own shares held - at beginning of period	(258)	(371)
Shares vested under employee share schemes	77	92
Own shares acquired (1)	(359)	—
At end of period	(540)	(279)
Owners' equity at end of period	34,758	38,617
Non-controlling interests - at beginning of period	8	7
Profit attributable to non-controlling interests	—	3
New minority interest holding	32	—
At end of period	40	10
Total equity at end of period	34,798	38,627
Attributable to:
Ordinary shareholders	30,868	34,727
Paid-in equity holders	3,890	3,890
Non-controlling interests	40	10
	34,798	38,627

(1)	In May 2023, there was an agreement with HM Treasury to buy 469.2 million (2022 - 549.9 million) ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 268.4 pence per share (2022 - 220.5 pence per share) for the total consideration of £1.27 billion (2022 - £1.22 billion). NatWest Group cancelled 336.2 million of the purchased ordinary shares, amounting to £0.91 billion excluding fees and held the remaining 133 million shares as Own Shares Held, amounting to £0.36 billion excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)	NatWest Group plc repurchased and cancelled 301.4 million (30 June 2022 – 345.6 million) shares for total consideration of £804.2 million (30 June 2022 – £756.7 million) excluding fees as part of the On Market Share Buyback Programme which has now concluded. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(3)	Certain assets within this category have been hedged with derivatives which are not in an accounting hedge relationship. The effect of this creates a temporary difference between other comprehensive income and the income statement due to the difference in recognition criteria. This temporary difference is expected to reverse through the income statement over the duration of the hedge.
(4)	The unrealised losses on cash flow hedge reserves are mainly driven by deferral of losses on GBP net received fixed swaps as interest rates have increased.
(5)	Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of FX unlocking.
(6)	Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC.

NatWest Group – Form 6K Interim Results 2023	87

Condensed consolidated cash flow statement for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Operating activities
Operating profit before tax from continuing operations	3,589	2,620
Operating (loss)/profit before tax from discontinued operations	(108)	190
Adjustments for non-cash and other items	2,133	355
Net cash flows from trading activities	5,614	3,165
Changes in operating assets and liabilities	(17,376)	7,966
Net cash flows from operating activities before tax	(11,762)	11,131
Income taxes paid	(631)	(575)
Net cash flows from operating activities	(12,393)	10,556
Net cash flows from investing activities	(2,833)	5,713
Net cash flows from financing activities	(3,260)	(6,970)
Effects of exchange rate changes on cash and cash equivalents	(1,801)	2,224
Net (decrease)/increase in cash and cash equivalents	(20,287)	11,523
Cash and cash equivalents at beginning of period	158,449	190,706
Cash and cash equivalents at end of period	138,162	202,229

NatWest Group – Form 6K Interim Results 2023	88

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2022 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority.

Amendments to IFRS effective from 1 January 2023 had no material effect on the condensed consolidated financial statements.

2. Net interest income

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Balances at central banks and loans to banks - amortised cost	1,722	582
Loans to customers - amortised cost	7,130	4,483
Other financial assets	630	185
Interest receivable	9,482	5,250
Bank deposits	402	157
Customer deposits	1,695	179
Other financial liabilities	1,345	433
Subordinated liabilities	221	141
Internal funding of trading businesses	93	6
Interest payable	3,756	916
Net interest income	5,726	4,334

3. Non-interest income

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Net fees and commissions (1)	1,144	1,124
Foreign exchange	125	258
Interest rate (2)	315	364
Credit	(34)	33
Changes in fair value of own debt and derivative liabilities attributable to own credit risk
- debt securities in issue	9	52
Equity, commodities and other	3	2
Income from trading activities	418	709
Profit/(loss) on redemption of own debt	2	(24)
Rental income on operating lease assets and investment property	118	114
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (3)	(3)	21
Hedge ineffectiveness	49	(22)
Loss on disposal of amortised cost assets and liabilities	(2)	(16)
(Loss)/profit on disposal of fair value through other comprehensive income assets	(24)	10
Share of losses of associated entities	(17)	(20)
Other income (4)	316	(11)
Other operating income	439	52
Non-interest income	2,001	1,885

(1)	Refer to Note 5 for further analysis.
(2)	Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group’s funding requirements involving the use of derivatives including FX. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.
(3)	Includes related derivatives.
(4)	Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC. Also included are instruments that have failed solely payments of principal and interest testing under IFRS 9.

NatWest Group – Form 6K Interim Results 2023	89

Notes

4. Operating expenses

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Salaries	1,252	1,103
Bonus awards	217	195
Temporary and contract costs	106	116
Social security costs	180	163
Pension costs	151	184
- defined benefit schemes	60	108
- defined contribution schemes	91	76
Other	99	47
Staff costs	2,005	1,808
Premises and equipment	570	534
Depreciation and amortisation (1)	469	413
Other administrative expenses	871	898
Administrative expenses	1,910	1,845
Operating expenses	3,915	3,653

(1)	Includes depreciation on right of use assets of £53 million (30 June 2022 - £58 million).

5. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional and Central items & other.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,908	428	2,504	(114)	5,726
Net fees and commissions	206	125	821	(8)	1,144
Other non-interest income	6	14	423	414	857
Total income	3,120	567	3,748	292	7,727
Depreciation and amortisation	—	—	(78)	(391)	(469)
Other operating expenses	(1,367)	(322)	(1,909)	152	(3,446)
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit/(loss)	1,560	234	1,741	54	3,589

Half year ended 30 June 2022
Continuing operations
Net interest income	2,340	315	1,764	(85)	4,334
Net fees and commissions	219	131	753	21	1,124
Other non-interest income	(5)	15	420	331	761
Total income	2,554	461	2,937	267	6,219
Depreciation and amortisation	—	—	(82)	(331)	(413)
Other operating expenses	(1,242)	(285)	(1,738)	25	(3,240)
Impairment releases/(losses)	(26)	11	59	10	54
Operating profit/(loss)	1,286	187	1,176	(29)	2,620

NatWest Group – Form 6K Interim Results 2023	90

Notes

5. Segmental analysis continued

Total revenue (1)

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
External	3,419	550	5,734	2,095	11,798
Inter-segmental	1	418	(720)	301	—
Total	3,420	968	5,014	2,396	11,798

Half year ended 30 June 2022
Continuing operations
External	2,766	407	3,020	1,242	7,435
Inter-segmental	—	106	76	(182)	—
Total	2,766	513	3,096	1,060	7,435

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Analysis of net fees and commissions

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	159	16	332	3	510
- Credit and debit card fees	197	6	129	2	334
- Lending and financing	8	3	335	1	347
- Brokerage	18	3	21	—	42
- Investment management, trustee and fiduciary services	1	105	22	—	128
- Underwriting fees	—	—	71	—	71
- Other	1	2	31	(7)	27
Total	384	135	941	(1)	1,459

Fees and commissions payable	(178)	(10)	(120)	(7)	(315)
Net fees and commissions	206	125	821	(8)	1,144

Half year ended 30 June 2022
Continuing operations
Fees and commissions receivable
- Payment services	152	17	308	26	503
- Credit and debit card fees	203	8	102	10	323
- Lending and financing	8	4	327	1	340
- Brokerage	27	3	21	—	51
- Investment management, trustee and fiduciary services	1	114	22	—	137
- Underwriting fees	—	—	65	—	65
- Other	—	—	56	(51)	5
Total	391	146	901	(14)	1,424

Fees and commissions payable	(172)	(15)	(148)	35	(300)
Net fees and commissions	219	131	753	21	1,124

Total assets and liabilities

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2023	£m	£m	£m	£m	£m
Assets	229,150	27,295	401,548	44,608	702,601
Liabilities	186,971	36,755	378,498	65,579	667,803

31 December 2022
Assets	226,375	29,867	404,817	58,994	720,053
Liabilities	192,282	41,491	383,768	66,016	683,557

NatWest Group – Form 6K Interim Results 2023	91

Notes

6. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 23.5% (2022 - 19)%, as analysed below:

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Profit before tax	3,589	2,620
Expected tax charge	(843)	(498)
Losses and temporary differences in period where no deferred tax assets recognised	(38)	(51)
Foreign profits taxed at other rates	(21)	(39)
Items not allowed for tax:
- losses on disposals and write-downs	(1)	(4)
- UK bank levy	(12)	(9)
- regulatory and legal actions	(3)	(13)
- other disallowable items	(18)	(12)
Non-taxable items:
- FX recycling on UBIDAC capital reduction	75	—
- other non-taxable items	14	8
Taxable foreign exchange movements	6	(7)
Losses bought forward and utilised	8	—
Increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	—	10
- Ireland losses	—	(1)
Banking surcharge	(144)	(207)
Tax on paid-in equity	22	22
UK tax rate change impact	—	(31)
Adjustments in respect of prior periods	(106)	37
Actual tax charge	(1,061)	(795)

At 30 June 2023, NatWest Group has recognised a deferred tax asset of £2,171 million (31 December 2022 - £2,178 million) and a deferred tax liability of £210 million (31 December 2022 - £227 million). These amounts include deferred tax assets recognised in respect of trading losses of £773 million (31 December 2022 - £952 million). NatWest Group has considered the carrying value of these assets as at 30 June 2023 and concluded that they are recoverable.

7. Discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the end of Q1 2023 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.

In July 2023, UBIDAC completed the sale of commercial loans to AIB, with a cumulative €3.1 billion of gross performing loans being fully migrated. The transfer of the final cohort of colleagues to AIB who were wholly or mainly assigned to supporting this part of the business under Transfer of Undertakings, Protection of Employment (TUPE) arrangements has also materially completed. Losses on disposal of €55 million have been recognised in respect of the migrations completed during H1 2023 (30 June 2022: €5 million).

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.

During Q2 2023, the remaining performing non-tracker mortgage and micro-SME balances were transferred to PTSB, with a cumulative €6.3 billion of gross performing loans being fully migrated. In July 2023, the Lombard Asset Finance business which included balances of c. €500 million migrated to PTSB and the transfer of remaining colleagues who were eligible to move to PTSB under TUPE regulations has also materially completed. The 25 Ulster Bank branches had already been transferred to PTSB during Q1 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.

In July 2023, UBIDAC completed the migration of €4.0 billion of performing tracker and linked mortgages to AIB. The remaining migrations are expected to occur in H2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Ulster Bank RoI continuing operations are reported within NatWest Group Central items & other.

NatWest Group – Form 6K Interim Results 2023	92

Notes

7. Discontinued operations and assets and liabilities of disposal groups continued

(a)	Profit from discontinued operations, net of tax

	30 June	30 June
	2023	2022
	£m	£m
Interest receivable	26	156
Net interest income	26	156
Non-interest income	(14)	(4)
Total income	12	152
Operating expenses	(122)	(24)
(Loss)/profit before impairment releases	(110)	128
Impairment releases	2	62
Operating (loss)/profit before tax	(108)	190
Tax charge	—	—
(Loss)/profit from discontinued operations, net of tax	(108)	190

(b)	Assets and liabilities of disposal groups

	30 June	31 December
	2023	2022
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	549	1,458
Other financial assets - loans to customers	4,025	5,397
Other assets	1	6
	4,575	6,861

Liabilities of disposal groups
Other liabilities	5	15
	5	15

Net assets of disposal groups	4,570	6,846

(c)	Operating cash flows attributable to discontinued operations

	30 June	30 June
	2023	2022
	£m	£m
Net cash flows from operating activities	577	402
Net cash flows from investing activities	1,591	150
Net increase in cash and cash equivalents	2,168	552

NatWest Group – Form 6K Interim Results 2023	93

Notes

8. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	123,022	—	123,022
Trading assets	48,893	—	—	—	48,893
Derivatives (1)	81,873	—	—	—	81,873
Settlement balances	—	—	11,298	—	11,298
Loans to banks - amortised cost (2)	—	—	7,338	—	7,338
Loans to customers - amortised cost (3)	—	—	373,885	—	373,885
Other financial assets (4)	714	18,176	16,626	—	35,516
Intangible assets	—	—	—	7,453	7,453
Other assets	—	—	—	8,748	8,748
Assets of disposal groups (5)	—	—	—	4,575	4,575
30 June 2023	131,480	18,176	532,169	20,776	702,601

Cash and balances at central banks	—	—	144,832	—	144,832
Trading assets	45,577	—	—	—	45,577
Derivatives (1)	99,545	—	—	—	99,545
Settlement balances	—	—	2,572	—	2,572
Loans to banks - amortised cost (2)	—	—	7,139	—	7,139
Loans to customers - amortised cost (3)	—	—	366,340	—	366,340
Other financial assets (4)	787	16,973	13,135	—	30,895
Intangible assets	—	—	—	7,116	7,116
Other assets	—	—	—	9,176	9,176
Assets of disposal groups (5)	—	—	—	6,861	6,861
31 December 2022	145,909	16,973	534,018	23,153	720,053

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
	£m	£m	£m	£m	£m
Liabilities
Bank deposits (6)	—	—	21,721	—	21,721
Customer deposits	—	—	432,532	—	432,532
Settlement balances	—	—	10,282	—	10,282
Trading liabilities	56,182	—	—	—	56,182
Derivatives (1)	77,246	—	—	—	77,246
Other financial liabilities (7)	—	2,408	53,340	—	55,748
Subordinated liabilities	—	217	5,803	—	6,020
Notes in circulation	—	—	3,159	—	3,159
Other liabilities (8)	—	—	1,032	3,881	4,913
30 June 2023	133,428	2,625	527,869	3,881	667,803

Bank deposits (6)	—	—	20,441	—	20,441
Customer deposits	—	—	450,318	—	450,318
Settlement balances	—	—	2,012	—	2,012
Trading liabilities	52,808	—	—	—	52,808
Derivatives (1)	94,047	—	—	—	94,047
Other financial liabilities (7)	—	2,377	46,730	—	49,107
Subordinated liabilities	—	345	5,915	—	6,260
Notes in circulation	—	—	3,218	—	3,218
Other liabilities (8)	—	—	1,205	4,141	5,346
31 December 2022	146,855	2,722	529,839	4,141	683,557

(1)	Includes net hedging derivative assets of £103 million (31 December 2022 - £143 million) and net hedging derivative liabilities of £359 million (31 December 2022 - £132 million).
(2)	Includes items in the course of collection from other banks of £140 million (31 December 2022 - £229 million).
(3)	Includes finance lease receivables of £8,741 million (31 December 2022 - £8,402 million).
(4)	Includes amounts reclassified from amortised cost to FVTPL in relation to a mortgage portfolio in the prior year. Refer to Note 7 for further information.
(5)	Includes £4,025 million (31 December 2022 - £5,397 million) of assets of disposal groups held at FVTPL. The portfolio is classified as level 3 in the fair value hierarchy.
(6)	Includes items in the course of transmission to other banks of £49 million (31 December 2022 - £242 million).
(7)	The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(8)	Includes lease liabilities of £948 million (31 December 2022 - £1,118 million), held at amortised cost.

NatWest Group – Form 6K Interim Results 2023	94

Notes

8. Financial instruments - classification continued

	30 June	31 December
	2023	2022
	£m	£m
Reverse repos
Trading assets	21,347	21,537
Loans to banks - amortised cost	280	277
Loans to customers - amortised cost	21,420	19,750

Repos
Bank deposits	2,231	1,446
Customer deposits	9,322	9,829
Trading liabilities	27,808	23,740

8. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NatWest Group plc’s 2022 Annual Report on Form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2023 are consistent with those described in Note 11 to NatWest Group plc’s 2022 Annual Report on Form 20-F.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2023				31 December 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	31,756	277	32,033	—	35,260	395	35,655
Securities	13,099	3,761	—	16,860	7,463	2,458	1	9,922
Derivatives	1	80,942	930	81,873	5	98,533	1,007	99,545
Other financial assets
Loans	—	119	684	803	—	172	727	899
Securities	10,488	7,385	214	18,087	10,380	6,278	203	16,861
Total financial assets held at fair value	23,588	123,963	2,105	149,656	17,848	142,701	2,333	162,882
As a % of total value assets	16%	83%	1%		11%	88%	1%

Liabilities
Trading liabilities
Deposits	—	44,256	1	44,257	—	42,486	1	42,487
Debt securities in issue	—	713	1	714	—	797	—	797
Short positions	9,142	2,069	—	11,211	7,462	2,062	—	9,524
Derivatives	1	76,350	895	77,246	2	93,070	975	94,047
Other financial liabilities
Debt securities in issue	—	1,323	—	1,323	—	1,327	—	1,327
Other deposits	—	1,085	—	1,085	—	1,050	—	1,050
Subordinated liabilities	—	217	—	217	—	345	—	345
Total financial liabilities held at fair value	9,143	126,013	897	136,053	7,464	141,137	976	149,577
As a % of total value assets	7%	92%	1%		5%	94%	1%

(1)	Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)	For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

NatWest Group – Form 6K Interim Results 2023	95

Notes

8. Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 95 to 98 of NatWest Group plc’s 2022 Annual Report on Form 20-F.

	30 June	31 December
	2023	2022
	£m	£m
Funding – FVA	126	173
Credit - CVA	253	300
Bid - Offer	89	130
Product and deal specific	117	141
Total	585	744

-	Valuation reserves comprising credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £585 million at 30 June 2023 (31 December 2022 – £744 million).
-	The decrease in FVA was primarily driven by increases in interest rates. The decrease in CVA is driven by a combination of tighter credit spreads and increases in interest rates. The decrease in bid-offer was driven by risk reduction over the period.

Level 3 sensitivities

The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2023			31 December 2022
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	277	—	—	395	10	(10)
Securities	—	—	—	1	—	—
Derivatives	930	30	(40)	1,007	50	(50)
Other financial assets
Loans	684	—	(30)	727	—	(10)
Securities	214	30	(30)	203	20	(30)
Total financial assets held at fair value	2,105	60	(100)	2,333	80	(100)

Liabilities
Trading liabilities
Deposits	1	—	—	1	—	—
Debt securities in issue	1	—	—	—	—	—
Derivatives	895	30	(30)	975	30	(30)
Total financial liabilities held at fair value	897	30	(30)	976	30	(30)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

NatWest Group – Form 6K Interim Results 2023	96

Notes

8. Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2023				Half year ended 30 June 2022
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,403	930	2,333	976	1,659	393	2,052	609
Amounts recorded in the income statement (3)	(80)	—	(80)	(84)	134	(20)	114	139
Amount recorded in the statement of comprehensive income	—	12	12	—	—	(19)	(19)	—
Level 3 transfers in	4	(72)	(68)	7	143	—	143	31
Level 3 transfers out	(34)	—	(34)	(5)	(101)	(1)	(102)	(36)
Purchases/originations	92	68	160	89	352	67	419	154
Settlements/other decreases	(24)	—	(24)	(27)	(28)	—	(28)	(15)
Sales	(150)	(25)	(175)	(54)	(526)	—	(526)	(133)
Foreign exchange and other adjustments	(4)	(15)	(19)	(5)	4	2	6	2
At 30 June	1,207	898	2,105	897	1,637	422	2,059	751
Amounts recorded in the income statement in respect of balances held at period end
- unrealised	(80)	(1)	(81)	(84)	134	(20)	114	139

(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.
(3)	Net gains of £4 million on trading assets and liabilities (30 June 2022 - £5 million net losses) were recorded in income from trading activities. Net losses on other instruments of nil (30 June 2022 – £20 million) were recorded in other operating income and interest income as appropriate.

NatWest Group – Form 6K Interim Results 2023	97

Notes

8. Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2023	£bn	£bn	£bn	£bn	£bn	£bn
Financial Assets
Cash and balances at central banks	123.0	—	—	—	—	—
Settlement balances	11.3	—	—	—	—	—
Loans to banks	0.2	7.1	7.2	—	4.7	2.5
Loans to customers	—	373.9	359.3	—	21.7	337.6
Other financial assets - securities	—	16.6	16.3	5.2	3.7	7.4

31 December 2022
Financial Assets
Cash and balances at central banks	144.8	—	—	—	—	—
Settlement balances	2.6	—	—	—	—	—
Loans to banks	0.1	7.0	7.0	—	4.2	2.8
Loans to customers	—	366.3	354.5	—	20.3	334.2
Other financial assets - securities	—	13.1	12.8	3.6	3.2	6.0

30 June 2023
Financial Liabilities
Bank deposits	4.6	17.1	16.9	—	14.1	2.8
Customer deposits	373.4	59.1	59.3	—	18.4	40.9
Settlement balances	10.3	—	—	—	—	—
Other financial liabilities - debt securities in issue	—	53.3	52.8	—	40.5	12.3
Subordinated liabilities	—	5.8	5.5	—	5.4	0.1
Notes in circulation	3.2	—	—	—	—	—

31 December 2022
Financial Liabilities
Bank deposits	4.7	15.7	15.3	—	13.1	2.2
Customer deposits	407.0	43.3	43.3	—	12.7	30.6
Settlement balances	2.0	—	—	—	—	—
Other financial liabilities - debt securities in issue	—	46.7	46.1	—	40.7	5.4
Subordinated liabilities	—	5.9	5.6	—	5.5	0.1
Notes in circulation	3.2	—	—	—	—	—

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits

Fair value of deposits are estimated using discounted cash flow valuation techniques.

NatWest Group – Form 6K Interim Results 2023	98

Notes

9. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2023	2022
	£m	£m
Assets
Loans
Reverse repos	21,347	21,537
Collateral given	10,027	13,005
Other loans	659	1,113
Total loans	32,033	35,655
Securities
Central and local government
- UK	2,703	2,205
- US	5,478	2,345
- Other	4,845	2,799
Financial institutions and Corporate	3,834	2,573
Total securities	16,860	9,922
Total	48,893	45,577

Liabilities
Deposits
Repos	27,808	23,740
Collateral received	15,234	17,680
Other deposits	1,215	1,067
Total deposits	44,257	42,487
Debt securities in issue	714	797
Short positions	11,211	9,524
Total	56,182	52,808

NatWest Group – Form 6K Interim Results 2023	99

Notes

10. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2023	2022
	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	336,362	325,224
Stage 2	43,440	46,833
Stage 3	5,450	5,096
Of which: individual	1,247	1,121
Of which: collective	4,203	3,975
	385,252	377,153
ECL provisions (2)
Stage 1	661	632
Stage 2	991	1,043
Stage 3	1,905	1,759
Of which: individual	295	287
Of which: collective	1,610	1,472
	3,557	3,434
ECL provisions coverage (3)
Stage 1 (%)	0.20	0.19
Stage 2 (%)	2.28	2.23
Stage 3 (%)	34.95	34.52
	0.92	0.91

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Impairment losses (4)
ECL (release)/charge	223	(54)
Stage 1	(209)	(342)
Stage 2	296	205
Stage 3	136	83
Of which: individual	13	(1)
Of which: collective	123	84

Amounts written off	122	215
Of which: individual	22	58
Of which: collective	100	157

1)	Includes loans to customers and banks.
2)	Includes £4 million (31 December 2022 - £3 million) related to assets classified as FVOCI and £0.1 billion (31 December 2022 – £0.1 billion) related to off-balance sheet exposures.
3)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
4)	Includes a £5 million release (30 June 2022 – £2 million release) related to other financial assets, of which £1 million (30 June 2022 – nil) related to assets classified as FVOCI; and £3 million release (30 June 2022 - £3 million release) related to contingent liabilities.
5)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £121.9 billion (31 December 2022 – £143.3 billion) and debt securities of £34.7 billion (31 December 2022 – £29.9 billion).

NatWest Group – Form 6K Interim Results 2023	100

Notes

11. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2023	431	240	154	87	226	1,138
Expected credit losses impairment release	—	—	—	(2)	—	(2)
Currency translation and other movements	(8)	(8)	(1)	—	(7)	(24)
Charge to income statement	145	5	27	—	60	237
Release to income statement	(5)	(33)	(26)	—	(13)	(77)
Provisions utilised	(104)	(63)	(9)	—	(70)	(246)
At 30 June 2023	459	141	145	85	196	1,026

(1)	Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

12. Dividends

The 2022 final dividend was approved by shareholders at the Annual General Meeting on 25 April 2023 and the payment made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023.

NatWest Group plc announces an interim dividend for 2023 of £492 million, or 5.5 pence per ordinary share. The interim dividend will be paid on 15 September 2023 to shareholders on the register at close of business on 11 August 2023. The ex-dividend date will be 10 August 2023.

13. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2023. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2023	2022
	£m	£m
Contingent liabilities and commitments
Guarantees	2,846	3,150
Other contingent liabilities	1,531	1,855
Standby facilities, credit lines and other commitments	120,262	121,576
Total	124,639	126,581

Commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

NatWest Group – Form 6K Interim Results 2023	101

Notes

14.Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. Please refer to Note 11 for information on material provisions.

Matters which are, or could be material, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 147 of NatWest Group plc’s 2022 Annual Report on Form 20-F.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

NWMSI was defending an RMBS-related claim in the US in which the plaintiff, the Federal Deposit Insurance Corporation (FDIC), alleged that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. In June 2023, NWMSI entered into an agreement to resolve that claim. The settlement amount paid by NWMSI was covered by an existing provision.

NatWest Group – Form 6K Interim Results 2023	102

Notes

14. Litigation and regulatory matters continued

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several purported class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) was paid into escrow pending court approval of the settlement.

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to take place in Q4 2025.

In addition to the USD LIBOR cases described above, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and that decision was affirmed by the United States Court of Appeals for the Second Circuit (US Court of Appeals) in October 2022. The plaintiffs petitioned the court for a rehearing of their appeal and that petition was denied. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

Two other IBOR-related class actions, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs’ appeals in those two cases remain pending.

In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of that settlement has been paid into escrow pending final court approval of the settlement.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint, subject to re-pleading by the plaintiffs. The plaintiffs filed an amended complaint in October 2022, which the defendants are again seeking to have dismissed.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel’s Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

NatWest Group – Form 6K Interim Results 2023	103

Notes

14. Litigation and regulatory matters continued

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks.

In April 2019, some of the claimants in the opt-out case described above, as well as others, served proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022. In March 2023, NWM Plc entered into an agreement to resolve both the SDNY and CAT cases. The settlement amount paid by NWM Plc was covered by an existing provision.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, was proceeding in the SDNY against NWM Plc and others. In March 2023, the court granted summary judgment in favour of the defendants, dismissing the plaintiffs’ claims. The plaintiffs have commenced an appeal of that decision as well as a prior decision denying class certification in the case.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’, but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the CAT against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants, and the subject of an application for judicial review. In July 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT’s decision. Subject to any potential appeal to the UK Supreme Court, the case will be remitted to the CAT for further case management.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants have sought the court’s permission to amend their motions to certify the class actions. NWM Plc has filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending.

In December 2021, a claim was filed in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of claimants, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimants amended their claim to also refer to a December 2021 decision by the EC, which described anti-competitive FX market conduct. The defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) unless the claimants are domiciled in the Netherlands. Certain of the claimants are so domiciled and are therefore permitted to continue with their claims against all defendants, including NatWest Group plc and NWM Plc. The claimants are appealing that decision. In June 2023, a new group of claimants indicated their intention to join Stichting FX Claims to pursue similar claims against the defendants.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to the plaintiffs. In March 2022, the SDNY dismissed the complaint, without leave to re-plead. The plaintiffs are appealing the dismissal.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. In March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint’s conspiracy allegations are insufficient. The plaintiffs have filed a motion for permission to file an amended complaint.

NatWest Group – Form 6K Interim Results 2023	104

Notes

14. Litigation and regulatory matters continued

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case is now expected to enter the discovery phase as against the non-dismissed defendants.

Odd lot corporate bond trading antitrust litigation

In October 2021, the SDNY granted the defendants’ motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs have filed an appeal.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

NatWest Group – Form 6K Interim Results 2023	105

Notes

14. Litigation and regulatory matters continued

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have been consolidated into one action, subject to NWM N.V.’s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action and such motion was denied in March 2023. As a result, the case is now expected to enter the discovery phase.

EUA trading litigation

NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have been denied permission by the Supreme Court to appeal that decision and the retrial is therefore expected to proceed on a date to be scheduled. Mercuria has also been denied permission by the Supreme Court to appeal the High Court’s finding that NWM Plc and Mercuria were both vicariously liable.

Offshoring VAT assessments

HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. It is anticipated that the plaintiffs will file a motion to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim.

In April 2023, the claimant filed a notice of discontinuance of its claim against certain defendants including Coutts & Co Ltd. The claimant subsequently indicated that it intends to issue further replacement proceedings. Coutts & Co Ltd is challenging the claimant’s ability to take that step and a hearing took place in the Malaysian Court in June 2023 to consider the validity of any new proceedings. Judgment is awaited.

Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group – Form 6K Interim Results 2023	106

Notes

14. Litigation and regulatory matters continued

Regulatory matters (including investigations and customer redress programmes)

NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 147 of NatWest Group plc’s 2022 Annual Report on Form 20-F.

RBSI inspection report and referral to enforcement

The Isle of Man Financial Services Authority (IoMFSA) undertook an inspection at The Royal Bank of Scotland International Limited (RBSI), Isle of Man, in 2021, following which it issued an inspection report. The inspection was in relation to anti-money laundering and counter-terrorist financing controls and procedures relating to specific RBSI customers. In May 2022, the IoMFSA notified RBSI that it had been referred to its Enforcement Division in relation to certain issues identified in the inspection report. The enforcement referral does not relate to counter-terrorist financing.

RBSI reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission notified RBSI that it had been referred to its Enforcement Division in relation to RBSI’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables the bank to rely on regulated third parties for specific due diligence information.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group has now commenced additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although certain cases remain outstanding.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters and a provision has been recognised. UBIDAC has been granted leave to appeal that decision.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC has previously identified other legacy business issues leading to the establishment of remediation programmes. The majority of these remediation programmes have concluded with one programme currently under management.

NatWest Group – Form 6K Interim Results 2023	107

Notes

15. Related party transactions

UK Government

The UK Government through HM Treasury is the ultimate controlling party of NatWest Group plc. The UK Government’s shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies are related parties of the Group.

At 30 June 2023 HM Treasury’s holding in the company’s ordinary shares was 38.53%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker customer relationships.

Bank of England facilities

In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties

(a)  In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b)  To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties where stakes of 10 per cent or more are held. Ongoing business transactions with these entities are on normal commercial terms.

(c)  NatWest Group recharges the NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

(d)  In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2022 are included in NatWest Group plc’s 2022 Annual Report on Form 20-F.

16. Post balance sheet events

On 25 July 2023, UBIDAC agreed the sale of a portfolio which consists mostly of non-performing mortgages; unsecured personal loans and commercial facilities with a gross value of c. €690 million at 31 December 2022.

Migrations of UBIDAC business to AIB and PTSB during July 2023 have been included in Note 7. Discontinued operations and assets and liabilities of disposal groups.

17. Date of approval

This announcement was approved by the Board of Directors on 27 July 2023.

NatWest Group – Form 6K Interim Results 2023	108

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 127 to 148 of NatWest Group plc’s 2022 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

-

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.

-	Changes in interest rates have significantly affected, and will continue to affect, NatWest Group’s business and results.
-	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
-

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may adversely affect NatWest Group and its operating environment.

-

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.

Strategic risk

-	NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
-	Future acquisitions or divestments by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.
-	NatWest Group’s phased withdrawal from the Republic of Ireland present various risks.
-	The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk

-	NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
-	NatWest Group has significant exposure to counterparty and borrower risk.
-

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

-	NatWest Group may not be able to adequately access sources of liquidity and funding.
-

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.

-

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group – Form 6K Interim Results 2023	109

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties continued

Climate and sustainability-related risks

-	NatWest Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NatWest Group.
-

NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

-

There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

-

A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group’s ability to manage those risks.

-	Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NatWest Group.
-	NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
-	A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
-	NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
-	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

-	NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk-free rates.
-	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

NatWest Group – Form 6K Interim Results 2023	110

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

-the condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the UK and as issued by the International Accounting Standards Board (IASB);

-the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

-	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Howard Davies	Katie Murray
Chairman	Group Chief Financial Officer

27 July 2023

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	John-Paul Thwaite Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Morten Friis Yasmin Jetha Mark Seligman Lena Wilson Stuart Lewis

NatWest Group – Form 6K Interim Results 2023	111

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2023.

As at
30 June
2023
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	9,852
Retained income and other reserves	24,906
Owners’ equity	34,758

NatWest Group indebtedness
Trading liabilities - debt securities in issue	714
Other financial liabilities – debt securities in issue	55,748
Subordinated liabilities	6,020
Total indebtedness	62,482
Total capitalisation and indebtedness	97,240

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 June 2023.

Share information

	30 June	31 March	31 December
	2023	2023	2022
Ordinary share price (pence)	241	264	265

Number of ordinary shares in issue (millions)	8,929	9,581	9,659

NatWest Group – Form 6K Interim Results 2023	112

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

1. Total income excluding notable items

Total income excluding notable items is calculated as total income less notable items.

The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	7,727	6,219	3,851	3,876	3,211
Less notable items:
Commercial & Institutional
Fair value, disposal losses and asset disposals/strategic risk reduction	—	(45)	—	—	(45)
Own credit adjustments (OCA)	9	52	3	6	34
Central items & other
Loss on redemption of own debt	—	(24)	—	—	—
Liquidity Asset Bond sale (losses)/gains	(24)	36	(11)	(13)	(5)
Share of associate (losses) for Business Growth Fund	(15)	(13)	(3)	(12)	(36)
Interest and FX management derivatives not in hedge accounting relationships	52	315	(23)	75	149
FX recycling gains	322	—	322	—	—
	344	321	288	56	97
Total income excluding notable items	7,383	5,898	3,563	3,820	3,114

NatWest Group – Form 6K Interim Results 2023	114

Non-IFRS financial measures continued

2. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Statutory analysis

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 December	30 June
	2023	2022	2023	2022	2022
	£m	£m	£m	£m	£m
Staff costs	2,005	1,808	965	1,029	907
Premises and equipment	570	534	284	292	283
Other administrative expenses	871	898	421	597	216
Depreciation and amortisation	469	413	257	220	427
Total operating expenses	3,915	3,653	1,927	2,138	1,833

Non-statutory analysis

	Half year ended
	30 June 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	31	1,974	2,005
Premises and equipment	—	570	570
Depreciation and amortisation	—	469	469
Other administrative expenses	77	794	871
Total	108	3,807	3,915

	Half year ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	18	1,790	1,808
Premises and equipment	—	534	534
Depreciation and amortisation	—	413	413
Other administrative expenses	151	747	898
Total	169	3,484	3,653

	Quarter ended
	30 June 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	17	948	965
Premises and equipment	—	284	284
Depreciation and amortisation	—	257	257
Other administrative expenses	35	386	421
Total	52	1,875	1,927

NatWest Group – Form 6K Interim Results 2023	115

Non-IFRS financial measures continued

2. Operating expenses - management view continued

	Quarter ended
	31 March 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	14	1,026	1,040
Premises and equipment	—	286	286
Depreciation and amortisation	—	212	212
Other administrative expenses	42	408	450
Total	56	1,932	1,988

	Quarter ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	11	896	907
Premises and equipment	—	283	283
Depreciation and amortisation	—	216	216
Other administrative expenses	56	371	427
Total	67	1,766	1,833

NatWest Group – Form 6K Interim Results 2023	116

Non-IFRS financial measures continued

3. Cost:income ratio (excl. litigation and conduct)

NatWest Group uses the cost:income ratio (excl. litigation and conduct) in the Outlook guidance. This is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio using total operating expenses.

				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	1,367	322	1,987	239	3,915
Less litigation and conduct costs	(24)	(11)	(94)	21	(108)
Other operating expenses	1,343	311	1,893	260	3,807

Total income	3,120	567	3,748	292	7,727

Cost:income ratio	43.8%	56.8%	53.0%	nm	50.7%
Cost:income ratio (excl. litigation and conduct)	43.0%	54.9%	50.5%	nm	49.3%

Half year ended 30 June 2022
Continuing operations
Operating expenses	1,242	285	1,820	306	3,653
Less litigation and conduct costs	(58)	(1)	(86)	(24)	(169)
Other operating expenses	1,184	284	1,734	282	3,484

Total income	2,554	461	2,937	267	6,219

Cost:income ratio	48.6%	61.8%	62.0%	nm	58.7%
Cost:income ratio (excl. litigation and conduct)	46.4%	61.6%	59.0%	nm	56.0%

Quarter ended 30 June 2023
Continuing operations
Operating expenses	671	167	984	105	1,927
Less litigation and conduct costs	(21)	(8)	(50)	27	(52)
Other operating expenses	650	159	934	132	1,875

Total income	1,516	271	1,795	269	3,851

Cost:income ratio	44.3%	61.6%	54.8%	nm	50.0%
Cost:income ratio (excl. litigation and conduct)	42.9%	58.7%	52.0%	nm	48.7%

Quarter ended 31 March 2023
Continuing operations
Operating expenses	696	155	1,003	134	1,988
Less litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Other operating expenses	693	152	959	128	1,932

Total income	1,604	296	1,953	23	3,876

Cost:income ratio	43.4%	52.4%	51.4%	nm	51.3%
Cost:income ratio (excl. litigation and conduct)	43.2%	51.4%	49.1%	nm	49.8%

Quarter ended 30 June 2022
Continuing operations
Operating expenses	597	146	898	192	1,833
Less litigation and conduct costs	(4)	—	(44)	(19)	(67)
Other operating expenses	593	146	854	173	1,766

Total income	1,337	245	1,562	67	3,211

Cost:income ratio	44.7%	59.6%	57.5%	nm	57.1%
Cost:income ratio (excl. litigation and conduct)	44.4%	59.6%	54.7%	nm	55.0%

nm = not meaningful

NatWest Group – Form 6K Interim Results 2023	117

Non-IFRS financial measures continued

4. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure, return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Half year ended
	and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	2,299	1,891	1,020	1,279	1,050
Annualised profit attributable to ordinary shareholders	4,598	3,782	4,080	5,116	4,200
Average total equity	36,562	39,857	36,216	37,195	38,625
Adjustment for other owners' equity and intangibles	(11,352)	(11,037)	(11,378)	(11,319)	(10,944)
Adjusted average total tangible equity	25,210	28,820	24,838	25,876	27,681
Return on equity	12.6%	9.5%	11.3%	13.8%	10.9%
Return on tangible equity	18.2%	13.1%	16.4%	19.8%	15.2%

NatWest Group – Form 6K Interim Results 2023	118

Non-IFRS financial measures continued

5. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and preference share cost allocation and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Half year ended 30 June 2023	Banking	Banking	Institutional
Operating profit (£m)	1,560	234	1,741
Paid-in equity cost allocation (£m)	(30)	(11)	(86)
Adjustment for tax (£m)	(428)	(62)	(414)
Adjusted attributable profit (£m)	1,102	161	1,241
Annualised adjusted attributable profit (£m)	2,203	321	2,483
Average RWAe (£bn)	56.1	11.3	105.1
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.6	1.3	14.7
Return on equity (%)	29.1%	24.7%	16.9%

Half year ended 30 June 2022
Operating profit (£m)	1,286	187	1,176
Preference share and paid-in equity cost allocation (£m)	(40)	(6)	(93)
Adjustment for tax (£m)	(349)	(51)	(271)
Adjusted attributable profit (£m)	897	130	812
Annualised adjusted attributable profit (£m)	1,794	261	1,624
Average RWAe (£bn)	52.5	11.3	101.7
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.2
Return on equity (%)	26.3%	20.9%	11.4%

Quarter ended 30 June 2023
Operating profit (£m)	766	101	747
Paid-in equity cost allocation (£m)	(15)	(6)	(42)
Adjustment for tax (£m)	(210)	(27)	(176)
Adjusted attributable profit (£m)	541	68	529
Annualised adjusted attributable profit (£m)	2,163	274	2,115
Average RWAe (£bn)	56.8	11.4	106.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.7	1.3	14.8
Return on equity (%)	28.2%	20.8%	14.3%

Quarter ended 31 March 2023
Operating profit (£m)	794	133	994
Paid-in equity cost allocation (£m)	(15)	(5)	(44)
Adjustment for tax (£m)	(218)	(36)	(238)
Adjusted attributable profit (£m)	561	92	713
Annualised adjusted attributable profit (£m)	2,244	369	2,850
Average RWAe (£bn)	55.4	11.2	104.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.5	1.3	14.6
Return on equity (%)	30.0%	28.5%	19.5%

Quarter ended 30 June 2022
Operating profit (£m)	719	105	712
Preference share and paid-in equity cost allocation (£m)	(20)	(3)	(47)
Adjustment for tax (£m)	(196)	(29)	(166)
Adjusted attributable profit (£m)	503	73	499
Annualised adjusted attributable profit (£m)	2,012	293	1,996
Average RWAe (£bn)	52.4	11.3	101.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.1
Return on equity (%)	29.5%	23.5%	14.0%

NatWest Group – Form 6K Interim Results 2023	119

Non-IFRS financial measures continued

6. Bank net interest margin

Bank net interest margin is defined as annualised net interest income, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure, net interest margin. This is net interest income as a percentage of average interest earning assets.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	5,726	4,334	2,824	2,902	2,307
Annualised NatWest Group net interest income	11,547	8,740	11,327	11,769	9,253

Average interest earning assets (IEA)	518,359	546,045	514,459	522,393	548,371
Less liquid asset buffer average IEA	(157,271)	(207,583)	(152,133)	(162,409)	(206,843)
Bank average IEA	361,088	338,462	362,326	359,984	341,528

Net interest margin	2.23%	1.60%	2.20%	2.25%	1.69%
Bank net interest margin	3.20%	2.58%	3.13%	3.27%	2.71%

Retail Banking
Net interest income	2,908	2,340	1,416	1,492	1,228
Annualised net interest income	5,864	4,719	5,680	6,051	4,925

Retail Banking average IEA	220,898	205,749	221,468	220,323	207,408
Less liquid asset buffer average IEA	(17,535)	(18,936)	(16,820)	(18,259)	(19,327)
Adjusted Retail Banking average IEA	203,363	186,813	204,648	202,064	188,081

Retail Banking net interest margin	2.88%	2.53%	2.78%	2.99%	2.62%

Private Banking
Net interest income	428	315	199	229	172
Annualised net interest income	863	635	798	929	690

Private Banking average IEA	27,613	29,395	27,140	28,091	29,595
Less liquid asset buffer average IEA	(8,425)	(10,389)	(7,976)	(8,878)	(10,451)
Adjusted Private Banking average IEA	19,188	19,006	19,164	19,213	19,144

Private Banking net interest margin	4.50%	3.34%	4.17%	4.83%	3.60%

Commercial & Institutional
Net interest income	2,504	1,764	1,243	1,261	961
Annualised net interest income	5,050	3,557	4,986	5,114	3,855

Commercial & Institutional average IEA	197,796	202,551	196,735	198,872	203,093
Less liquid asset buffer average IEA	(66,438)	(77,363)	(65,288)	(67,601)	(78,153)
Adjusted Commercial & Institutional average IEA	131,358	125,188	131,447	131,271	124,940

Commercial & Institutional net interest margin	3.84%	2.84%	3.79%	3.90%	3.09%

NatWest Group – Form 6K Interim Results 2023	120

Non-IFRS financial measures continued

7. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts to value the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	30 June	31 March	31 December
	2023	2023	2022
Ordinary shareholders' interests (£m)	30,868	33,817	32,598
Less intangible assets (£m)	(7,453)	(7,171)	(7,116)
Tangible equity (£m)	23,415	26,646	25,482
Ordinary shares in issue (millions) (1)	8,929	9,581	9,659
TNAV per ordinary share (pence)	262p	278p	264p

(1)	The number of ordinary shares in issue excludes own shares held.

8. Customer deposits excluding central items

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the expected reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Customer deposits	432.5	430.5	450.3
Less Central items & other	(11.4)	(8.7)	(17.4)
Customer deposits excluding central items	421.1	421.8	432.9

9. Net loans to customers excluding central items

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers over 2022 as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	373.9	374.2	366.3
Less Central items & other	(21.2)	(21.8)	(19.6)
Net loans to customers excluding central items	352.7	352.4	346.7

NatWest Group – Form 6K Interim Results 2023	121

Non-IFRS financial measures continued

10. Loan:deposit ratio (excl. repos and reverse repos)

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure, loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	30 June	31 March	30 June
	2023	2023	2022
	£m	£m	£m
Loans to customers - amortised cost	373,885	374,214	362,551
Less reverse repos	(21,420)	(21,743)	(25,084)
	352,465	352,471	337,467

Customer deposits	432,532	430,537	492,075
Less repos	(9,322)	(5,989)	(19,195)
	423,210	424,548	472,880

Loan:deposit ratio (%)	86%	87%	74%
Loan:deposit ratio (excl. repos and reverse repos) (%)	83%	83%	71%

11. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	31 December
	2023	2022	2023	2023	2022
Loan impairment charge/(release) (£m)	223	(54)	153	70	144
Annualised loan impairment charge/(release) (£m)	446	(108)	612	280	576

Gross customer loans (£bn)	377.3	366.0	377.3	377.6	369.7

Loan impairment rate	12bps	(3bps)	16bps	7bps	16bps

12. Funded assets

Funded assets are calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£m	£m	£m
Total assets	702,601	695,624	720,053
Less derivative assets	(81,873)	(79,420)	(99,545)
Funded assets	620,728	616,204	620,508

13. AUMAs

AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment.

AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. From 1 June 2023, AUA also comprises Cushon third party assets., and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

NatWest Group – Form 6K Interim Results 2023	122

Non-IFRS financial measures continued

14. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). Net new money excludes the impact of European Economic Area (EEA) resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

15. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6K Interim Results 2023	123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray
Group Chief Financial Officer
28 July 2023